UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 1, 2024

Barclays PLC
(Name of Registrant)

1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F

This Report on Form 6-K is filed by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 1, 2024

By: /s/ Garth Wright --------------------------------
Garth Wright
Assistant Secretary

Barclays PLC

Interim Results Announcement

30 June 2024

Table of Contents

Results Announcement	Page

Notes

Performance Highlights

Group Finance Director’s Review	6

Results by Business

● Barclays UK	8

● Barclays UK Corporate	10

● Barclays Private Bank and Wealth Management	11

● Barclays Investment Bank	12

● Barclays US Consumer Bank	14

● Head Office	15

Quarterly Results Summary	16

Quarterly Results by Business	17

Performance Management

● Margins and Balances	14

Risk Management

● Risk Management and Principal Risks	26

● Credit Risk	271

● Market Risk	47

● Treasury and Capital Risk	481

Statement of Directors' Responsibilities	58

Independent Review Report to Barclays PLC	59

Condensed Consolidated Financial Statements	61

Financial Statement Notes	67

Appendix: Non-IFRS Performance Measures	89

Shareholder Information	15

Notes
The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2024 to the corresponding six months of 2023 and balance sheet analysis as at 30 June 2024 with comparatives relating to 31 December 2023 and 30 June 2023. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and ‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.
The information in this announcement, which was approved by the Board of Directors on 31 July 2024, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2023, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006) have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
These results will be furnished on Form 6-K to the US Securities and Exchange Commission (SEC) as soon as practicable following publication of this document. Once furnished to the SEC, a copy of the Form 6-K will be available from the SEC’s website at www.sec.gov.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.
Non-IFRS performance measures
Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 89 to 1 for definitions and calculations of non-IFRS performance measures included throughout this document, and reconciliations to the most directly comparable IFRS measures.
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’, ‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including environmental, social and governance (ESG) commitments and targets), plans and objectives for future operations, International Financial Reporting Standards (“IFRS”) and other statements that are not historical or current facts. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards; the outcome of current and future legal proceedings and regulatory investigations; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively; environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets; market related risks such as changes in interest rates and foreign exchange rates reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; the direct and indirect consequences of the conflicts in Ukraine and the Middle East on European and global macroeconomic conditions, political stability and financial markets; political elections, including the impact of the UK, European and US elections in 2024; developments in the UK’s relationship with the European Union (“EU”); the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Group’s reputation, business or operations; the Group’s ability to access funding; and the success of acquisitions, disposals and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. In setting its targets and outlook for the period 2024-2026, Barclays has made certain assumptions about the macroeconomic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the US Securities and Exchange Commission (“SEC”) (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2023), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Performance Highlights

Barclays delivered a return on tangible equity (RoTE) of 11.1% in H124 and announced £1.2bn total capital distributions to shareholders in respect of the first half of 2024

C. S. Venkatakrishnan, Group Chief Executive, commented
“We are making good progress on our three-year plan, with a RoTE of 11.1% in the first half of 2024, which puts us on track for our target of greater than 10% RoTE in 2024. We completed the sale of the performing Italian mortgage book, announced the sale of the German consumer finance business, and are on track to complete the acquisition of Tesco Bank in November 2024. We announced a half year dividend of 2.9p per share alongside a share buyback of up to £750m, with total capital distributions to shareholders of £1.2bn in respect of the first half of 2024."

●
H124 Group statutory RoTE of 11.1%, and 12.0% excluding inorganic activity1. 2024 RoTE targets remain unchanged
-
Q224 Group statutory RoTE of 9.9% and 11.8% excluding inorganic activity
-
Impact of inorganic activity was broadly neutral to the Common Equity Tier 1 (CET1) ratio which was 13.6% at Q224
●
Completed the £1bn share buyback announced with FY23 Results. Announced intention to initiate a share buyback of up to £750m and a dividend of 2.9p per share for H124
●
Guidance for 2024 Group Net Interest Income (NII) excluding Investment Bank (IB) and Head Office increased from c.£10.7bn to c.£11.0bn. Within this, Barclays UK NII guidance increased from c.£6.1bn to c.£6.3bn
-
Increase driven by the higher than expected interest rate environment and improving deposit dynamics and excludes the Tesco Bank acquisition2, which is expected to complete at the beginning of November 2024
●
Group cost: income ratio of 62% in H124. Target of c.63% in 2024 remains unchanged
-
Delivered a further £0.2bn of gross cost efficiency savings in Q224 resulting in H124 savings of £0.4bn. Remain on track to deliver c.£1bn of gross cost efficiency savings in 2024

Key financial metrics:
Statutory											Excluding inorganic activity1
	Income	Profit before tax	Attributable profit	Cost: income ratio	LLR	RoTE	EPS	TNAV per share	CET1 ratio	Total capital return	RoTE
Q224	£6.3bn	£1.9bn	£1.2bn	63%	38bps	9.9%	8.3p	340p	13.6%	£1.2bn	11.8%
H124	£13.3bn	£4.2bn	£2.8bn	62%	45bps	11.1%	18.6p				12.0%

Q224 Performance highlights:
●
Group statutory RoTE was 9.9% (Q223: 11.4%) with profit before tax of £1.9bn (Q223: £2.0bn) including the impact of inorganic activity1
-
Excluding the impact of inorganic activity, Group RoTE was 11.8%
●
Group income of £6.3bn was up 1% year-on-year, with Group NII excluding IB and Head Office of £2.7bn, of which Barclays UK NII was £1.6bn
-
Barclays UK income decreased 4%, as higher structural hedge income was more than offset by mortgage margin pressure and adverse product dynamics in deposits, which have improved in Q224, in addition to the transfer of Wealth Management & Investments (WM&I) to Barclays Private Bank and Wealth Management (PBWM)3
-
Barclays UK Corporate Bank (UKCB) income decreased 6%, as increased deposit income in the higher interest rate environment was more than offset by lower liquidity pool income
-
PBWM income increased 7%, reflecting client balance growth, including the transfer of WM&I from Barclays UK3, and the benefit from the higher interest rate environment, partially offset by adverse deposit dynamics
-
IB income increased 10%. Global Markets income increased 5%, with Equities income up 24% partially offset by FICC income which was down 3%. In Investment Banking, higher fee income, particularly in Debt and Equity capital markets, was partially offset by lower income in the International Corporate Bank
-
Barclays US Consumer Bank (USCB) income increased 7%, reflecting higher cards balances
●
Group total operating expenses were £4.0bn, up 1% year-on-year, reflecting investment spend and business growth, with £0.2bn of efficiency savings more than offsetting inflation
●
Credit impairment charges were £0.4bn (Q223: £0.4bn) with an LLR of 38bps (Q223: 37bps)

1
Inorganic activity refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In Q224 and H124 these include the £220m loss on sale of the performing Italian retail mortgage portfolio and the £20m loss on disposal from the German consumer finance business.

2	See Other matters on page 7 for further details on the acquisition of Tesco Bank's retail banking business.
3	WM&I was transferred in May 2023

H124 Performance highlights:
●
Group statutory RoTE was 11.1% (H123: 13.2%) with profit before tax of £4.2bn (H123: £4.6bn), including the impact of inorganic activity1
-
Excluding the impact of inorganic activity, Group RoTE was 12.0%
●
Group income of £13.3bn, down 2% year-on-year, with Group NII excluding IB and Head Office of £5.4bn of which Barclays UK NII was £3.1bn
●
Group total operating expenses were £8.2bn, up 1% year-on-year, including the £120m estimated impact of the Bank of England (BoE) levy scheme in Q124
-
Group operating costs were broadly stable at £8.0bn, with £0.4bn of cost efficiency savings more than offsetting inflation, enabling investment spend and business growth
●
Credit impairment charges were £0.9bn (H123: £0.9bn) with an LLR of 45bps (H123: 44bps)
●
CET1 ratio of 13.6% (December 2023: 13.8%), with risk weighted assets (RWAs) of £351.4bn (December 2023: £342.7bn) and tangible net asset value (TNAV) per share of 340p (December 2023: 331p)

Group Financial Targets and Outlook:
2024
●
Returns: targeting RoTE of greater than 10% and c.10.5% excluding inorganic activity1
●
Income: targeting Barclays Group NII excluding IB and Head Office of c.£11.0bn (up from previous target of c.£10.7bn), of which Barclays UK NII of c.£6.3bn (up from previous target of c.£6.1bn)2
●
Costs: targeting Group cost: income ratio of c.63%, which includes c.£1bn of gross efficiency savings in 2024
●
Impairment: expect an LLR of 50-60bps through the cycle
●
Capital: expect to operate within the CET1 ratio target range of 13-14%
-
c.£16bn of RWAs from regulatory change now expected during Q125 due to USCB moving to Internal Ratings-Based (IRB) models. Capital returns intention remains unchanged

2026
●
Returns: targeting a greater than 12% RoTE
●
Capital returns: plan to return at least £10bn of capital to shareholders between 2024 and 2026, through dividends and share buybacks, with a continued preference for buybacks. Plan to keep total dividend stable at 2023 level in absolute terms, with progressive dividend per share growth driven through share count reduction as a result of increased share buybacks. Dividends will continue to be paid semi-annually. This multi-year plan is subject to supervisory and Board approval, anticipated financial performance and our published CET1 ratio target range of 13-14%
●
Income: targeting Group total income of c.£30bn
●
Costs: targeting total Group operating expenses of c.£17bn and a Group cost: income ratio of high 50s in percentage terms. This includes total gross efficiency savings of c.£2bn by 2026
●
Impairment: expect an LLR of 50-60bps through the cycle
●
Capital: expect to operate within the CET1 ratio target range of 13-14%
-
Targeting IB RWAs of c.50% of Group RWAs in 2026
-
Impact of regulatory change on RWAs in line with prior guidance, expected to be at lower end of 5–10% of Group RWAs. This includes c.£16bn of RWAs expected during Q125 due to USCB moving to IRB models

1
Inorganic activity refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In Q224 and H124 these include the £220m loss on sale of the performing Italian retail mortgage portfolio and the £20m loss on disposal from the German consumer finance business.

2
This excludes the 2024 impact of the acquisition of Tesco Bank's retail banking business, which is expected to complete at the beginning of November 2024 subject to court sanction and regulatory approvals. It is expected to generate annualised NII of c.£400m in the first year post-completion. See Other Matters on page 7 for further details of the acquisition.

Barclays Group results	Half year ended			Three months ended
	30.06.24	30.06.23		30.06.24	30.06.23
	£m	£m	% Change	£m	£m	% Change
Barclays UK	3,713	3,922	(5)	1,887	1,961	(4)
Barclays UK Corporate Bank	877	935	(6)	443	472	(6)
Barclays Private Bank and Wealth Management	632	558	13	320	299	7
Barclays Investment Bank	6,347	6,312	1	3,019	2,743	10
Barclays US Consumer Bank	1,678	1,593	5	819	767	7
Head Office	30	202	(85)	(164)	43
Total income	13,277	13,522	(2)	6,324	6,285	1
Operating costs	(7,997)	(8,030)	—	(3,999)	(3,919)	(2)
UK regulatory levies1	(120)	—	#DIV/0!	—	—	#DIV/0!
Litigation and conduct	(64)	(32)		(7)	(33)	79
Total operating expenses	(8,181)	(8,062)	(1)	(4,006)	(3,952)	(1)
Other net income/(expenses)	16	(2)		4	3	33
Profit before impairment	5,112	5,458	(6)	2,322	2,336	(1)
Credit impairment charges	(897)	(896)	—	(384)	(372)	(3)
Profit before tax	4,215	4,562	(8)	1,938	1,964	(1)
Tax charge	(892)	(914)	2	(427)	(353)	(21)
Profit after tax	3,323	3,648	(9)	1,511	1,611	(6)
Non-controlling interests	(26)	(30)	13	(23)	(22)	(5)
Other equity instrument holders	(510)	(507)	(1)	(251)	(261)	4
Attributable profit	2,787	3,111	(10)	1,237	1,328	(7)

Performance measures
Return on average tangible shareholders' equity	11.1%	13.2%		9.9%	11.4%
Average tangible shareholders' equity (£bn)	50.1	47.2		49.8	46.7
Cost: income ratio	62%	60%		63%	63%
Loan loss rate (bps)	45	44		38	37
Basic earnings per ordinary share	18.6p	19.9p		8.3p	8.6p
Dividend per share	2.9p	2.7p
Share buyback announced (£m)	750	750
Total payout equivalent per share	c.8.0p	c.7.5p
Basic weighted average number of shares (m)	14,972	15,645	(4)	14,915	15,523	(4)
Period end number of shares (m)	14,826	15,556	(5)
Period end tangible shareholders' equity (£bn)	50.4	45.3

	As at 30.06.24	As at 31.12.23	As at 30.06.23
Balance sheet and capital management2	£bn	£bn	£bn
Loans and advances at amortised cost	399.5	399.5	401.4
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%
Total assets	1,576.6	1,477.5	1,549.7
Deposits at amortised cost	557.5	538.8	554.7
Tangible net asset value per share	340p	331p	291p
Common equity tier 1 ratio	13.6%	13.8%	13.8%
Common equity tier 1 capital	47.7	47.3	46.6
Risk weighted assets	351.4	342.7	336.9
UK leverage ratio	5.0%	5.2%	5.1%
UK leverage exposure	1,222.7	1,168.3	1,183.7

Funding and liquidity
Group liquidity pool (£bn)	328.7	298.1	330.7
Liquidity coverage ratio3	167.0%	161.4%	157.2%
Net stable funding ratio4	136.4%	138.0%	138.8%
Loan: deposit ratio	72%	74%	72%

1	Comprises the impact of the BoE levy scheme and the UK bank levy.
2	Refer to pages 13 to 57 for further information on how capital, RWAs and leverage are calculated.
3	The Liquidity Coverage Ratio is now shown on an average basis, based on the average of the last 12 spot month end ratios. Prior period LCR comparatives have been updated for consistency.
4	Represents average of the last four spot quarter end positions.

Reconciliation of financial results excluding inorganic activity1
Half year ended	30.06.24			30.06.23
	Statutory	Inorganic activity	Excluding inorganic activity	Statutory
	£m	£m	£m	£m	% Change
Barclays UK	3,713	—	3,713	3,922	(5)
Barclays UK Corporate Bank	877	—	877	935	(6)
Barclays Private Bank and Wealth Management	632	—	632	558	13
Barclays Investment Bank	6,347	—	6,347	6,312	1
Barclays US Consumer Bank	1,678	—	1,678	1,593	5
Head Office	30	(240)	270	202	34
Total income	13,277	(240)	13,517	13,522	—
Operating costs	(7,997)	—	(7,997)	(8,030)	—
UK regulatory levies	(120)	—	(120)	—	#DIV/0!
Litigation and conduct	(64)	—	(64)	(32)
Total operating expenses	(8,181)	—	(8,181)	(8,062)	(1)
Other net income/(expenses)	16	—	16	(2)
Profit before impairment	5,112	(240)	5,352	5,458	(2)
Credit impairment charges	(897)	—	(897)	(896)	—
Profit before tax	4,215	(240)	4,455	4,562	(2)
Attributable profit	2,787	(233)	3,020	3,111	(3)

Average tangible shareholders' equity (£bn)	50.1		50.1	47.2
Return on average tangible shareholders' equity	11.1%		12.0%	13.2%
Cost: income ratio	62%		61%	60%

Three months ended	30.06.24			30.06.23
	Statutory	Inorganic activity	Excluding inorganic activity	Statutory
	£m	£m	£m	£m	% Change
Barclays UK	1,887	—	1,887	1,961	(4)
Barclays UK Corporate Bank	443	—	443	472	(6)
Barclays Private Bank and Wealth Management	320	—	320	299	7
Barclays Investment Bank	3,019	—	3,019	2,743	10
Barclays US Consumer Bank	819	—	819	767	7
Head Office	(164)	(240)	76	43	77
Total income	6,324	(240)	6,564	6,285	4
Operating costs	(3,999)	—	(3,999)	(3,919)	(2)
UK regulatory levies	—	—	—	—	#DIV/0!
Litigation and conduct	(7)	—	(7)	(33)	79
Total operating expenses	(4,006)	—	(4,006)	(3,952)	(1)
Other net income	4	—	4	3	33
Profit before impairment	2,322	(240)	2,562	2,336	10
Credit impairment charges	(384)	—	(384)	(372)	(3)
Profit before tax	1,938	(240)	2,178	1,964	11
Attributable profit	1,237	(233)	1,470	1,328	11

Average tangible shareholders' equity (£bn)	49.8		49.8	46.7
Return on average tangible shareholders' equity	9.9%		11.8%	11.4%
Cost: income ratio	63%		61%	63%

1
Inorganic activity refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In Q224 and H124 these include the £220m loss on sale of the performing Italian retail mortgage portfolio and the £20m loss on disposal from the German consumer finance business.

Group Finance Director's Review

Group performance
●
Barclays delivered a H124 profit before tax of £4,215m (H123: £4,562m), RoTE of 11.1% (H123: 13.2%) and earnings per share (EPS) of 18.6p (H123: 19.9p)
●
Group income decreased 2% to £13,277m. Excluding the impact of inorganic activity, comprising the £220m loss on sale of the performing Italian retail mortgage portfolio and the £20m loss on disposal from the German consumer finance business, Group income was broadly stable, as higher structural hedge income, higher Investment Banking fees, increased income in Equities and balance growth in USCB were offset by lower FICC income as well as adverse product dynamics in Barclays UK deposits and mortgages
●
Group total operating expenses increased to £8,181m (H123: £8,062m), including the £120m estimated impact of the BoE levy scheme in Q124
-
Group operating costs were stable at £7,997m, with £0.4bn of cost efficiency savings more than offsetting inflation, enabling investment spend and business growth
●
Credit impairment charges were £897m (H123: £896m), driven by the anticipated higher delinquencies in US cards partially offset by the impact of the improved macroeconomic outlook across portfolios. Total coverage ratio remains stable at 1.4% (December 2023: 1.4%)
●
The effective tax rate (ETR) was 21.2% (H123: 20.0%)
●
Attributable profit was £2,787m (H123: £3,111m)
●
Total assets increased to £1,576.6bn (December 2023: £1,477.5bn), driven by an increase in trading securities and secured lending in IB, and an increase in the liquidity pool due to growth in deposits
●
TNAV per share increased to 340p (December 2023: 331p) including EPS of 18.6p and a 4p benefit from the reduction in share count as a result of the partial completion, as at 30 June 2024, of the £1.0bn share buyback announced at FY23 Results. These were partially offset by a 5p reduction from dividends paid during H124 and net negative other reserve movements

Group capital and leverage
●
The CET1 ratio decreased to 13.6% (December 2023: 13.8%) as RWAs increased by £8.7bn to £351.4bn partially offset by an increase in CET1 capital of £0.4bn to £47.7bn:
-
c.80bps increase from attributable profit
-
c.50bps decrease driven by shareholder distributions including the £1.0bn share buyback announced with FY23 Results and an accrual towards the FY24 dividend
-
c.20bps decrease from other capital movements
-
c.40bps decrease as a result of an £8.7bn increase in RWAs due to seasonal increases relative to FY23 and elevated client trading activity in IB as well as regulatory model changes in Barclays UK
●
The UK leverage ratio decreased to 5.0% (December 2023: 5.2%) primarily due to a £54.4bn increase in leverage exposure to £1,222.7bn, largely driven by an increase in trading securities and secured lending in IB

Group funding and liquidity
●
The liquidity metrics remain well above regulatory requirements, underpinned by well-diversified sources of funding, a stable global deposit franchise and a highly liquid balance sheet
●
The liquidity pool was £328.7bn (December 2023: £298.1bn). The increase in the liquidity pool was primarily driven by deposit growth, particularly in International Corporate Bank and PBWM deposits
●
The average1 Liquidity Coverage Ratio (LCR) increased to 167.0% (December 2023: 161.4%), equivalent to a surplus of £122.8bn (December 2023: £117.7bn)
●
Total deposits increased by £18.7bn to £557.5bn (December 2023: £538.8bn)
●
The average2 Net Stable Funding Ratio (NSFR) was 136.4% (December 2023: 138.0%), which represents a £165.9bn (December 2023: £167.1bn) surplus above the 100% regulatory requirement
●
Wholesale funding outstanding, excluding repurchase agreements, was £182.2bn (December 2023: £176.8bn)
●
The Group issued £9.7bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company) in H124. The Group has a strong MREL position with a ratio of 33.5%, which is in excess of the regulatory requirement of 30.1% plus a confidential, institution specific, Prudential Regulation Authority (PRA) buffer

1	Represents average of the last 12 spot month end ratios.
2	Represents average of the last four spot quarter end ratios.

Other matters
●
Acquisition of Tesco Bank's retail banking business: on 9 February 2024, Barclays entered into an agreement with Tesco Personal Finance plc (operating using the trading name “Tesco Bank”) to acquire certain assets and liabilities of its retail banking business. The proposed transfer is subject to High Court approval and, if approved, is expected to become effective on 1 November 2024. The acquisition is expected to increase RWAs by c.£8bn, reducing Barclays' CET1 ratio by c.30bps on completion
●
FCA motor finance review: in January 2024, the UK Financial Conduct Authority (FCA) announced that it was appointing a skilled person to undertake a review of the historical use of discretionary commission arrangements and sales in the motor finance market across several firms. This follows two final decisions by the UK Financial Ombudsman Service (FOS), including one upholding a complaint against Clydesdale Financial Services Limited (CFS) (a subsidiary of Barclays PLC) in relation to commission arrangements and disclosure in the sale of motor finance products and a number of complaints and court claims, including some against CFS. We have commenced a judicial review challenge against the FOS in the High Court in relation to this decision. Barclays will co-operate fully with the FCA’s skilled person review, the outcome of which is unknown, including any potential financial impact. The FCA currently plans to set out next steps on this matter in May 2025. Barclays ceased operating in the motor finance market in late 2019 whilst CFS was a subsidiary of the Barclays Bank group
●
BoE levy scheme: following parliamentary approval, the new levy process commenced in Q124 replacing the Cash Ratio Deposit scheme as a means of funding the Bank of England's monetary policy and financial stability operations. This change in scheme moves the charge from negative income recognised over the course of the year to an annual operating expense at the start of the levy year (running from 1 March to 28 February). Barclays' estimated contribution for the 2024/2025 financial year is £120m, reported in the UK regulatory levies account line. This will be partially offset by increased income of c.£75m through lower funding costs during 2024. The net impact of moving to the new scheme has been to reduce Group RoTE by c.0.3% in H124, with an expected full year impact of c.0.1%. The final charge for the 2024/2025 financial year is expected to be confirmed during Q324
●
Disposal of Italian retail mortgages: on 24 April 2024, Barclays announced a transaction under which Barclays Bank Ireland PLC intended to dispose of its performing Italian retail mortgage portfolio, held in Head Office. The sale completed in Q224, generating a loss on disposal of £220m and reduced RWAs by £0.8bn. The transaction was broadly neutral to Barclays’ CET1 ratio
-
Barclays remains in discussion with respect to the disposals of the remaining non-performing and Swiss-Franc linked Italian retail mortgage portfolios. Should such sales occur, they are together expected to generate a further small loss on sale, but be broadly neutral to Barclays’ CET1 ratio
●
Disposal of German consumer finance business: on 4 July 2024, Barclays Bank Ireland PLC agreed the sale of its German consumer finance business (comprising credit cards, unsecured personal loans and deposits) to BAWAG P.S.K., a wholly-owned subsidiary of BAWAG Group AG, for a small premium to net assets. When including disposal costs and accounting adjustments as required by IFRS 5 (Non-current Assets Held for Sale and Discontinued Operations), Barclays has recorded a £20m loss on the transaction within Head Office in Q224. Completion of the sale, which is subject to certain conditions, including regulatory approvals and the sanction of the relevant courts, is expected to occur in Q424 or Q125. Once complete, the sale is expected to release c.£3.4bn of RWAs, increasing Barclays' CET1 ratio by c.10bps

Anna Cross, Group Finance Director

Results by Business

Barclays UK	Half year ended			Three months ended
	30.06.24	30.06.23		30.06.24	30.06.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	3,146	3,278	(4)	1,597	1,660	(4)
Net fee, commission and other income	567	644	(12)	290	301	(4)
Total income	3,713	3,922	(5)	1,887	1,961	(4)
Operating costs	(2,048)	(2,182)	6	(1,041)	(1,090)	4
UK regulatory levies	(54)	—	#DIV/0!	—	—	#DIV/0!
Litigation and conduct	(6)	3		(4)	5
Total operating expenses	(2,108)	(2,179)	3	(1,045)	(1,085)	4
Other net income	—	—		—	—	#DIV/0!
Profit before impairment	1,605	1,743	(8)	842	876	(4)
Credit impairment charges	(66)	(208)	68	(8)	(95)	92
Profit before tax	1,539	1,535	—	834	781	7
Attributable profit	1,063	1,049	1	584	534	9

Performance measures
Return on average allocated tangible equity	20.4%	20.4%		22.3%	20.9%
Average allocated tangible equity (£bn)	10.4	10.3		10.5	10.2
Cost: income ratio	57%	56%		55%	55%
Loan loss rate (bps)	6	18		1	17
Net interest margin	3.15%	3.20%		3.22%	3.22%

Key facts
UK mortgage balances (£bn)1	161.1	163.6
Mortgage gross lending flow (£bn)	9.2	12.2
Average loan to value of mortgage portfolio2	53%	53%
Average loan to value of new mortgage lending2	63%	63%
Number of branches	228	414
Mobile banking active customers (m)	11.2	10.8
30 day arrears rate - Barclaycard Consumer UK	0.8%	0.9%

	As at 30.06.24	As at 31.12.23	As at 30.06.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	198.7	202.8	206.8
Total assets	293.0	293.1	304.8
Customer deposits at amortised cost	236.8	241.1	249.8
Loan: deposit ratio	91%	92%	90%
Risk weighted assets	76.5	73.5	73.0
Period end allocated tangible equity	10.6	10.2	10.1

1	H124 UK mortgage balances include Kensington mortgages, H123 balances on the same basis would be £166.2bn.
2	Average loan to value (LTV) of mortgages is balance weighted and reflects both residential and buy-to-let (BTL) mortgage portfolios within the Home Loans portfolio.

Analysis of Barclays UK	Half year ended			Three months ended
	30.06.24	30.06.23		30.06.24	30.06.23
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Personal Banking	2,302	2,497	(8)	1,174	1,244	(6)
Barclaycard Consumer UK	457	484	(6)	228	237	(4)
Business Banking	954	941	1	485	480	1
Total income	3,713	3,922	(5)	1,887	1,961	(4)

Analysis of credit impairment (charges)/releases
Personal Banking	(40)	(120)	67	(26)	(92)	72
Barclaycard Consumer UK	(63)	(118)	47	(25)	(35)	29
Business Banking	37	30	23	43	32	34
Total credit impairment charges	(66)	(208)	68	(8)	(95)	92

	As at 30.06.24	As at 31.12.23	As at 30.06.23
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Personal Banking	167.3	170.1	173.3
Barclaycard Consumer UK	10.2	9.7	9.3
Business Banking	21.2	23.0	24.2
Total loans and advances to customers at amortised cost	198.7	202.8	206.8

Analysis of customer deposits at amortised cost
Personal Banking	183.3	185.4	191.1
Barclaycard Consumer UK	—	—	—
Business Banking	53.5	55.7	58.7
Total customer deposits at amortised cost	236.8	241.1	249.8

Barclays UK delivered a RoTE of 20.4% supported by resilient returns, which includes investment in our transformation into a simpler, better and more balanced retail bank.
Income statement - H124 compared to H123
●
Profit before tax remained stable at £1,539m with a RoTE of 20.4% (H123: 20.4%)
●
Total income decreased 5% to £3,713m. NII decreased 4% to £3,146m, as continued structural hedge momentum was more than offset by mortgage margin pressure and adverse product dynamics in deposits, which have improved in Q224. Net fee, commission and other income decreased 12% to £567m primarily from the impact of the transfer of WM&I to PBWM1
-
Personal Banking income decreased 8% to £2,302m, driven by lower deposit volumes, changes in deposit mix where cost of living pressures and customers searching for yield have been primary factors, mortgage margin compression and the impact of the transfer of WM&I to PBWM. Structural hedge momentum has partially mitigated the impact of adverse product dynamics
-
Barclaycard Consumer UK income decreased 6% to £457m due to lower interest earning lending balances, resulting from higher customer spend being more than offset by repayments
-
Business Banking income increased 1% to £954m driven by continued structural hedge momentum, partially offset by lower government scheme lending as repayments continue and lower deposit volumes
●
Total operating expenses decreased 3% to £2,108m, driven by the transfer of WM&I to PBWM partially offset by the impact of inflation. Ongoing efficiency savings continue to be reinvested, which includes investment in our transformation programme to drive sustainable improvement to the cost: income ratio
●
Credit impairment charges were £66m (H123: £208m), driven by low delinquencies in UK cards, high quality mortgage lending portfolio and the improved macroeconomic outlook. UK cards 30 and 90 day arrears remained low at 0.8% (H123: 0.9%) and 0.2% (H123: 0.2%) respectively. The UK cards total coverage ratio was 6.1% (December 2023: 6.8%)
Balance sheet - 30 June 2024 compared to 31 December 2023
●
Loans and advances to customers at amortised cost decreased by £4.1bn to £198.7bn, driven by subdued mortgage lending reflecting wider market factors and continued repayment of government scheme lending in Business Banking
●
Customer deposits at amortised cost decreased £4.3bn to £236.8bn, driven by reduced Business Banking and retail current account balances, reflecting broader market trends. The loan: deposit ratio remained stable at 91% (December 2023: 92%)
●
RWAs increased to £76.5bn (December 2023: £73.5bn), primarily driven by regulatory model changes

1	WM&I was transferred in May 2023.

Barclays UK Corporate Bank	Half year ended			Three months ended
	30.06.24	30.06.23		30.06.24	30.06.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	573	609	(6)	296	299	(1)
Net fee, commission, trading and other income	304	326	(7)	147	173	(15)
Total income	877	935	(6)	443	472	(6)
Operating costs	(456)	(423)	(8)	(235)	(213)	(10)
UK regulatory levies	(30)	—	#DIV/0!	—	—	#DIV/0!
Litigation and conduct	—	—		—	—
Total operating expenses	(486)	(423)	(15)	(235)	(213)	(10)
Other net income	—	2		—	1
Profit before impairment	391	514	(24)	208	260	(20)
Credit impairment (charges)/releases	(23)	60		(8)	84
Profit before tax	368	574	(36)	200	344	(42)
Attributable profit	248	396	(37)	135	239	(44)

Performance measures
Return on average allocated tangible equity	16.6%	27.3%		18.0%	32.9%
Average allocated tangible equity (£bn)	3.0	2.9		3.0	2.9
Cost: income ratio	55%	45%		53%	45%
Loan loss rate (bps)	18	(44)		12	(123)

	As at 30.06.24	As At 31.12.23	As at 30.06.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	25.7	26.4	26.9
Deposits at amortised cost	84.9	84.9	82.6
Risk weighted assets	21.9	20.9	20.6
Period end allocated tangible equity	3.0	3.0	2.9

	Half year ended			Three months ended
	30.06.24	30.06.23		30.06.24	30.06.23
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Corporate lending	129	129	—	57	68	(16)
Transaction banking	748	806	(7)	386	404	(4)
Total income	877	935	(6)	443	472	(6)

UKCB delivered a RoTE of 16.6% (H123: 27.3%), with stable average deposits supporting strong returns despite lower liquidity pool income, continued investment to support growth ambitions and the estimated impact of the BoE levy scheme in Q124.
Income statement - H124 compared to H123
●
Profit before tax decreased 36% to £368m (H123: £574m)
●
Total income decreased 6% to £877m as increased deposit income in the higher interest rate environment was more than offset by lower liquidity pool income
●
Total operating expenses increased 15% to £486m, reflecting higher ongoing spend to support growth ambitions and the estimated impact of the BoE levy scheme in Q124
●
Credit impairment charges were £23m (H123: £60m release), driven by resilient underlying credit performance and limited single name charges. The release in the prior period was driven by the improved macroeconomic outlook
Balance sheet - 30 June 2024 compared to 31 December 2023
●
Loans and advances to customers at amortised cost remained broadly stable at £25.7bn (December 2023: £26.4bn)
●
Customer deposits at amortised cost remained broadly stable at £84.9bn (December 2023: £84.9bn)
●
RWAs increased to £21.9bn (December 2023: £20.9bn) reflecting higher client lending limits, supporting future lending growth

Barclays Private Bank and Wealth Management	Half year ended				Three months ended
	30.06.24	30.06.23			30.06.24	30.06.23
Income statement information	£m	£m	% Change		£m	£m	% Change
Net interest income	362	367	(1)		187	186	1
Net fee, commission and other income	270	191	41		133	113	18
Total income	632	558	13		320	299	7
Operating costs	(434)	(326)	(33)		(220)	(182)	(21)
UK regulatory levies	(3)	—	#DIV/0!		—	—	#DIV/0!
Litigation and conduct	1	—			1	—
Total operating expenses	(436)	(326)	(34)		(219)	(182)	(20)
Other net income	—	—	#DIV/0!	`	—	—	#DIV/0!
Profit before impairment	196	232	(16)		101	117	(14)
Credit impairment releases /(charges)	3	(10)			3	(7)
Profit before tax	199	222	(10)		104	110	(5)
Attributable profit	151	181	(17)		77	91	(15)

Performance measures
Return on average allocated tangible equity	29.7%	35.2%			30.8%	35.9%
Average allocated tangible equity (£bn)	1.0	1.0			1.0	1.0
Cost: income ratio	69%	58%			68%	61%
Loan loss rate (bps)	(4)	14			(9)	20

Key facts	£bn	£bn
Invested assets1	119.8	100.8
Clients assets and liabilities2	198.5	174.1

	As at 30.06.24	As At 31.12.23	As at 30.06.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	13.9	13.6	13.8
Deposits at amortised cost	64.6	60.3	59.2
Risk weighted assets	7.0	7.2	7.2
Period end allocated tangible equity	1.0	1.0	1.0

PBWM delivered a RoTE of 29.7%, supported by 14% growth year on year in client balances to £198.5bn, which is predominantly driven by invested assets1 as a result of market movements and underlying growth.
Income statement - H124 compared to H123
●
Profit before tax decreased 10% to £199m with a RoTE of 29.7% (H123: 35.2%)
●
Total income increased 13% to £632m. NII decreased 1% to £362m mainly due to adverse deposit dynamics reflecting wider market trends, partially offset by higher deposit balances and the benefit from the higher interest rate environment. Net fee, commission and other income increased 41% to £270m reflecting the transfer of WM&I from Barclays UK3 and invested assets growth
●
Total operating expenses increased 34% to £436m, reflecting the transfer of WM&I from Barclays UK and higher ongoing spend, including hiring, to support business growth
Balance sheet - 30 June 2024 compared to 31 December 2023
●
Client assets and liabilities increased £15.6bn to £198.5bn, driven by £11.0bn increase in invested assets as a result of market movements and underlying growth, as well as £4.3bn increase in deposits and £0.3bn increase in gross loans to clients
●
Deposits at amortised cost increased £4.3bn to £64.6bn, driven by underlying growth from client inflows
●
RWAs were stable at £7.0bn (December 2023: £7.2bn)

1	Invested assets represent assets under management and supervision.
2	Client assets and liabilities refers to customer deposits, lending and invested assets.
3	WM&I was transferred in May 2023

Barclays Investment Bank	Half year ended			Three months ended
	30.06.24	30.06.23		30.06.24	30.06.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	465	714	(35)	268	555	(52)
Net trading income	3,467	3,786	(8)	1,485	1,351	10
Net fee, commission and other income	2,415	1,812	33	1,266	837	51
Total income	6,347	6,312	1	3,019	2,743	10
Operating costs	(3,858)	(3,845)	—	(1,900)	(1,813)	(5)

UK regulatory levies	(33)	—	#DIV/0!	—	—	#DIV/0!
Litigation and conduct	(11)	1		(3)	(1)
Total operating expenses	(3,902)	(3,844)	(2)	(1,903)	(1,814)	(5)
Other net expenses	—	(1)		—	—	#DIV/0!
Profit before impairment	2,445	2,467	(1)	1,116	929	20
Credit impairment charges	(34)	(102)	67	(44)	(77)	43
Profit before tax	2,411	2,365	2	1,072	852	26
Attributable profit	1,614	1,610	—	715	562	27

Performance measures
Return on average allocated tangible equity	10.8%	11.1%		9.6%	7.7%
Average allocated tangible equity (£bn)	30.0	29.1		29.9	29.0
Cost: income ratio	61%	61%		63%	66%
Loan loss rate (bps)	6	20		15	30

	As at 30.06.24	As at 31.12.23	As at 30.06.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	66.6	62.7	59.1
Loans and advances to banks at amortised cost	6.6	7.3	9.0
Debt securities at amortised cost	41.7	38.9	35.1
Loans and advances at amortised cost	114.9	108.9	103.2
Trading portfolio assets	197.2	174.5	165.0
Derivative financial instrument assets	251.4	255.1	264.8
Financial assets at fair value through the income statement	211.7	202.5	231.1
Cash collateral and settlement balances	139.8	102.3	122.1
Other assets	198.8	175.8	192.0
Total assets	1,113.8	1,019.1	1,078.4
Deposits at amortised cost	151.3	132.7	142.9
Derivative financial instrument liabilities	241.8	249.7	254.5
Risk weighted assets	203.3	197.3	197.2
Period end allocated tangible equity	29.7	29.0	28.7

	Half year ended			Three months ended
	30.06.24	30.06.23		30.06.24	30.06.23
Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	2,553	2,974	(14)	1,149	1,186	(3)
Equities	1,579	1,267	25	696	563	24
Global Markets	4,132	4,241	(3)	1,845	1,749	5
Advisory	286	342	(16)	138	130	6
Equity capital markets	189	119	59	121	69	75
Debt capital markets	821	614	34	420	273	54
Banking fees and underwriting	1,296	1,075	21	679	472	44
Corporate lending	129	133	(3)	87	100	(13)
Transaction banking	790	863	(8)	408	422	(3)
International Corporate Bank	919	996	(8)	495	522	(5)
Investment Banking	2,215	2,071	7	1,174	994	18
Total income	6,347	6,312	1	3,019	2,743	10

IB delivered a RoTE of 10.8% (H123: 11.1%) reflecting the benefit of diversified income streams with an increase in Equities and Banking fees and underwriting income, offset by a decrease in FICC and International Corporate Bank income. Costs were marginally up while impairment remained below prior year, reflecting improved macroeconomic outlook.
Income statement - H124 compared to H123

●
Profit before tax increased to £2,411m (H123: £2,365m)
●
Total income increased 1% to £6,347m (H123: £6,312m)
-
Global Markets income decreased 3% to £4,132m as increased income in Equities was more than offset by lower income in FICC. Equities income increased 25% to £1,579m, driven by growth across products reflecting increased client activity in derivatives and growth in financing balances, additionally supported by a £125m fair value gain on Visa B shares in Q124. FICC income decreased 14% to £2,553m, reflecting lower client activity in Macro and the non-repeat of the inflation benefit from prior year, partially offset by strong performance in securitised products
-
Investment Banking income increased 7% to £2,215m
-
Banking fees and underwriting income increased 21% to £1,296m. Equity capital markets fees increased 59% reflecting strong Q224 performance including fees booked on a large UK rights issue. Debt capital markets fees increased 34% driven by increased activity in leverage finance and investment grade issuance, partially offset by Advisory fee income which decreased 16%
-
International Corporate Bank income decreased 8% to £919m, mainly driven by Transaction banking as a result of margin compression as customers migrate to higher interest returning products and lower liquidity pool income. Corporate lending income is broadly stable
●
Total operating expenses increased 2% to £3,902m reflecting Q224 structural costs actions, inflation and the estimated impact of the BoE levy scheme in Q124, partially offset by efficiency savings
●
Credit impairment charges were £34m (H123: £102m), driven by single name charges, partially offset by the benefit of credit protection and the improved macroeconomic outlook

Balance sheet - 30 June 2024 compared to 31 December 2023
●
Loans and advances at amortised costs increased £6.0bn to £114.9bn driven by increased investment in debt securities in Treasury and increased lending in Global Markets
●
Trading portfolio assets increased £22.7bn to £197.2bn driven by increased trading in debt securities as we facilitate client demand in Global Markets
●
Derivatives assets and liabilities remained broadly stable at £251.4bn and £241.8bn respectively reflecting a decrease in Macro due to lower market volatility, offset by increased client activity in Equities
●
Financial assets at fair value through the income statement increased £9.2bn to £211.7bn driven by increased secured lending
●
Deposits at amortised cost increased £18.6bn to £151.3bn driven by growth in deposits, primarily in International Corporate Bank
●
RWAs increased to £203.3bn (December 2023: £197.3bn) driven by seasonal increases relative to FY23 and elevated client trading activity in Global Markets

Barclays US Consumer Bank	Half year ended			Three months ended
	30.06.24	30.06.23		30.06.24	30.06.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,334	1,256	6	646	622	4
Net fee, commission and other income	344	337	2	173	145	19
Total income	1,678	1,593	5	819	767	7
Operating costs	(796)	(828)	4	(408)	(401)	(2)
UK regulatory levies	—	—	#DIV/0!	—	—	#DIV/0!
Litigation and conduct	(4)	(4)	—	(2)	(4)	50
Total operating expenses	(800)	(832)	4	(410)	(405)	(1)
Other net income	—	—	#DIV/0!	—	—	#DIV/0!
Profit before impairment	878	761	15	409	362	13
Credit impairment charges	(719)	(585)	(23)	(309)	(264)	(17)
Profit before tax	159	176	(10)	100	98	2
Attributable profit	119	131	(9)	75	72	4

Performance measures
Return on average allocated tangible equity	7.2%	8.4%		9.2%	9.3%
Average allocated tangible equity (£bn)	3.3	3.1		3.3	3.1
Cost: income ratio	48%	52%		50%	53%
Loan loss rate (bps)	509	458		438	411
Net interest margin	10.78%	10.81%		10.43%	10.66%

Key facts
US cards 30 day arrears rate	2.9%	2.4%
US cards customer FICO score distribution
<660	12%	11%
>660	88%	89%
End net receivables ($bn)	31.2	29.5

	As at 30.06.24	As at 31.12.23	As at 30.06.23
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	24.3	24.2	22.9
Deposits at amortised cost	20.0	19.7	17.9
Risk weighted assets	24.4	24.8	22.5
Period end allocated tangible equity	3.3	3.4	3.1

USCB delivered a RoTE of 7.2% (H123: 8.4%) with growth in cards balances, offset by increase in impairment charge from higher anticipated delinquencies. c.£0.9bn ($1.1bn) of the outstanding credit card receivables were sold to Blackstone in Q124, providing a benefit from reduced RWAs.
Income statement - H124 compared to H123
●
Profit before tax was £159m (H123: £176m)
●
Total income increased 5% to £1,678m. NII increased 6% to £1,334m reflecting £1.5bn ($1.7bn) higher cards balances to £24.7bn ($31.2bn). Net fee, commission and other income increased 2% to £344m reflecting higher purchases and account growth1
●
Total operating expenses decreased 4% to £800m, driven by efficiency savings and lower marketing costs
●
Credit impairment charges increased to £719m (H123: £585m), driven by the anticipated higher delinquencies in US cards, which led to higher coverage ratios. 30 and 90 day arrears for US cards were 2.9% (H123: 2.4%) and 1.6% (H123: 1.2%) respectively. The USCB total coverage ratio was 11.0% (December 2023: 10.1%)
Balance sheet - 30 June 2024 compared to 31 December 2023
●
Loans and advances to customers at amortised cost remained broadly stable at £24.3bn (December 2023: £24.2bn)
●
Customer deposits at amortised cost has increased to £20.0bn (December 2023: £19.7bn), in line with USCB's ambition to grow core deposits
●
RWAs decreased to £24.4bn (December 2023: £24.8bn), reflecting sale of receivables to Blackstone in Q124

1	Includes Barclays accounts and those serviced for third parties.

Head Office	Half year ended			Three months ended
	30.06.24	30.06.23		30.06.24	30.06.23
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	248	99		62	(52)
Net fee, commission and other income	(218)	103		(226)	95
Total income	30	202	(85)	(164)	43
Operating costs	(406)	(425)	4	(195)	(221)	12
UK regulatory levies	—	—	#DIV/0!		—	#DIV/0!
Litigation and conduct	(43)	(33)	(30)	1	(32)
Total operating expenses	(449)	(458)	2	(194)	(253)	23
Other net income/(expenses)	16	(3)		4	2
Loss before impairment	(403)	(259)	(56)	(354)	(208)	(70)
Credit impairment charges	(58)	(51)	(14)	(18)	(13)	(38)
Loss before tax	(461)	(310)	(49)	(372)	(221)	(68)
Attributable loss	(408)	(256)	(59)	(349)	(170)

Performance measures
Average allocated tangible equity (£bn)	2.4	0.8		2.1	0.5

	As at 30.06.24	As at 31.12.23	As at 30.06.23
Balance sheet information	£bn	£bn	£bn
Risk weighted assets	18.3	19.0	16.4
Period end allocated tangible equity	2.7	3.6	(0.5)

Income statement - H124 compared to H123
●
Loss before tax was £461m (H123: £310m)
●
Total income decreased to £30m (H123: £202m) mainly driven by the loss on sale of the performing Italian retail mortgage portfolio and the impact of the disposal of the German consumer finance business. These were partially offset by a gain on disposal of a legacy investment
●
Total operating expenses were broadly stable at £449m (H123: £458m)
●
Credit impairment charges were broadly stable at £58m (H123: £51m)

Balance sheet - 30 June 2024 compared to 31 December 2023
●
RWAs decreased to £18.3bn (December 2023: £19.0bn) mainly from the sale of the performing Italian mortgage portfolio

Quarterly Results Summary

Barclays Group
	Q224	Q124	Q423	Q323	Q223	Q123	Q422	Q322
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,056	3,072	3,139	3,247	3,270	3,053	2,741	3,068
Net fee, commission and other income	3,268	3,881	2,459	3,011	3,015	4,184	3,060	2,883
Total income	6,324	6,953	5,598	6,258	6,285	7,237	5,801	5,951
Operating costs	(3,999)	(3,998)	(4,735)	(3,949)	(3,919)	(4,111)	(3,748)	(3,939)
UK regulatory levies	—	(120)	(180)	—	—	—	(176)	—
Litigation and conduct	(7)	(57)	(5)	—	(33)	1	(79)	339
Total operating expenses	(4,006)	(4,175)	(4,920)	(3,949)	(3,952)	(4,110)	(4,003)	(3,600)
Other net income/(expenses)	4	12	(16)	9	3	(5)	10	(1)
Profit before impairment	2,322	2,790	662	2,318	2,336	3,122	1,808	2,350
Credit impairment charges	(384)	(513)	(552)	(433)	(372)	(524)	(498)	(381)
Profit before tax	1,938	2,277	110	1,885	1,964	2,598	1,310	1,969
Tax (charges)/credit	(427)	(465)	23	(343)	(353)	(561)	33	(249)
Profit after tax	1,511	1,812	133	1,542	1,611	2,037	1,343	1,720
Non-controlling interests	(23)	(3)	(25)	(9)	(22)	(8)	(22)	(2)
Other equity instrument holders	(251)	(259)	(219)	(259)	(261)	(246)	(285)	(206)
Attributable profit/(loss)	1,237	1,550	(111)	1,274	1,328	1,783	1,036	1,512

Performance measures
Return on average tangible shareholders' equity	9.9%	12.3%	(0.9)%	11.0%	11.4%	15.0%	8.9%	12.5%
Average tangible shareholders' equity (£bn)	49.8	50.5	48.9	46.5	46.7	47.6	46.7	48.6
Cost: income ratio	63%	60%	88%	63%	63%	57%	69%	60%
Loan loss rate (bps)	38	51	54	42	37	52	49	36
Basic earnings per ordinary share	8.3p	10.3p	(0.7)p	8.3p	8.6p	11.3p	6.5p	9.4p
Basic weighted average number of shares (m)	14,915	14,983	15,092	15,405	15,523	15,770	15,828	16,148
Period end number of shares (m)	14,826	15,091	15,155	15,239	15,556	15,701	15,871	15,888
Period end tangible shareholders' equity (£bn)	50.4	50.6	50.2	48.2	45.3	47.3	46.8	45.4

Balance sheet and capital management1	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	329.8	332.1	333.3	339.6	337.4	343.6	343.3	346.3
Loans and advances to banks at amortised cost	8.0	8.5	9.5	11.5	10.9	11.0	10.0	12.5
Debt securities at amortised cost	61.7	57.4	56.7	54.3	53.1	48.9	45.5	54.8
Loans and advances at amortised cost	399.5	397.9	399.5	405.4	401.4	403.5	398.8	413.7
Loans and advances at amortised cost impairment coverage ratio	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%	1.4%
Total assets	1,576.6	1,577.1	1,477.5	1,591.7	1,549.7	1,539.1	1,513.7	1,726.9
Deposits at amortised cost	557.5	552.3	538.8	561.3	554.7	555.7	545.8	574.4
Tangible net asset value per share	340p	335p	331p	316p	291p	301p	295p	286p
Common equity tier 1 ratio	13.6%	13.5%	13.8%	14.0%	13.8%	13.6%	13.9%	13.8%
Common equity tier 1 capital	47.7	47.1	47.3	48.0	46.6	46.0	46.9	48.6
Risk weighted assets	351.4	349.6	342.7	341.9	336.9	338.4	336.5	350.8
UK leverage ratio	5.0%	4.9%	5.2%	5.0%	5.1%	5.1%	5.3%	5.0%
UK leverage exposure	1,222.7	1,226.5	1,168.3	1,202.4	1,183.7	1,168.9	1,130.0	1,232.1

Funding and liquidity
Group liquidity pool (£bn)	328.7	323.5	298.1	335.0	330.7	333.0	318.0	325.8
Liquidity coverage ratio2	167.0%	163.2%	161.4%	158.7%	157.2%	156.6%	155.5%	156.4%
Net stable funding ratio3	136.4%	135.7%	138.0%	138.2%	138.8%	139.2%	137.0%
Loan: deposit ratio	72%	72%	74%	72%	72%	73%	73%	72%

1	Refer to pages 53 to 57 for further information on how capital, RWAs and leverage are calculated.
2	The Liquidity Coverage Ratio is based on the average of the last 12 spot month end ratios. Prior period LCR comparatives have been updated for consistency.
3	Represents average of the last four spot quarter end position, effective from Q422.

Barclays UK
	Q224	Q124	Q423	Q323	Q223	Q123	Q422	Q322
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	1,597	1,549	1,575	1,578	1,660	1,618	1,600	1,561
Net fee, commission and other income	290	277	217	295	301	343	370	355
Total income	1,887	1,826	1,792	1,873	1,961	1,961	1,970	1,916
Operating costs	(1,041)	(1,007)	(1,153)	(1,058)	(1,090)	(1,092)	(1,108)	(1,069)
UK regulatory levies	—	(54)	(30)	—	—	—	(26)	—
Litigation and conduct	(4)	(2)	(4)	9	5	(2)	(13)	(3)
Total operating expenses	(1,045)	(1,063)	(1,187)	(1,049)	(1,085)	(1,094)	(1,147)	(1,072)
Other net income/(expenses)	—	—	—	—	—	—	1	(1)
Profit before impairment	842	763	605	824	876	867	824	843
Credit impairment charges	(8)	(58)	(37)	(59)	(95)	(113)	(157)	(81)
Profit before tax	834	705	568	765	781	754	667	762
Attributable profit	584	479	382	531	534	515	474	549

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	198.7	200.8	202.8	204.9	206.8	208.2	205.1	205.1
Customer deposits at amortised cost	236.8	237.2	241.1	243.2	249.8	254.3	258.0	261.0
Loan: deposit ratio	91%	92%	92%	92%	90%	90%	87%	86%
Risk weighted assets	76.5	76.5	73.5	73.2	73.0	74.6	73.1	73.2
Period end allocated tangible equity	10.6	10.7	10.2	10.1	10.1	10.3	10.1	10.1

Performance measures
Return on average allocated tangible equity	22.3%	18.5%	14.9%	21.0%	20.9%	20.0%	18.7%	22.1%
Average allocated tangible equity (£bn)	10.5	10.4	10.2	10.1	10.2	10.3	10.2	9.9
Cost: income ratio	55%	58%	66%	56%	55%	56%	58%	56%
Loan loss rate (bps)	1	11	7	10	17	20	27	14
Net interest margin	3.22%	3.09%	3.07%	3.04%	3.22%	3.18%	3.10%	3.01%

Analysis of Barclays UK	Q224	Q124	Q423	Q323	Q223	Q123	Q422	Q322
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Personal Banking	1,174	1,128	1,067	1,165	1,244	1,253	1,229	1,212
Barclaycard Consumer UK	228	229	242	238	237	247	269	283
Business Banking	485	469	483	470	480	461	472	421
Total income	1,887	1,826	1,792	1,873	1,961	1,961	1,970	1,916

Analysis of credit impairment charges/(releases)
Personal Banking	(26)	(14)	35	(85)	(92)	(28)	(120)	(26)
Barclaycard Consumer UK	(25)	(38)	(73)	29	(35)	(83)	(12)	2
Business Banking	43	(6)	1	(3)	32	(2)	(25)	(57)
Total credit impairment charges	(8)	(58)	(37)	(59)	(95)	(113)	(157)	(81)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Personal Banking	167.3	169.0	170.1	172.3	173.3	173.6	169.7	168.7
Barclaycard Consumer UK	10.2	9.8	9.7	9.6	9.3	9.0	9.2	9.0
Business Banking	21.2	22.0	23.0	23.0	24.2	25.6	26.2	27.4
Total loans and advances to customers at amortised cost	198.7	200.8	202.8	204.9	206.8	208.2	205.1	205.1

Analysis of customer deposits at amortised cost
Personal Banking	183.3	183.4	185.4	186.1	191.1	194.3	195.6	197.3
Barclaycard Consumer UK	—	—	—	—	—	—	—	—
Business Banking	53.5	53.8	55.7	57.1	58.7	60.0	62.4	63.7
Total customer deposits at amortised cost	236.8	237.2	241.1	243.2	249.8	254.3	258.0	261.0

Barclays UK Corporate Bank
	Q224	Q124	Q423	Q323	Q223	Q123	Q422	Q322
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	296	277	247	304	299	310	324	309
Net fee, commission, trading and other income	147	157	148	136	173	153	153	124
Total income	443	434	395	440	472	463	477	433
Operating costs	(235)	(221)	(258)	(224)	(213)	(210)	(213)	(209)
UK regulatory levies	—	(30)	(8)	—	—	—	(7)	—
Litigation and conduct	—	—	(1)	2	—	—	—	—
Total operating expenses	(235)	(251)	(267)	(222)	(213)	(210)	(220)	(209)
Other net (expenses)/income	—	—	(5)	—	1	1	1	—
Profit before impairment	208	183	123	218	260	254	258	224
Credit impairment (charges)/releases	(8)	(15)	(18)	(15)	84	(24)	(52)	32
Profit before tax	200	168	105	203	344	230	206	256
Attributable profit	135	113	59	129	239	157	131	172

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	25.7	25.7	26.4	26.9	26.9	27.2	26.9	27.2
Deposits at amortised cost	84.9	81.7	84.9	82.7	82.6	83.6	84.4	86.1
Risk weighted assets	21.9	21.4	20.9	19.5	20.6	20.2	21.1	20.4
Period end allocated tangible equity	3.0	3.0	3.0	2.8	2.9	2.9	3.0	2.9

Performance measures
Return on average allocated tangible equity	18.0%	15.2%	8.4%	18.3%	32.9%	21.7%	17.8%	23.4%
Average allocated tangible equity (£bn)	3.0	3.0	2.8	2.8	2.9	2.9	2.9	2.9
Cost: income ratio	53%	58%	68%	50%	45%	45%	46%	48%
Loan loss rate (bps)	12	23	27	21	(123)	36	74	(45)

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Corporate lending	57	72	64	69	68	61	66	56
Transaction banking	386	362	331	371	404	402	411	377
Total income	443	434	395	440	472	463	477	433

Barclays Private Bank and Wealth Management
	Q224	Q124	Q423	Q323	Q223	Q123	Q422	Q322
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	187	175	182	219	186	181	205	197
Net fee, commission and other income	133	137	131	118	113	78	81	72
Total income	320	312	313	337	299	259	286	269
Operating costs	(220)	(214)	(255)	(214)	(182)	(144)	(153)	(135)
UK regulatory levies	—	(3)	(4)	—	—	—	(4)	—
Litigation and conduct	1	—	2	—	—	—	—	—
Total operating expenses	(219)	(217)	(257)	(214)	(182)	(144)	(157)	(135)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	101	95	56	123	117	115	129	134
Credit impairment releases/(charges)	3	—	4	2	(7)	(3)	(10)	—
Profit before tax	104	95	60	125	110	112	119	134
Attributable profit	77	74	47	102	91	90	92	108

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	13.9	13.7	13.6	13.4	13.8	14.3	14.4	14.6
Deposits at amortised cost	64.6	61.9	60.3	59.7	59.2	60.8	62.3	62.9
Risk weighted assets	7.0	7.2	7.2	7.2	7.2	7.5	7.8	7.9
Period end allocated tangible equity	1.0	1.0	1.0	1.0	1.0	1.0	1.1	1.1
Client assets and liabilities1	198.5	189.1	182.9	178.7	174.1	141.5	139.4	138.4

Performance measures
Return on average allocated tangible equity	30.8%	28.7%	19.1%	41.2%	35.9%	34.5%	34.9%	41.7%
Average allocated tangible equity (£bn)	1.0	1.0	1.0	1.0	1.0	1.0	1.1	1.0
Cost: income ratio	68%	70%	82%	63%	61%	56%	55%	50%
Loan loss rate (bps)	(9)	—	(10)	(7)	20	7	26	1

1	Client assets and liabilities refers to customer deposits, lending and invested assets.

Barclays Investment Bank
	Q224	Q124	Q423	Q323	Q223	Q123	Q422	Q322
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	268	197	282	397	555	159	228	304
Net trading income	1,485	1,982	757	1,497	1,351	2,435	1,197	1,346
Net fee, commission and other income	1,266	1,149	998	792	837	975	731	794
Total income	3,019	3,328	2,037	2,686	2,743	3,569	2,156	2,444
Operating costs	(1,900)	(1,957)	(1,934)	(1,840)	(1,813)	(2,032)	(1,619)	(1,869)
UK regulatory levies	—	(33)	(123)	—	—	—	(119)	—
Litigation and conduct	(3)	(9)	(2)	6	(1)	2	(55)	498
Total operating expenses	(1,903)	(1,999)	(2,059)	(1,834)	(1,814)	(2,030)	(1,793)	(1,371)
Other net (expenses)/income	—	—	(1)	2	—	(1)	1	1
Profit/(loss) before impairment	1,116	1,329	(23)	854	929	1,538	364	1,074
Credit impairment (charges)/ releases	(44)	10	(23)	23	(77)	(25)	(22)	(93)
Profit/(loss) before tax	1,072	1,339	(46)	877	852	1,513	342	981
Attributable profit/(loss)	715	899	(149)	580	562	1,048	313	847

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	66.6	64.6	62.7	62.3	59.1	63.1	64.6	67.5
Loans and advances to banks at amortised cost	6.6	7.6	7.3	9.5	9.0	9.1	8.1	10.1
Debt securities at amortised cost	41.7	40.4	38.9	36.3	35.1	30.7	27.2	36.2
Loans and advances at amortised cost	114.9	112.6	108.9	108.1	103.2	102.9	99.9	113.8
Trading portfolio assets	197.2	195.3	174.5	155.3	165.0	137.6	133.7	126.1
Derivative financial instrument assets	251.4	248.9	255.1	280.4	264.8	256.5	301.6	415.5
Financial assets at fair value through the income statement	211.7	225.1	202.5	237.2	231.1	243.8	209.4	243.6
Cash collateral and settlement balances	139.8	129.8	102.3	134.6	122.1	124.3	106.2	162.2
Deposits at amortised cost	151.3	151.1	132.7	154.2	142.9	137.3	121.5	143.4
Derivative financial instrument liabilities	241.8	241.5	249.7	268.3	254.5	246.7	288.9	394.2
Risk weighted assets	203.3	200.4	197.3	201.1	197.2	198.0	195.9	211.4
Period end allocated tangible equity	29.7	29.6	29.0	29.0	28.7	28.9	28.6	30.8

Performance measures
Return on average allocated tangible equity	9.6%	12.0%	(2.1)%	8.0%	7.7%	14.4%	4.0%	10.9%
Average allocated tangible equity (£bn)	29.9	30.0	28.9	28.8	29.0	29.1	30.9	31.2
Cost: income ratio	63%	60%	101%	68%	66%	57%	83%	56%
Loan loss rate (bps)	15	(4)	8	(8)	30	10	9	32

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,149	1,404	724	1,147	1,186	1,788	976	1,546
Equities	696	883	431	675	563	704	440	246
Global Markets	1,845	2,287	1,155	1,822	1,749	2,492	1,416	1,792
Advisory	138	148	171	80	130	212	197	150
Equity capital markets	121	68	38	62	69	50	40	42
Debt capital markets	420	401	301	233	273	341	243	341
Banking Fees and Underwriting	679	617	510	375	472	603	480	533
Corporate lending	87	42	(23)	103	100	33	(194)	(237)
Transaction banking	408	382	395	386	422	441	454	356
International Corporate Banking	495	424	372	489	522	474	260	119
Investment Banking	1,174	1,041	882	864	994	1,077	740	652
Total income	3,019	3,328	2,037	2,686	2,743	3,569	2,156	2,444

Barclays US Consumer Bank
	Q224	Q124	Q423	Q323	Q223	Q123	Q422	Q322
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	646	688	686	662	622	634	639	616
Net fee, commission, trading and other income	173	171	180	147	145	192	149	137
Total income	819	859	866	809	767	826	788	753
Operating costs	(408)	(387)	(418)	(404)	(401)	(427)	(425)	(429)
UK regulatory levies	—	—	—	—	—	—	—	—
Litigation and conduct	(2)	(3)	(2)	—	(4)	—	(3)	—
Total operating expenses	(410)	(390)	(420)	(404)	(405)	(427)	(428)	(429)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	409	469	446	405	362	399	360	324
Credit impairment charges	(309)	(410)	(449)	(404)	(264)	(321)	(224)	(172)
Profit/(loss) before tax	100	59	(3)	1	98	78	136	152
Attributable profit/(loss)	75	44	(3)	3	72	59	101	107

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	24.3	23.6	24.2	24.3	22.9	22.5	23.6	23.6
Deposits at amortised cost	20.0	20.3	19.7	19.3	17.9	18.1	18.3	19.8
Risk weighted assets	24.4	23.9	24.8	24.1	22.5	22.5	23.9	23.6
Period end allocated tangible equity	3.3	3.3	3.4	3.3	3.1	3.1	3.3	3.2

Performance measures
Return on average allocated tangible equity	9.2%	5.3%	(0.3)%	0.4%	9.3%	7.5%	12.6%	13.9%
Average allocated tangible equity (£bn)	3.3	3.3	3.3	3.1	3.1	3.1	3.2	3.1
Cost: income ratio	50%	46%	48%	50%	53%	52%	54%	57%
Loan loss rate (bps)	438	610	636	582	411	515	337	257
Net interest margin	10.43%	11.12%	10.88%	10.88%	10.66%	10.97%	10.64%	10.81%

Head Office
	Q224	Q124	Q423	Q323	Q223	Q123	Q422	Q322
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	62	186	167	87	(52)	151	(255)	81
Net fee, commission and other income	(226)	8	28	26	95	8	379	55
Total income	(164)	194	195	113	43	159	124	136
Operating costs	(195)	(211)	(717)	(210)	(221)	(204)	(229)	(229)
UK regulatory levies	—	—	(14)	—	—	—	(20)	—
Litigation and conduct	1	(44)	1	(16)	(32)	(1)	(9)	(155)
Total operating expenses	(194)	(255)	(730)	(226)	(253)	(205)	(258)	(384)
Other net income/(expenses)	4	12	(10)	7	2	(5)	7	(1)
Loss before impairment	(354)	(49)	(545)	(106)	(208)	(51)	(127)	(249)
Credit impairment (charges)/releases	(18)	(40)	(29)	20	(13)	(38)	(33)	(67)
Loss before tax	(372)	(89)	(574)	(86)	(221)	(89)	(160)	(316)
Attributable loss	(349)	(59)	(447)	(71)	(170)	(86)	(75)	(271)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	18.3	20.2	19.0	16.8	16.4	15.6	14.7	14.3
Period end allocated tangible equity	2.7	3.0	3.6	2.0	(0.5)	1.1	0.7	(2.6)

Performance measures
Average allocated tangible equity (£bn)	2.1	2.8	2.7	0.7	0.5	1.2	(1.6)	0.5

Performance Management

Margins and balances
	Half year ended 30.06.24			Half year ended 30.06.23
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	3,146	200,599	3.15	3,278	206,653	3.20
Barclays UK Corporate Bank	573	22,454	5.13	609	23,187	5.30
Barclays Private Bank and Wealth Management	362	13,762	5.29	367	14,309	5.17
Barclays US Consumer Bank	1,334	24,890	10.78	1,256	23,428	10.81
Group excluding IB and Head Office	5,415	261,705	4.16	5,510	267,577	4.15
Barclays Investment Bank	465			714
Head Office	248			99
Total Barclays Group net interest income	6,128			6,323

The Group excluding IB and Head Office NIM has increased by 1bp from 4.15% in H123 to 4.16% in H124, due to higher cards balances in USCB and continued structural hedge momentum, partially offset by mortgage margin pressure and adverse product dynamics in deposits in Barclays UK.

Quarterly analysis
	Q224	Q124	Q423	Q323	Q223
Net interest income	£m	£m	£m	£m	£m
Barclays UK	1,597	1,549	1,575	1,578	1,660
Barclays UK Corporate Bank	296	277	247	304	299
Barclays Private Bank and Wealth Management	187	175	182	219	186
Barclays US Consumer Bank	646	688	686	662	622
Group excluding IB and Head Office	2,726	2,689	2,690	2,763	2,767

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	199,529	201,669	203,646	205,693	207,073
Barclays UK Corporate Bank	22,474	22,257	23,354	23,225	23,094
Barclays Private Bank and Wealth Management	13,931	13,593	13,525	13,594	14,173
Barclays US Consumer Bank	24,899	24,880	25,012	24,128	23,404
Group excluding IB and Head Office	260,833	262,399	265,537	266,640	267,744

Net interest margin	%	%	%	%	%
Barclays UK	3.22	3.09	3.07	3.04	3.22
Barclays UK Corporate Bank	5.30	5.00	4.19	5.19	5.19
Barclays Private Bank and Wealth Management	5.40	5.17	5.33	6.40	5.26
Barclays US Consumer Bank	10.43	11.12	10.88	10.88	10.66
Group excluding IB and Head Office	4.20	4.12	4.02	4.11	4.15

Structural hedge

The Group employs a structural hedge programme designed to stabilise NIM on fixed rate non-maturity balance sheet items that are behaviourally stable. As interest rates move, such balances would otherwise drive material income volatility where there is a re-pricing mismatch with floating rate assets.
The structural hedge predominantly covers non-interest-bearing current accounts and the fixed portion of instant access savings accounts as well as equity, which are invested into either floating rate customer assets or balances at central banks, creating an exposure to changes in interest rates. The structural hedge is executed via a portfolio of receive fixed, pay variable interest rate swaps, with an amortising structure so that a small portion matures and is reinvested each month at prevailing market rates. The pay-floating leg of the interest rate swaps nets down a proportion of the receive-floating income from the customer assets, leaving a receive-fixed income stream from the structural hedge.
The purpose of the structural hedge is to smooth the Group NII through time. The floating leg of the swap will re-price immediately, whereas the fixed rate yield on the portfolio reprices gradually, as a portion of the swap portfolio matures and the roll is re-invested onto new market rates.
When interest rates are higher than our structural hedge yield, the pay floating rate will typically be higher than our average receive fixed rate. In this scenario, when viewed in isolation, the structural hedge will be a net drag to Group NII. When floating rates are lower than our structural hedge yield, the hedge in isolation will be a net benefit.
Since the receive-fixed swaps are booked for a specific term, an element of NII is ‘locked in’. The income stabilising feature of the structural hedge provides greater net interest income certainty through the interest rate cycle.
The structural hedge is one component of a larger portfolio of interest rate risk management activities that includes non-structural hedging (e.g., pay fixed receive variable flows for asset hedging), and other offsetting flows. The net risk of these positions is executed externally through interest rate swaps and managed for accounting risk (i.e. income volatility arising from the accounting mismatch of swaps at FVTPL and underlying hedged items at amortised cost) within the cash flow hedge reserve. Overall the Group has external derivatives designated as cash flow hedges that hedge interest rate risk with a notional £112bn (December 2023: £128bn) which reflects the structural hedge notional of £239bn (December 2023: £246bn) netted with non-structural hedging positions of £127bn (December 2023: £118bn). The majority of these interest rate swaps are cleared with Central Clearing Counterparties and margined daily with an average duration of between 2.5 years and 3 years.
Gross structural hedge contributions were £2,222m (H123: £1,639m). Gross structural hedge contributions represent the absolute interest income earned on the fixed legs of the swaps in the structural hedge as the floating leg is offset by the base rate funding of the deposits.

Risk Management

Risk management and principal risks
The roles and responsibilities of the business groups, Risk and Compliance in the management of risk in the Group are defined in the Enterprise Risk Management Framework (ERMF). The purpose of the ERMF is to identify the principal risks of the Group, the process by which the Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.
The ERMF identifies nine principal risks: credit risk, market risk, treasury and capital risk, climate risk, operational risk, model risk, compliance risk, reputation risk and legal risk. Further detail on these principal risks and material existing and emerging risks and how such risks are managed is available in the Barclays PLC Annual Report 2023, which can be accessed at home.barclays/annualreport. There have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period and these risks are expected to be relevant for the remaining six months of this year.
The following sections give an overview of credit risk, market risk, and treasury and capital risk for the period.

Credit Risk

Loans and advances at amortised cost by geography
Total loans and advances at amortised cost in the credit risk performance section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.
The table below presents a product and geographical breakdown by stages of loans and advances at amortised cost and the impairment allowance. Also included are stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts by gross exposure, impairment allowance and coverage ratio.
Impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For corporate portfolios, impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.06.24	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	142,023	20,811	1,691	164,525	39	80	101	220
Retail credit cards	8,673	2,021	194	10,888	109	459	95	663
Retail other	6,773	1,181	236	8,190	51	112	142	305
Corporate loans1	50,913	8,266	1,525	60,704	159	184	327	670
Total UK	208,382	32,279	3,646	244,307	358	835	665	1,858
Retail mortgages	1,570	37	510	2,117	2	—	278	280
Retail credit cards	21,766	3,325	1,844	26,935	399	1,075	1,507	2,981
Retail other	1,618	131	162	1,911	2	1	26	29
Corporate loans	63,197	4,054	992	68,243	91	158	307	556
Total Rest of the World	88,151	7,547	3,508	99,206	494	1,234	2,118	3,846
Total loans and advances at amortised cost	296,533	39,826	7,154	343,513	852	2,069	2,783	5,704
Debt securities at amortised cost	58,088	3,632	—	61,720	10	10	—	20
Total loans and advances at amortised cost including debt securities	354,621	43,458	7,154	405,233	862	2,079	2,783	5,724
Off-balance sheet loan commitments and financial guarantee contracts2	390,104	19,948	1,034	411,086	186	256	32	474
Total3,4	744,725	63,406	8,188	816,319	1,048	2,335	2,815	6,198

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 30.06.24	£m	£m	£m	£m	%	%	%	%
Retail mortgages	141,984	20,731	1,590	164,305	—	0.4	6.0	0.1
Retail credit cards	8,564	1,562	99	10,225	1.3	22.7	49.0	6.1
Retail other	6,722	1,069	94	7,885	0.8	9.5	60.2	3.7
Corporate loans1	50,754	8,082	1,198	60,034	0.3	2.2	21.4	1.1
Total UK	208,024	31,444	2,981	242,449	0.2	2.6	18.2	0.8
Retail mortgages	1,568	37	232	1,837	0.1	—	54.5	13.2
Retail credit cards	21,367	2,250	337	23,954	1.8	32.3	81.7	11.1
Retail other	1,616	130	136	1,882	0.1	0.8	16.0	1.5
Corporate loans	63,106	3,896	685	67,687	0.1	3.9	30.9	0.8
Total Rest of the World	87,657	6,313	1,390	95,360	0.6	16.4	60.4	3.9
Total loans and advances at amortised cost	295,681	37,757	4,371	337,809	0.3	5.2	38.9	1.7
Debt securities at amortised cost	58,078	3,622	—	61,700	—	0.3	—	—
Total loans and advances at amortised cost including debt securities	353,759	41,379	4,371	399,509	0.2	4.8	38.9	1.4
Off-balance sheet loan commitments and financial guarantee contracts2	389,918	19,692	1,002	410,612	—	1.3	3.1	0.1
Total3,4	743,677	61,071	5,373	810,121	0.1	3.7	34.4	0.8

1
Includes Business Banking, which has a gross exposure of £14.1bn and an impairment allowance of £367m. This comprises £79m impairment allowance on £9.6bn Stage 1 exposure, £53m on £3.3bn Stage 2 exposure and £235m on £1.2bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.7%.

2	Excludes loan commitments and financial guarantees of £19.3bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3
Other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £228.4bn and an impairment allowance of £154m. This comprises £18m impairment allowance on £227.2bn Stage 1 exposure, £3m on £1.1bn Stage 2 exposure and £133m on £140m Stage 3 exposure.

4	The annualised loan loss rate is 45bps after applying the total impairment charge of £897m.

	Gross exposure				Impairment allowance
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.23	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	146,001	19,123	1,812	166,936	43	77	112	232
Retail credit cards	8,094	2,128	198	10,420	111	492	107	710
Retail other	6,832	1,252	264	8,348	56	117	144	317
Corporate loans1	54,257	8,673	1,692	64,622	191	214	346	751
Total UK	215,184	31,176	3,966	250,326	401	900	709	2,010
Retail mortgages	4,201	346	612	5,159	7	28	316	351
Retail credit cards	22,315	3,450	1,522	27,287	412	1,138	1,226	2,776
Retail other	1,637	91	229	1,957	3	1	32	36
Corporate loans	58,248	4,629	862	63,739	96	200	252	548
Total Rest of the World	86,401	8,516	3,225	98,142	518	1,367	1,826	3,711
Total loans and advances at amortised cost	301,585	39,692	7,191	348,468	919	2,267	2,535	5,721
Debt securities	52,869	3,907	—	56,776	11	16	—	27
Total loans and advances at amortised cost including debt securities	354,454	43,599	7,191	405,244	930	2,283	2,535	5,748
Off-balance sheet loan commitments and financial guarantee contracts2	374,063	24,208	1,037	399,308	173	287	44	504
Total3,4	728,517	67,807	8,228	804,552	1,103	2,570	2,579	6,252

	Net exposure				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
As at 31.12.23	£m	£m	£m	£m	%	%	%	%
Retail mortgages	145,958	19,046	1,700	166,704	—	0.4	6.2	0.1
Retail credit cards	7,983	1,636	91	9,710	1.4	23.1	54.0	6.8
Retail other	6,776	1,135	120	8,031	0.8	9.3	54.5	3.8
Corporate loans1	54,066	8,459	1,346	63,871	0.4	2.5	20.4	1.2
Total UK	214,783	30,276	3,257	248,316	0.2	2.9	17.9	0.8
Retail mortgages	4,194	318	296	4,808	0.2	8.1	51.6	6.8
Retail credit cards	21,903	2,312	296	24,511	1.8	33.0	80.6	10.2
Retail other	1,634	90	197	1,921	0.2	1.1	14.0	1.8
Corporate loans	58,152	4,429	610	63,191	0.2	4.3	29.2	0.9
Total Rest of the World	85,883	7,149	1,399	94,431	0.6	16.1	56.6	3.8
Total loans and advances at amortised cost	300,666	37,425	4,656	342,747	0.3	5.7	35.3	1.6
Debt securities	52,858	3,891	—	56,749	—	0.4	—	—
Total loans and advances at amortised cost including debt securities	353,524	41,316	4,656	399,496	0.3	5.2	35.3	1.4
Off-balance sheet loan commitments and financial guarantee contracts2	373,890	23,921	993	398,804	—	1.2	4.2	0.1
Total3,4	727,414	65,237	5,649	798,300	0.2	3.8	31.3	0.8

1
Includes Business Banking, which has a gross exposure of £15.2bn and an impairment allowance of £431m. This comprises £99m impairment allowance on £9.8bn Stage 1 exposure, £81m on £4.1bn Stage 2 exposure and £251m on £1.3bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.6%.

2	Excludes loan commitments and financial guarantees of £16.5bn carried at fair value and includes exposures relating to financial assets classified as assets held for sale.
3
Other financial assets subject to impairment not included in the table above include cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £183.6bn and impairment allowance of £151m. This comprises £16m impairment allowance on £182.8bn Stage 1 exposure, £2m on £0.6bn Stage 2 exposure and £133m on £140m Stage 3 exposure.

4	The annualised loan loss rate is 46bps after applying the total impairment charge of £1,881m.

Assets held for sale

During 2023, gross loans and advances and related impairment allowances for the German consumer finance business portfolio were reclassified from loans and advances to customers to assets held for sale in the balance sheet.

Loans and advances to customers classified as assets held for sale
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 30.06.24	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards	1,660	17	1.0	453	41	9.1	93	68	73.1	2,206	126	5.7
Retail other	1,361	18	1.3	259	35	13.5	79	55	69.6	1,699	108	6.4
Total Rest of the World	3,021	35	1.2	712	76	10.7	172	123	71.5	3,905	234	6.0

As at 31.12.23
Retail credit cards	1,621	15	0.9	445	41	9.2	92	68	73.9	2,158	124	5.7
Retail other	1,561	20	1.3	288	32	11.1	84	60	71.4	1,933	112	5.8
Total Rest of the World	3,182	35	1.1	733	73	10.0	176	128	72.7	4,091	236	5.8

Loans and advances at amortised cost by product

The table below presents a product breakdown by stages of loans and advances at amortised cost. Also included is a breakdown of Stage 2 past due balances.

		Stage 2
As at 30.06.24	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	143,593	17,979	2,054	815	20,848	2,201	166,642
Retail credit cards	30,439	4,685	367	294	5,346	2,038	37,823
Retail other	8,391	1,065	106	141	1,312	398	10,101
Corporate loans	114,110	12,017	57	246	12,320	2,517	128,947
Total	296,533	35,746	2,584	1,496	39,826	7,154	343,513

Impairment allowance
Retail mortgages	41	44	16	20	80	379	500
Retail credit cards	508	1,191	160	183	1,534	1,602	3,644
Retail other	53	78	17	18	113	168	334
Corporate loans	250	327	7	8	342	634	1,226
Total	852	1,640	200	229	2,069	2,783	5,704

Net exposure
Retail mortgages	143,552	17,935	2,038	795	20,768	1,822	166,142
Retail credit cards	29,931	3,494	207	111	3,812	436	34,179
Retail other	8,338	987	89	123	1,199	230	9,767
Corporate loans	113,860	11,690	50	238	11,978	1,883	127,721
Total	295,681	34,106	2,384	1,267	37,757	4,371	337,809

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.2	0.8	2.5	0.4	17.2	0.3
Retail credit cards	1.7	25.4	43.6	62.2	28.7	78.6	9.6
Retail other	0.6	7.3	16.0	12.8	8.6	42.2	3.3
Corporate loans	0.2	2.7	12.3	3.3	2.8	25.2	1.0
Total	0.3	4.6	7.7	15.3	5.2	38.9	1.7

As at 31.12.23
Gross exposure	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	150,202	16,834	1,971	664	19,469	2,424	172,095
Retail credit cards	30,409	4,858	392	328	5,578	1,720	37,707
Retail other	8,469	1,094	126	123	1,343	493	10,305
Corporate loans	112,505	12,960	179	163	13,302	2,554	128,361
Total	301,585	35,746	2,668	1,278	39,692	7,191	348,468

Impairment allowance
Retail mortgages	50	73	20	12	105	428	583
Retail credit cards	523	1,257	166	207	1,630	1,333	3,486
Retail other	59	82	18	18	118	176	353
Corporate loans	287	399	8	7	414	598	1,299
Total	919	1,811	212	244	2,267	2,535	5,721

Net exposure
Retail mortgages	150,152	16,761	1,951	652	19,364	1,996	171,512
Retail credit cards	29,886	3,601	226	121	3,948	387	34,221
Retail other	8,410	1,012	108	105	1,225	317	9,952
Corporate loans	112,218	12,561	171	156	12,888	1,956	127,062
Total	300,666	33,935	2,456	1,034	37,425	4,656	342,747

Coverage ratio	%	%	%	%	%	%	%
Retail mortgages	—	0.4	1.0	1.8	0.5	17.7	0.3
Retail credit cards	1.7	25.9	42.3	63.1	29.2	77.5	9.2
Retail other	0.7	7.5	14.3	14.6	8.8	35.7	3.4
Corporate loans	0.3	3.1	4.5	4.3	3.1	23.4	1.0
Total	0.3	5.1	7.9	19.1	5.7	35.3	1.6

Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees
The following tables present a reconciliation of the opening to the closing balance of the exposure and impairment allowance.
Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the period. 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' includes additional drawdowns and partial repayments from existing facilities. Additionally, the below tables do not include other financial assets subject to impairment such as debt securities at amortised cost, cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets.
The movements are measured over a six-month period.

Loans and advances at amortised cost

	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail mortgages	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2024	150,202	50	19,469	105	2,424	428	172,095	583
Transfers from Stage 1 to Stage 2	(7,828)	(4)	7,828	4	—	—	—	—
Transfers from Stage 2 to Stage 1	4,688	20	(4,688)	(20)	—	—	—	—
Transfers to Stage 3	(76)	(1)	(158)	(5)	234	6	—	—
Transfers from Stage 3	30	3	76	1	(106)	(4)	—	—
Business activity in the period	9,077	3	224	1	—	—	9,301	4
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(3,874)	(22)	(554)	29	(8)	3	(4,436)	10
Final repayments	(6,149)	(3)	(1,033)	(6)	(204)	(12)	(7,386)	(21)
Disposals1	(2,477)	(5)	(316)	(29)	(129)	(32)	(2,922)	(66)
Write-offs	—	—	—	—	(10)	(10)	(10)	(10)
As at 30 June 2024	143,593	41	20,848	80	2,201	379	166,642	500

Retail credit cards
As at 1 January 2024	30,409	523	5,578	1,630	1,720	1,333	37,707	3,486
Transfers from Stage 1 to Stage 2	(1,898)	(63)	1,898	63	—	—	—	—
Transfers from Stage 2 to Stage 1	1,595	389	(1,595)	(389)	—	—	—	—
Transfers to Stage 3	(250)	(10)	(728)	(348)	978	358	—	—
Transfers from Stage 3	12	6	13	5	(25)	(11)	—	—
Business activity in the period	1,547	31	72	23	1	1	1,620	55
Refinements to models used for calculation2	—	27	—	(25)	—	11	—	13
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(202)	(371)	306	654	8	526	112	809
Final repayments	(75)	(4)	(22)	(9)	(2)	(2)	(99)	(15)
Disposals1	(699)	(20)	(176)	(70)	(79)	(51)	(954)	(141)
Write-offs	—	—	—	—	(563)	(563)	(563)	(563)
As at 30 June 2024	30,439	508	5,346	1,534	2,038	1,602	37,823	3,644

1
The £2.9bn of gross disposals reported within Retail mortgages relate to sale of the performing Italian mortgage portfolio. The £954m of gross disposals reported within Retail credit cards include £876m sale of the outstanding US Cards receivables to Blackstone and £78m of other debt sales undertaken during the period.

2
Refinements to models used for calculation reported within Retail credit cards include a £43m movement in the US Cards and a £(30)m movement in the UK Cards portfolio. These reflect model enhancements made during the period. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail other	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2024	8,469	59	1,343	118	493	176	10,305	353
Transfers from Stage 1 to Stage 2	(516)	(7)	516	7	—	—	—	—
Transfers from Stage 2 to Stage 1	371	23	(371)	(23)	—	—	—	—
Transfers to Stage 3	(99)	(1)	(117)	(23)	216	24	—	—
Transfers from Stage 3	26	1	47	1	(73)	(2)	—	—
Business activity in the period	2,092	13	117	9	6	4	2,215	26
Refinements to models used for calculation	—	—	—	—	—	—	—	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(254)	(28)	(107)	28	(7)	55	(368)	55
Final repayments	(1,698)	(7)	(116)	(4)	(160)	(18)	(1,974)	(29)
Disposals1	—	—	—	—	(24)	(18)	(24)	(18)
Write-offs	—	—	—	—	(53)	(53)	(53)	(53)
As at 30 June 2024	8,391	53	1,312	113	398	168	10,101	334

Corporate loans
As at 1 January 2024	112,505	287	13,302	414	2,554	598	128,361	1,299
Transfers from Stage 1 to Stage 2	(2,905)	(21)	2,905	21	—	—	—	—
Transfers from Stage 2 to Stage 1	2,769	77	(2,769)	(77)	—	—	—	—
Transfers to Stage 3	(244)	(2)	(586)	(28)	830	30	—	—
Transfers from Stage 3	165	8	136	12	(301)	(20)	—	—
Business activity in the period	15,755	27	637	16	136	6	16,528	49
Refinements to models used for calculation2	—	(21)	—	9	—	—	—	(12)
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes3	4,398	(81)	(136)	26	(344)	167	3,918	112
Final repayments	(18,303)	(23)	(1,164)	(50)	(224)	(13)	(19,691)	(86)
Disposals1	(30)	(1)	(5)	(1)	—	—	(35)	(2)
Write-offs	—	—	—	—	(134)	(134)	(134)	(134)
As at 30 June 2024	114,110	250	12,320	342	2,517	634	128,947	1,226

1
The £24m of gross disposals reported within Retail other relate to debt sales undertaken during the period. The £35m of gross disposals reported within Corporate loans relate to debt sales undertaken during the period.

2
Refinements to models used for calculation reported within Corporate loans include a £(33)m movement in the ESHLA and a £21m movement in the IB portfolio. These reflect model enhancements made during the period. Barclays continually reviews the output of models to determine accuracy of the ECL calculation including review of model monitoring, external benchmarking and experience of model operation over an extended period of time. This helps to ensure that the models used continue to reflect the risks inherent across the businesses.

3
'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' reported within Corporate loans includes assets of £0.3bn de-recognised due to payment received on defaulted loans from government guarantees issued under the government’s Bounce Back Loan Scheme.

Reconciliation of ECL movement to impairment charge/(release) for the period
	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m
Retail mortgages	(4)	4	(7)	(7)
Retail credit cards	5	(26)	883	862
Retail other	(6)	(5)	63	52
Corporate loans	(36)	(71)	170	63
ECL movements excluding disposals and write-offs1	(41)	(98)	1,109	970
ECL movement on loan commitments and other financial guarantees	13	(31)	(12)	(30)
ECL movement on other financial assets	2	1	—	3
ECL movement on debt securities at amortised cost	(1)	(6)	—	(7)
Recoveries and reimbursements2	(31)	25	(50)	(56)
ECL charge on assets held for sale				44
Total exchange and other adjustments				(27)
Total income statement charge for the period				897

1
In H124, gross write-offs amounted to £760m (H123: £583m) and post write-off recoveries amounted to £38m (H123: £21m). Net write-offs represent gross write-offs less post write-off recoveries and amounted to £722m (H123: £562m).

2
Recoveries and reimbursements include £18m (H123 loss: £3m) for reimbursements expected to be received under the arrangement where Group has entered into financial guarantee contracts which provide credit protection over certain assets with third parties and cash recoveries of previously written off amounts of £38m (H123: £21m).

Loan commitments and financial guarantees
	Stage 1		Stage 2		Stage 3		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail mortgages	£m	£m	£m	£m	£m	£m	£m	£m
As at 1 January 2024	7,776	—	448	—	4	—	8,228	—
Net transfers between stages	(25)	—	25	—	—	—	—	—
Business activity in the period	6,279	—	—	—	—	—	6,279	—
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	(4,289)	—	(61)	—	(1)	—	(4,351)	—
Limit management and final repayments	(165)	—	(20)	—	—	—	(185)	—
As at 30 June 2024	9,576	—	392	—	3	—	9,971	—

Retail credit cards1
As at 1 January 2024	144,791	59	2,807	54	142	—	147,740	113
Net transfers between stages	(1,060)	27	1,026	(27)	34	—	—	—
Business activity in the period	8,925	13	66	3	1	—	8,992	16
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	3,106	(24)	(942)	18	(30)	—	2,134	(6)
Limit management and final repayments	(5,851)	(6)	(252)	(12)	(8)	—	(6,111)	(18)
As at 30 June 2024	149,911	69	2,705	36	139	—	152,755	105

Retail other1
As at 1 January 2024	8,607	6	535	2	44	—	9,186	8
Net transfers between stages	(8)	—	1	—	7	—	—	—
Business activity in the period	497	1	84	—	—	—	581	1
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	11	(1)	(46)	(2)	(1)	—	(36)	(3)
Limit management and final repayments	(638)	—	(7)	—	(16)	—	(661)	—
As at 30 June 2024	8,469	6	567	—	34	—	9,070	6

Corporate loans
As at 1 January 2024	212,889	108	20,418	231	847	44	234,154	383
Net transfers between stages	2,361	36	(2,503)	(38)	142	2	—	—
Business activity in the period	48,341	19	2,365	20	72	—	50,778	39
Net drawdowns, repayments, net re-measurement and movement due to exposure and risk parameter changes	4,879	(40)	541	43	(99)	(9)	5,321	(6)
Limit management and final repayments	(46,322)	(12)	(4,537)	(36)	(104)	(5)	(50,963)	(53)
As at 30 June 2024	222,148	111	16,284	220	858	32	239,290	363

1	Loan commitments reported within Retail credit cards and Retail other also include financial assets classified as held for sale.

Management adjustments to models for impairment
Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end. Management adjustments are reviewed and incorporated into future model development where applicable.
Management adjustments are captured through “Economic uncertainty” and “Other” adjustments, and are presented by product and geography below:

Management adjustments to models for impairment allowance presented by product and geography1

	Impairment allowance pre management adjustments2	Economic uncertainty adjustments	Other adjustments3	Management adjustments	Total impairment allowance4	Proportion of Management adjustments to total impairment allowance
		(a)	(b)	(a+b)
As at 30.06.24	£m	£m	£m	£m	£m	%
Retail mortgages	50	42	128	170	220	77.3
Retail credit cards	643	45	(4)	41	684	6.0
Retail other	231	9	70	79	310	25.5
Corporate loans	683	55	23	78	761	10.2
Total UK	1,607	151	217	368	1,975	18.6
Retail mortgages	282	—	(2)	(2)	280	(0.7)
Retail credit cards	3,065	—	—	—	3,065	—
Retail other	28	—	2	2	30	6.7
Corporate loans	792	—	36	36	828	4.3
Total Rest of the World	4,167	—	36	36	4,203	0.9
Total	5,774	151	253	404	6,178	6.5
Debt securities at amortised cost	29	—	(9)	(9)	20	(45.0)
Total including debt securities at amortised cost	5,803	151	244	395	6,198	6.4

As at 31.12.23	£m	£m	£m	£m	£m	%
Retail mortgages	54	57	121	178	232	76.7
Retail credit cards	700	45	(9)	36	736	4.9
Retail other	251	9	62	71	322	22.0
Corporate loans	761	71	10	81	842	9.6
Total UK	1,766	182	184	366	2,132	17.2
Retail mortgages	354	—	(3)	(3)	351	(0.9)
Retail credit cards	2,855	—	8	8	2,863	0.3
Retail other	45	—	(6)	(6)	39	(15.4)
Corporate loans	828	16	(4)	12	840	1.4
Total Rest of the World	4,082	16	(5)	11	4,093	0.3
Total	5,848	198	179	377	6,225	6.1
Debt securities at amortised cost	27	—	—	—	27	—
Total including debt securities at amortised cost	5,875	198	179	377	6,252	6.0

Economic uncertainty adjustments presented by stage
	Stage 1	Stage 2	Stage 3	Total
As at 30.06.24	£m	£m	£m	£m
Retail mortgages	8	25	9	42
Retail credit cards	8	37	—	45
Retail other	3	6	—	9
Corporate loans	35	8	12	55
Total UK	54	76	21	151
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	—	—	—	—
Total Rest of the World	—	—	—	—
Total	54	76	21	151

As at 31.12.23	£m	£m	£m	£m
Retail mortgages	12	32	13	57
Retail credit cards	8	37	—	45
Retail other	3	6	—	9
Corporate loans	48	12	11	71
Total UK	71	87	24	182
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	4	12	—	16
Total Rest of the World	4	12	—	16
Total	75	99	24	198

1	Positive values reflect an increase in impairment allowance and negative values reflect a reduction in the impairment allowance.
2
Includes £5.1bn (December 2023: £5.2bn) of modelled ECL, £0.5bn (December 2023: £0.4bn) of individually assessed impairments and £0.2bn (December 2023: £0.3bn) of ECL from non-modelled exposures and debt securities.

3
Management adjustments related to other financial assets subject to impairment not included in the table above include cash collateral and settlement balances £(2)m and financial assets at fair value through other comprehensive income £(2)m within the IB portfolio.

4	Total impairment allowance consists of ECL stock on drawn and undrawn exposure.

Economic uncertainty adjustments
Models have been developed with data from non-inflationary periods establishing a relationship between input variables and customer delinquency based on past behaviour. As such there is a risk that the modelled output fails to capture the appropriate response to changes in macroeconomic variables including high interest rates with modelled impairment provisions impacted by uncertainty.
This uncertainty continues to be captured in two ways. Firstly, customer uncertainty: the identification of customers and clients who may be more vulnerable to economic instability; and secondly, model uncertainty: to capture the impact from model limitations and sensitivities to specific macroeconomic parameters which are applied at a portfolio level.
Economic uncertainty adjustments have reduced during the period reflecting the updated macroeconomic outlook.
The balance as at 30 June 2024 is £151m (December 2023: £198m) and includes:
Customer and client uncertainty provisions of £129m (December 2023: £166m):
●
Retail mortgages (UK) £20m (December 2023: £25m): This adjustment reflects the risk of borrowers refinancing onto higher rates in the medium term and remains broadly stable compared to year-end.
●
Retail credit cards (UK) £45m (December 2023: £45m) and Retail other (UK) £9m (December 2023: £9m): These reflect adjustments applied to customers considered most vulnerable to affordability pressures in light of uncertainty linked to higher for longer interest rates and are unchanged from year-end.
●
Corporate loans:
-
UK £55m (December 2023: £71m): This adjustment reflects the possible cross default risk on Barclays’ lending in respect of clients who have taken bounce back loans and is partially reduced on account of the latest credit performance.
-
ROW £nil (December 2023: £16m): The previously held adjustment to provide for expected downside uncertainties on European Corporates has been retired following a resilient credit performance and updated macroeconomic outlook.

Model uncertainty provisions of £22m (December 2023: £32m):
●
Retail mortgages (UK) £22m (December 2023: £32m): This adjustment remediates the higher recovery expectations impacted by model oversensitivity to certain macroeconomic variables and has reduced following the updated macroeconomic outlook.

Other adjustments
Other adjustments are operational in nature and are expected to remain in place until they can be reflected in the underlying models. These adjustments result from data limitations and model performance related issues identified through model monitoring and other established governance processes.

Other adjustments of £244m (December 2023: £179m) includes:
Adjustments for definition of default (DOD) under the Capital Requirements Regulation and model monitoring in Retail mortgages, Retail other and Corporate loans.

●
Retail mortgages (UK) £128m (December 2023: £121m): The increase reflects re-sizing of the DOD adjustment informed by credit performance.
●
Retail other (UK) £70m (December 2023: £62m): The increase reflects re-sizing of model monitoring and operational adjustments in the UK and PBWM portfolio.
●
Corporate loans:
-
UK £23m (December 2023: £10m): The movement reflects the reduction of an adjustment to remediate conservative modelled recovery expectations in the ESHLA portfolio. This reduction has been partially offset by the re-sizing of DOD and model monitoring adjustments in SME lending.
-
ROW £36m (December 2023: £(4)m): The movement is driven by an adjustment introduced to align the credit conversion factor on revolving credit facilities within the IB portfolio to Basel 3.1.
●
Debt securities £(9)m: This reflects an adjustment applied to Exposure at Default (EAD) within the IB portfolio to remediate an overly conservative modelled amortisation expectation.

Measurement uncertainty
Scenarios used to calculate the Group’s expected credit losses charge were refreshed in Q224 with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. In the Baseline scenario, the UK economy is gradually recovering and is further stimulated as restrictive monetary policy starts loosening. US GDP growth falls to 1.7% in 2025 but then stabilises at 2.0%. Labour markets remain resilient. The average UK and US unemployment rates peak at 4.4% and 4.1% respectively in 2025 and remain at these levels for the rest of the 5-year projection period. With the significant decline in inflationary pressures, major central banks begin to cut rates in 2024. UK house prices keep falling in 2024 before stabilising and resuming the upward trend from 2025. The housing market in the US remains more resilient, with house prices continuing to grow.
In the Downside 2 scenario, inflationary pressures are assumed to intensify again, mainly driven by strong wage growth. Central banks raise rates further, with the UK bank rate and the US federal funds rate each reaching 8.5% in Q125. Major economies experience a rapid tightening of financial conditions alongside a significant increase in market volatility resulting in a sharp repricing of assets and higher credit losses. Central banks are forced to cut interest rates aggressively. Falling demand reduces UK and US GDP and headline inflation drops significantly. In the Upside 2 scenario, a rise in labour force participation and higher productivity contribute to accelerated economic growth without creating new inflationary pressures. With inflation continuing to fall, central banks lower interest rates, further stimulating aggregate demand, leading to reduced unemployment and healthy GDP growth.
The methodology for estimating scenario probability weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The median is centred around the Baseline with scenarios further from the Baseline attracting a lower weighting before the five weights are normalised to total 100%. The increases in the Upside scenario weightings were driven by the improvement in GDP in the Baseline scenario, bringing the Baseline scenario closer to the Upside scenarios. For further details see page 39.
The following tables show the key macroeconomic variables used in the five scenarios (5-year annual paths) and the probability weights applied to each scenario.

Macroeconomic variables used in the calculation of ECL
As at 30.06.24	2024	2025	2026	2027	2028
Baseline	%	%	%	%	%
UK GDP1	0.7	1.2	1.6	1.7	1.6
UK unemployment2	4.3	4.4	4.4	4.4	4.4
UK HPI3	(1.2)	1.6	3.0	4.4	3.2
UK bank rate6	5.0	4.3	3.8	3.6	3.5
US GDP1	2.3	1.7	2.0	2.0	2.0
US unemployment4	4.0	4.1	4.1	4.1	4.1
US HPI5	3.3	3.0	3.3	3.3	3.3
US federal funds rate6	5.3	4.4	4.0	3.8	3.8

Downside 2
UK GDP1	0.2	(3.2)	0.5	2.1	1.3
UK unemployment2	4.4	6.4	6.9	5.3	4.7
UK HPI3	(3.6)	(23.3)	2.8	15.6	7.7
UK bank rate6	5.9	4.0	1.0	1.0	1.0
US GDP1	1.8	(2.9)	1.2	2.8	1.6
US unemployment4	4.2	6.3	6.4	5.3	4.9
US HPI5	0.9	(10.7)	2.0	8.0	5.3
US federal funds rate6	5.9	4.1	1.5	1.5	1.5

Downside 1
UK GDP1	0.4	(1.0)	1.0	1.9	1.5
UK unemployment2	4.3	5.4	5.6	4.9	4.6
UK HPI3	(2.4)	(11.5)	2.9	9.9	5.5
UK bank rate6	5.5	4.1	2.4	2.3	2.3
US GDP1	2.0	(0.6)	1.6	2.4	1.8
US unemployment4	4.1	5.2	5.3	4.7	4.5
US HPI5	2.1	(4.0)	2.7	5.6	4.3
US federal funds rate6	5.6	4.3	2.8	2.6	2.6

Upside 2
UK GDP1	1.1	3.9	3.2	2.6	2.3
UK unemployment2	4.1	3.4	3.4	3.3	3.2
UK HPI3	4.9	14.2	6.8	2.7	3.8
UK bank rate6	4.9	3.4	2.6	2.6	2.5
US GDP1	2.6	3.2	2.9	2.8	2.8
US unemployment4	3.7	3.5	3.4	3.4	3.4
US HPI5	5.3	3.9	5.0	4.6	4.6
US federal funds rate6	5.2	3.7	3.1	2.8	2.8

Upside 1
UK GDP1	0.9	2.5	2.4	2.2	2.0
UK unemployment2	4.2	3.9	3.9	3.9	3.8
UK HPI3	1.8	7.8	4.9	3.6	3.5
UK bank rate6	5.0	3.8	3.2	3.1	3.0
US GDP1	2.4	2.5	2.4	2.4	2.4
US unemployment4	3.8	3.8	3.8	3.8	3.8
US HPI5	4.3	3.5	4.2	3.9	3.9
US federal funds rate6	5.3	4.1	3.5	3.3	3.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6	Average rate.

As at 31.12.23	2023	2024	2025	2026	2027
Baseline	%	%	%	%	%
UK GDP1	0.5	0.3	1.2	1.6	1.6
UK unemployment2	4.2	4.7	4.7	4.8	5.0
UK HPI3	(3.3)	(5.1)	0.7	3.1	5.3
UK bank rate6	4.7	4.9	4.1	3.8	3.5
US GDP1	2.4	1.3	1.7	1.9	1.9
US unemployment4	3.7	4.3	4.3	4.3	4.3
US HPI5	5.4	3.4	3.0	3.3	3.3
US federal funds rate6	5.1	5.0	3.9	3.8	3.8

Downside 2
UK GDP1	0.5	(1.5)	(2.6)	2.4	1.6
UK unemployment2	4.2	5.2	7.9	6.3	5.5
UK HPI3	(3.3)	(19.3)	(16.8)	14.5	12.4
UK bank rate6	4.7	6.6	1.3	1.0	1.0
US GDP1	2.4	(0.6)	(2.0)	3.1	2.0
US unemployment4	3.7	5.2	7.2	5.9	5.2
US HPI5	5.4	(6.5)	(5.7)	7.2	6.4
US federal funds rate6	5.1	6.3	1.8	1.5	1.5

Downside 1
UK GDP1	0.5	(0.6)	(0.7)	2.0	1.6
UK unemployment2	4.2	4.9	6.3	5.6	5.2
UK HPI3	(3.3)	(12.4)	(8.3)	8.7	8.8
UK bank rate6	4.7	5.8	2.7	2.5	2.3
US GDP1	2.4	0.3	(0.2)	2.5	1.9
US unemployment4	3.7	4.7	5.8	5.1	4.8
US HPI5	5.4	(1.7)	(1.4)	5.2	4.8
US federal funds rate6	5.1	5.7	2.9	2.8	2.8

Upside 2
UK GDP1	0.5	2.4	3.7	2.9	2.4
UK unemployment2	4.2	3.9	3.5	3.6	3.6
UK HPI3	(3.3)	7.8	7.6	4.5	5.6
UK bank rate6	4.7	4.3	2.7	2.5	2.5
US GDP1	2.4	2.8	3.1	2.8	2.8
US unemployment4	3.7	3.5	3.6	3.6	3.6
US HPI5	5.4	6.1	4.3	4.5	4.6
US federal funds rate6	5.1	4.3	2.9	2.8	2.8

Upside 1
UK GDP1	0.5	1.4	2.5	2.3	2.0
UK unemployment2	4.2	4.3	4.1	4.2	4.3
UK HPI3	(3.3)	1.2	4.1	3.8	5.4
UK bank rate6	4.7	4.6	3.4	3.3	3.0
US GDP1	2.4	2.0	2.4	2.4	2.4
US unemployment4	3.7	3.9	3.9	4.0	4.0
US HPI5	5.4	4.7	3.7	3.9	3.9
US federal funds rate6	5.1	4.7	3.5	3.3	3.3

1	Average Real GDP seasonally adjusted change in year.
2	Average UK unemployment rate 16-year+.
3	Change in year end UK HPI = Halifax All Houses, All Buyers index, relative to prior year end.
4	Average US civilian unemployment rate 16-year+.
5	Change in year end US HPI = FHFA House Price Index, relative to prior year end.
6	Average rate.

Scenario probability weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.06.24
Scenario probability weighting	16.5	26.1	32.6	16.2	8.6
As at 31.12.23
Scenario probability weighting	13.8	24.7	32.4	18.3	10.8

Specific bases show the most extreme position of each variable in the context of the downside/upside scenarios, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represents the lowest and highest cumulative position relative to the start point in the 20 quarter period.

Macroeconomic variables (specific bases)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.24%		%	%	%	%
UK GDP2	15.1	11.5	1.4	(0.7)	(3.7)
UK unemployment3	3.1	3.8	4.4	6.2	8.0
UK HPI4	36.5	23.4	2.2	(14.6)	(28.2)
UK bank rate3	2.5	3.0	4.0	6.5	8.5
US GDP2	14.8	12.3	2.0	(0.2)	(3.3)
US unemployment3	3.4	3.8	4.1	5.7	7.3
US HPI4	25.7	21.5	3.2	(2.0)	(10.6)
US federal funds rate3	2.8	3.3	4.3	6.6	8.5
As at 31.12.23%		%	%	%	%
UK GDP2	13.4	9.6	1.1	(1.3)	(4.1)
UK unemployment3	3.5	3.9	4.7	6.5	8.3
UK HPI4	23.8	11.5	0.1	(22.5)	(35.0)
UK bank rate3	2.5	3.0	4.2	6.8	8.5
US GDP2	15.1	12.3	1.8	0.6	(1.7)
US unemployment3	3.4	3.5	4.2	5.9	7.5
US HPI4	27.4	23.5	3.7	0.4	(7.6)
US federal funds rate3	2.8	3.3	4.3	6.8	8.5

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index. 20 quarter period starts from Q124 (2023: Q123).

2
Maximum growth relative to Q423 (2023: Q422), based on 20 quarter period in Upside scenarios; 5-year yearly average CAGR in Baseline; minimum growth relative to Q423 (2023: Q422), based on 20 quarter period in Downside scenarios.

4	Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter 20 quarter period in Downside scenarios.
5
Maximum growth relative to Q423 (2023: Q422), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline; minimum growth relative to Q423 (2023: Q422), based on 20 quarter period in Downside scenarios.

Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5-year averages)1
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.24%		%	%	%	%
UK GDP2	2.6	2.0	1.4	0.8	0.2
UK unemployment3	3.5	3.9	4.4	5.0	5.5
UK HPI4	6.4	4.3	2.2	0.6	(1.1)
UK bank rate3	3.2	3.6	4.0	3.3	2.6
US GDP2	2.9	2.4	2.0	1.5	0.9
US unemployment3	3.5	3.8	4.1	4.7	5.4
US HPI4	4.7	4.0	3.2	2.1	0.9
US federal funds rate3	3.5	3.9	4.3	3.6	2.9
As at 31.12.23%		%	%	%	%
UK GDP2	2.4	1.7	1.1	0.6	0.1
UK unemployment3	3.7	4.2	4.7	5.2	5.8
UK HPI4	4.4	2.2	0.1	(1.7)	(3.5)
UK bank rate3	3.3	3.8	4.2	3.6	2.9
US GDP2	2.8	2.3	1.8	1.4	0.9
US unemployment3	3.6	3.9	4.2	4.8	5.4
US HPI4	5.0	4.3	3.7	2.4	1.2
US federal funds rate3	3.6	4.0	4.3	3.9	3.2

1
UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax All Houses, All Buyers Index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA House Price Index.

2	5-year yearly average CAGR, starting 2023 (2023: 2022).
3	5-year average. Period based on 20 quarters from Q124 (2023: Q123).
4	5-year quarter end CAGR, starting Q423 (2023: Q422).

ECL under 100% weighted scenarios for modelled portfolios
The table below shows the modelled ECL assuming each of the five modelled scenarios are 100% weighted with the dispersion of results around the Baseline, highlighting the impact on exposure and ECL across the scenarios. Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in prior disclosures.

	Scenarios
As at 30.06.24	Weighted1	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Retail mortgages	137,577	140,036	139,029	137,590	134,420	132,510
Retail credit cards2	65,142	65,077	65,108	65,137	65,221	65,228
Retail other2	8,050	8,183	8,122	8,056	7,918	7,749
Corporate loans	204,588	207,006	205,881	204,883	202,114	197,234
Stage 1 Model ECL (£m)
Retail mortgages	3	—	1	2	5	12
Retail credit cards2	561	534	548	563	584	602
Retail other2	32	31	32	32	33	31
Corporate loans	278	244	257	272	308	343
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	0.9	0.8	0.8	0.9	0.9	0.9
Retail other	0.4	0.4	0.4	0.4	0.4	0.4
Corporate loans	0.1	0.1	0.1	0.1	0.2	0.2
Stage 2 Model Exposure (£m)
Retail mortgages	21,804	18,809	19,974	21,598	25,532	28,707
Retail credit cards2	6,493	6,351	6,420	6,490	6,605	6,799
Retail other2	1,307	1,174	1,235	1,301	1,439	1,608
Corporate loans	22,261	19,695	20,872	21,984	24,870	29,877
Stage 2 Model ECL (£m)
Retail mortgages	8	1	3	5	16	40
Retail credit cards2	1,544	1,449	1,492	1,537	1,633	1,759
Retail other2	82	70	75	80	96	107
Corporate loans	537	426	467	513	670	923
Stage 2 Coverage (%)
Retail mortgages	—	—	—	—	0.1	0.1
Retail credit cards	23.8	22.8	23.2	23.7	24.7	25.9
Retail other	6.3	6.0	6.1	6.1	6.7	6.7
Corporate loans	2.4	2.2	2.2	2.3	2.7	3.1
Stage 3 Model Exposure (£m)3
Retail mortgages	1,546	1,546	1,546	1,546	1,546	1,546
Retail credit cards2	2,151	2,151	2,151	2,151	2,151	2,151
Retail other2	162	162	162	162	162	162
Corporate loans	3,561	3,561	3,561	3,561	3,561	3,561
Stage 3 Model ECL (£m)
Retail mortgages	285	268	273	281	304	333
Retail credit cards2	1,602	1,567	1,585	1,602	1,635	1,663
Retail other2	94	92	93	94	95	97
Corporate loans4	67	62	63	66	74	81
Stage 3 Coverage (%)
Retail mortgages	18.4	17.3	17.7	18.2	19.7	21.5
Retail credit cards	74.5	72.8	73.7	74.5	76.0	77.3
Retail other	58.0	56.8	57.4	58.0	58.6	59.9
Corporate loans4	1.9	1.7	1.8	1.9	2.1	2.3
Total Model ECL (£m)
Retail mortgages	296	269	277	288	325	385
Retail credit cards2	3,707	3,550	3,625	3,702	3,852	4,024
Retail other2	208	193	200	206	224	235
Corporate loans4	882	732	787	851	1,052	1,347
Total Model ECL	5,093	4,744	4,889	5,047	5,453	5,991

Reconciliation to total ECL	£m
Total weighted model ECL	5,093
ECL from individually assessed exposures4	457
ECL from non-modelled exposures and others	224
ECL from debt securities at amortised cost	20
ECL from post model management adjustments	404
Of which: ECL from economic uncertainty adjustments	151
Total ECL	6,198

1
Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.

2	Model exposures and ECL reported within Retail credit cards and Retail other exclude the German consumer finance business portfolio classified as assets held for sale.
3
Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 30 June 2024 and not on macroeconomic scenario.

4
Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £457m is reported as an individually assessed impairment in the reconciliation table.

The use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 0.9%.
Retail mortgages: Total weighted ECL of £296m represents a 2.8% increase over the Baseline ECL (£288m) with coverage ratios remaining steady across the Upside scenarios, Baseline and Downside 1 scenario. Under the Downside 2 scenario, total ECL increases to £385m driven by a fall in UK HPI.
Retail credit cards: Total weighted ECL of £3,707m is broadly aligned to the Baseline ECL (£3,702m). Total ECL increases to £4,024m under the Downside 2 scenario, driven by an increase in UK and US unemployment rate.
Retail other: Total weighted ECL of £208m is broadly aligned to the Baseline ECL (£206m). Total ECL increases to £235m under the Downside 2 scenario, largely driven by an increase in UK unemployment rate.
Corporate loans: Total weighted ECL of £882m represents a 3.6% increase over the Baseline ECL (£851m). Total ECL increases to £1,347m under the Downside 2 scenario, driven by a decrease in UK and US GDP.

	Scenarios
As at 31.12.23	Weighted1	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Retail mortgages	145,226	147,415	146,653	145,405	142,543	138,925
Retail credit cards2	66,512	66,459	66,482	66,497	66,580	66,580
Retail other2	8,749	8,915	8,841	8,758	8,631	8,479
Corporate loans	175,282	179,567	177,923	175,903	172,328	167,541
Stage 1 Model ECL (£m)
Retail mortgages	9	4	5	7	11	22
Retail credit cards2	562	529	545	561	584	605
Retail other2	32	31	32	32	32	31
Corporate loans	275	243	257	270	298	318
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	0.8	0.8	0.8	0.8	0.9	0.9
Retail other	0.4	0.3	0.4	0.4	0.4	0.4
Corporate loans	0.2	0.1	0.1	0.2	0.2	0.2
Stage 2 Model Exposure (£m)
Retail mortgages	20,615	17,769	18,702	20,149	23,836	28,822
Retail credit cards2	7,076	6,897	6,976	7,064	7,183	7,387
Retail other2	1,382	1,216	1,290	1,373	1,500	1,653
Corporate loans	24,374	19,919	21,621	23,763	27,445	32,375
Stage 2 Model ECL (£m)
Retail mortgages	41	23	27	34	59	123
Retail credit cards2	1,684	1,554	1,609	1,668	1,775	1,922
Retail other2	85	72	78	84	95	105
Corporate loans	663	509	565	633	782	1,031
Stage 2 Coverage (%)
Retail mortgages	0.2	0.1	0.1	0.2	0.2	0.4
Retail credit cards	23.8	22.5	23.1	23.6	24.7	26.0
Retail other	6.2	5.9	6.0	6.1	6.3	6.4
Corporate loans	2.7	2.6	2.6	2.7	2.8	3.2
Stage 3 Model Exposure (£m)3
Retail mortgages	1,672	1,672	1,672	1,672	1,672	1,672
Retail credit cards2	1,827	1,827	1,827	1,827	1,827	1,827
Retail other2	164	164	164	164	164	164
Corporate loans	3,436	3,436	3,436	3,436	3,436	3,436
Stage 3 Model ECL (£m)
Retail mortgages	333	308	316	325	351	393
Retail credit cards2	1,315	1,279	1,296	1,313	1,341	1,366
Retail other2	95	94	94	95	96	97
Corporate loans4	77	71	73	75	82	89
Stage 3 Coverage (%)
Retail mortgages	19.9	18.4	18.9	19.4	21.0	23.5
Retail credit cards	72.0	70.0	70.9	71.9	73.4	74.8
Retail other	57.9	57.3	57.3	57.9	58.5	59.1
Corporate loans4	2.2	2.1	2.1	2.2	2.4	2.6
Total Model ECL (£m)
Retail mortgages	383	335	348	366	421	538
Retail credit cards2	3,561	3,362	3,450	3,542	3,700	3,893
Retail other2	212	197	204	211	223	233
Corporate loans4	1,015	823	895	978	1,162	1,438
Total Model ECL	5,171	4,717	4,897	5,097	5,506	6,102

Reconciliation to total ECL	£m
Total weighted model ECL	5,171
ECL from individually assessed exposures4	401
ECL from non-modelled exposures and others	276
ECL from debt securities at amortised cost	27
ECL from post model management adjustments	377
Of which: ECL from economic uncertainty adjustments	198
Total ECL	6,252

1
Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.

2	Model exposures and ECL reported within Retail credit cards and Retail other exclude the German consumer finance business portfolio classified as assets held for sale.
3
Model exposures allocated to Stage 3 does not change in any of the scenarios as the transition criteria relies only on an observable evidence of default as at 31 December 2023 and not on macroeconomic scenario.

4
Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £401m is reported as an individually assessed impairment in the reconciliation table.

Analysis of specific portfolios and asset types
Secured home loans
The UK home loan portfolio primarily comprises first lien mortgages and accounts for 97% (December 2023: 95%) of the Group’s total home loans balance.
	Barclays UK
Home loans principal portfolios	As at 30.06.24	As at 31.12.23
Gross loans and advances (£m)	161,298	163,639
90 day arrears rate, excluding recovery book (%)	0.2	0.2
Annualised gross charge-off rates - 180 days past due (%)	0.6	0.5
Recovery book proportion of outstanding balances (%)	0.7	0.6
Recovery book impairment coverage ratio (%)1	6.8	7.2

Average marked to market LTV
Balance weighted %	52.7	53.6
Valuation weighted %	39.4	40.0

New lending	Half year ended 30.06.24	Half year ended 30.06.23
New home loan bookings (£m)	9,239	12,531
New home loan proportion > 90% LTV (%)	0.8	0.7
Average LTV on new home loans: balance weighted (%)	63.4	62.5
Average LTV on new home loans: valuation weighted (%)	54.1	53.7

1	Recovery Book Impairment Coverage Ratio excludes KMC.

Home loans principal portfolios – distribution of balances by LTV1
	Distribution of balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 30.06.24
<=75%	74.3	11.6	0.9	86.8	7.8	16.4	24.5	48.7	—	0.2	3.5	0.1
>75% and <=90%	11.0	1.2	0.1	12.3	7.5	20.2	11.7	39.4	0.1	2.1	25.1	0.4
>90% and <=100%	0.8	0.1	—	0.9	1.0	2.2	4.0	7.2	0.1	4.0	63.8	1.0
>100%	—	—	—	—	0.3	0.3	4.1	4.7	2.5	25.7	95.3	25.7
As at 31.12.23
<=75%	73.5	10.4	0.9	84.8	8.5	16.2	26.7	51.4	—	0.2	3.8	0.1
>75% and <=90%	12.3	1.2	0.1	13.6	7.4	16.7	12.8	36.9	0.1	1.9	27.9	0.4
>90% and <=100%	1.5	0.1	—	1.6	1.2	2.5	3.6	7.3	0.1	2.6	63.3	0.6
>100%	—	—	—	—	0.3	0.7	3.4	4.4	1.0	12.1	100.0	12.4

1	Portfolio marked to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 30 June 2024.

New home loans bookings reduced 26% to £9.2bn (H123: £12.5bn) mainly driven by economic conditions that resulted in general mortgage market suppression, including higher mortgage payments due to higher rates.
Head Office: Italian home loans loans and advances at amortised cost reduced to £0.4bn (2023: £3.6bn) due to the disposal of the performing portfolio in Q224.The remaining portfolio is secured on residential property with an average balance weighted mark to market LTV of 73.9% (2023: 55.6%). 90-day arrears is 2.8% (2023: 2.4%) and gross charge-off rate increased to 2.2% (2023: 0.7%).

Retail credit cards and Retail other
The principal portfolios listed below accounted for 91% (December 2023: 91%) of the Group’s total retail credit cards and retail other.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 30.06.24	£m	%	%	%	%
Barclays UK
UK cards	10,889	0.8	0.2	1.7	1.4
UK personal loans	3,822	1.4	0.6	1.3	1.1
Barclays Partner Finance	1,846	0.6	0.3	1.0	1.0
US Consumer Bank
US cards	26,935	2.9	1.6	3.5	3.5

As at 31.12.23
Barclays UK
UK cards	10,420	0.9	0.2	1.4	1.3
UK personal loans	3,641	1.5	0.6	1.3	1.0
Barclays Partner Finance	2,344	0.6	0.3	0.7	0.7
US Consumer Bank
US cards	27,286	2.9	1.5	2.3	2.3

Retail Credit Cards and Retail Other held for sale	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write-off rate	Annualised net write-off rate
As at 30.06.24	£m	%	%	%	%
Head Office
Germany consumer finance business	3,905	1.8	0.8	1.2	1.1

As at 31.12.23
Head Office
Germany consumer finance business	4,094	1.7	0.8	1.0	1.0

UK cards: 30 day and 90 day arrears rates have remained broadly stable at 0.8% (Q423: 0.9%) and 0.2% (Q423: 0.2%) respectively. Total exposure increased from £10.4bn to £10.9bn due to growth in spend and new lending promotional balances. Both gross and net write-offs increased to 1.7% (Q423: 1.4%) and 1.4% (Q423: 1.3%) respectively, reflecting further impact from the alignment of point of charge-off and write-off and a marginal increase in monthly flow.

UK personal loans: 30 and 90 day arrears rates have remained broadly stable at 1.4% (Q423: 1.5%) and 0.6% (Q423: 0.6%) respectively. Total exposure increased from £3.6bn to £3.8bn due to increased new lending. Both the gross and net write-off rates have remained broadly stable at 1.3% (Q423: 1.3%) and 1.1% (Q423: 1.0%) respectively.

Barclays Partner Finance: 30 and 90 day arrears rates have remained flat at 0.6% and 0.3% respectively. Total exposure fell to £1.8bn (Q423: £2.3bn) due to a strategic decision to reduce the number of active partner businesses. Both annualised gross and net write off rates increased by 0.3% to 1.0% respectively as a result of the reduction in total exposure.

US cards: 30 day arrears rates were flat (2.9%) as delinquency reduced in Q224 following an increase in Q124. 90 day arrears rates increased to 1.6% (2023: 1.5%) reflecting the increased flow into and through delinquency observed in Q124. The increase in both gross and net write-off rates reflected the overall delinquency trends through to charge-off lagged by the charge off to write off period of 12 months.

German consumer finance business: Gross exposure decreased by 4.6% as a result of phasing out Open Market loan originations from Q423. 30 day arrears rate increased marginally to 1.8% (Q423: 1.7%) driven by the decrease in gross exposure over the period. Lower debt sale prices in addition to the decrease in gross exposure led to higher write-off rates.

Market Risk

Analysis of management value at risk (VaR)
The table below shows the total management VaR on a diversified basis by asset class. Total management VaR includes all trading positions in Barclays Bank Group and it is calculated with a one-day holding period. VaR limits are applied to total management VaR and by asset class. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.

Management VaR (95%) by asset class
	Half year ended 30.06.24			Half year ended 31.12.23			Half year ended 30.06.23
	Average	High	Low	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	22	27	19	32	40	22	48	57	38
Interest rate risk	16	25	9	15	24	10	16	25	9
Equity risk	6	9	4	5	9	3	6	10	3
Basis risk	6	8	4	10	13	8	16	25	11
Spread risk	5	7	4	7	10	5	10	14	7
Foreign exchange risk	4	9	2	4	9	2	3	6	1
Commodity risk	—	1	—	—	1	—	—	1	—
Inflation risk	4	5	2	4	6	2	9	11	6
Diversification effect1	(34)	n/a	n/a	(38)	n/a	n/a	(63)	n/a	n/a
Total management VaR	29	36	20	39	55	24	45	60	34

1
Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low total management VaR. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.

Average Management VaR decreased 26% to £29m (H223: £39m). The decrease was mainly driven by lower market volatility and credit spread levels in H124, as geopolitical tensions eased (relative to H223), inflation continued to decline and central banks started to cut rates.

Treasury and Capital Risk

The Group has established a comprehensive set of policies, standards and controls for managing its liquidity risk; together these set out the requirements for Barclays’ liquidity risk framework. The liquidity risk framework meets the PRA standards and enables Barclays to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Group’s Liquidity Risk Appetite. The liquidity risk framework is delivered via a combination of policy formation, review and challenge, governance, analysis, stress testing, limit setting and monitoring.

Liquidity risk stress testing
The Internal Liquidity Stress Tests (ILST) measure the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The short-term scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event. The Group also runs a liquidity stress test which measures the anticipated outflows over a 12 month market-wide scenario.
The LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.
As at 30 June 2024 the average LCR was 167.0% (December 2023: 161.4%). The Group held eligible liquid assets in excess of 100% of net stress outflows as measured according to both its internal ILST and external regulatory requirements.

Liquidity coverage ratio1	As at 30.06.24	As at 31.12.23
	£bn	£bn
LCR Eligible High Quality Liquid Assets (HQLA)	307.0	310.3
Net stress outflows	(184.2)	(192.6)
Surplus	122.8	117.7

Liquidity coverage ratio	167.0%	161.4%

1	Represents the average of the last 12 spot month end ratios.

Net Stable Funding Ratio
The external NSFR metric requires banks to maintain a stable funding profile taking into account both on and certain off balance sheet exposures over a medium to long term period. The ratio is defined as the Available Stable Funding (capital and certain liabilities which are treated as stable sources of funding) relative to the Required Stable Funding (a measure of assets on the balance sheet and certain off balance sheet exposures which may require longer term funding). The NSFR (average of last four quarter ends) as at 30 June 2024 was 136.4%, which was a surplus above requirements of £165.9bn.

Net Stable Funding Ratio1	As at 30.06.24	As at 31.12.23
	£bn	£bn
Total Available Stable Funding	622.1	606.8
Total Required Stable Funding	456.2	439.7
Surplus	165.9	167.1

Net Stable Funding Ratio	136.4%	138.0%

1	Represents the average of the last four spot quarter end ratios.

As part of the liquidity risk appetite, Barclays establishes minimum LCR, NSFR and internal liquidity stress test limits. The Group plans to maintain its surplus to the internal and regulatory requirements at an efficient level. Risks to market funding conditions, the Group’s liquidity position and funding profile are assessed continuously, and actions are taken to manage the size of the liquidity pool and the funding profile as appropriate.
Composition of the Group liquidity pool
	LCR eligible1 High Quality Liquid Assets (HQLA)					Liquidity pool
	Cash	Level 1	Level 2A	Level 2B	Total	2024	2023
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks2	232	—	—	—	232	251	232

Government bonds3
AAA to AA-	—	58	—	—	58	55	48
A+ to A-	—	1	1	—	2	2	1
BBB+ to BBB-	—	1	—	—	1	1	1
Total government bonds	—	60	1	—	61	58	50

Other
Government Guaranteed Issuers, PSEs and GSEs	—	3	—	—	3	6	5
International Organisations and MDBs	—	4	—	—	4	4	3
Covered bonds	—	2	5	—	7	8	7
Other	—	—	—	2	2	2	1
Total other	—	9	5	2	16	20	16

Total as at 30 June 2024	232	69	6	2	309	329
Total as at 31 December 2023	211	52	9	2	274		298

1
The LCR eligible HQLA is adjusted under the Liquidity Coverage Ratio (CRR) part of the PRA rulebook for operational restrictions upon consolidation, such as trapped liquidity within Barclays subsidiaries. It also reflects differences in eligibility of assets between the LCR and Barclays’ Liquidity Pool.

2
Includes cash held at central banks and surplus cash at central banks related to payment schemes. Over 99% (December 2023: over 99%) was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.

3	Of which over 81% (December 2023: over 80%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.

The Group liquidity pool increased to £329bn as at June 2024 (December 2023: £298bn) primarily driven by an increase in deposits, particularly in Corporate Bank and Private Bank deposits.
In June 2024, the month-end liquidity pool ranged from £315bn to £341bn (2023: £298bn to £342bn), and the month-end average balance was £326bn (2023: £328bn). The liquidity pool is held unencumbered and represents readily accessible funds to meet potential cash outflows during stress periods.
As at 30 June 2024, 62% (December 2023: 59%) of the liquidity pool was located in Barclays Bank PLC, 21% (December 2023: 22%) in Barclays Bank UK PLC and 8% (December 2023: 11%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this residual portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Group in calculating the LCR.
The composition of the pool is subject to limits set by the Board and the independent liquidity risk, credit risk and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration by issuer, currency and asset type. Given returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

Deposit funding
	As at 30.06.24			As at 31.12.23
	Loans and advances, debt securities at amortised cost	Deposits at amortised cost	Loan: deposit ratio1	Loan: deposit ratio1
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	215.7	236.8	91	92
Barclays UK Corporate Bank	25.8	84.9	30	31
Barclays Private Bank and Wealth Management	14.0	64.6	22	23
Barclays Investment Bank	114.9	151.3	76	82
Barclays US consumer Bank	25.4	20.0	125	125
Head Office	3.7
Barclays Group	399.5	557.5	72	74

1	The loan: deposit ratio is calculated as loans and advances at amortised cost and debt securities at amortised cost divided by deposits at amortised cost.

Funding structure and funding relationships
The basis for liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group’s overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.
Within this, the Group aims to align the sources and uses of funding. As such, retail and corporate loans and advances are largely funded by deposits in the relevant entities, with the surplus primarily funding the liquidity pool. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched. A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset when netted against cash collateral received and paid. Wholesale debt and equity is used to fund residual assets.
These funding relationships as at 30 June 2024 are summarised below:
	As at 30.06.24	As at 31.12.23		As at 30.06.24	As at 31.12.23
Assets	£bn	£bn	Liabilities and equity	£bn	£bn
Loans and advances at amortised cost1	382	386	Deposits at amortised cost	557	539
Group liquidity pool	329	298	<1 Year wholesale funding	59	59
			>1 Year wholesale funding	123	118
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	505	435	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	461	380
Derivative financial instruments	254	257	Derivative financial instruments	242	250
Other assets2	107	101	Other liabilities	63	59
			Equity	72	72
Total assets	1,577	1,477	Total liabilities and equity	1,577	1,477

1	Adjusted for liquidity pool debt securities reported at amortised cost of £18bn (December 2023: £18bn).
2	Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.

Composition of wholesale funding
Wholesale funding outstanding (excluding repurchase agreements) was £182.2bn (December 2023: £176.8bn). In H124, the Group issued £9.7bn of MREL eligible instruments from Barclays PLC (the Parent company) in a range of tenors and currencies.
Our operating companies also access wholesale funding markets to maintain their stable and diversified funding bases. Barclays Bank PLC continued to issue in the shorter-term and medium-term notes markets. In addition, Barclays Bank UK PLC continued to issue in the shorter-term markets and maintains active secured funding programmes.
Wholesale funding of £58.9bn (December 2023: £58.6bn) matures in less than one year, representing 32% (December 2023: 33%) of total wholesale funding outstanding. This includes £20.8bn (December 2023: £18.7bn) related to term funding1.

Maturity profile of wholesale funding1,2
	<1	1-3	3-6	6-12	<1	1-2	2-3	3-4	4-5	>5
	month	months	months	months	year	years	years	years	years	years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (public benchmark)	—	—	—	1.6	1.6	6.9	5.8	7.0	4.0	23.0	48.3
Senior unsecured (privately placed)	—	—	—	—	—	—	—	—	—	1.0	1.0
Subordinated liabilities	—	0.4	—	—	0.4	1.5	—	1.6	—	7.0	10.5
Barclays Bank PLC (including subsidiaries)
Certificates of deposit and commercial paper	2.2	5.7	4.0	9.5	21.4	0.8	0.1	—	—	—	22.3
Asset backed commercial paper	3.7	7.3	2.2	—	13.2	—	—	—	—	—	13.2
Senior unsecured (privately placed)3	1.5	3.4	4.2	7.2	16.3	9.4	10.1	7.7	9.1	20.6	73.2
Asset backed securities	—	—	1.0	1.1	2.1	1.0	0.1	0.2	0.5	3.0	6.9
Subordinated liabilities	—	0.1	0.2	0.1	0.4	—	0.4	0.2	—	0.3	1.3
Barclays Bank UK PLC (including subsidiaries)
Certificates of deposit and commercial paper	3.5	—	—	—	3.5	—	—	—	—	—	3.5
Senior unsecured (privately placed)	—	—	—	—	—	—	—	—	—	0.1	0.1
Covered bonds	—	—	—	—	—	—	—	0.5	0.7	0.7	1.9
Total as at 30 June 2024	10.9	16.9	11.6	19.5	58.9	19.6	16.5	17.2	14.3	55.7	182.2
Of which secured	3.7	7.3	3.2	1.1	15.3	1.0	0.1	0.7	1.2	3.7	22.0
Of which unsecured	7.2	9.6	8.4	18.4	43.6	18.6	16.4	16.5	13.1	52.0	160.2

Total as at 31 December 2023	7.5	19.6	13.9	17.6	58.6	20.3	20.4	11.7	13.5	52.3	176.8
Of which secured	2.4	8.2	1.1	1.0	12.7	1.2	0.5	0.5	0.3	3.8	19.0
Of which unsecured	5.1	11.4	12.8	16.6	45.9	19.1	19.9	11.2	13.2	48.5	157.8

1
The composition of wholesale funds comprises the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.

2
Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities and subordinated debt where the original maturity of the instrument is more than 1 year.

3	Includes structured notes of £58.7bn, of which £13.7bn matures within one year.

Credit ratings
In addition to monitoring and managing key metrics related to the financial strength of the Group, Barclays solicits independent credit ratings from agencies such as Standard & Poor’s Global (S&P), Moody’s and Fitch. These ratings assess the creditworthiness of the Group, its subsidiaries and its branches, and are based on reviews of a broad range of business and financial attributes including capital strength, profitability, funding, liquidity, asset quality, strategy and governance.

Barclays Bank PLC	Standard & Poor's	Moody's	Fitch
Long-term	A+ / Stable	A1 / Stable	A+ / Stable
Short-term	A-1	P-1	F1

Barclays Bank UK PLC
Long-term	A+ / Stable	A1 / Stable	A+ / Stable
Short-term	A-1	P-1	F1

Barclays PLC
Long-term	BBB+ / Stable	Baa1 / Stable	A / Stable
Short-term	A-2	P-2	F1

In H124, S&P and Fitch affirmed all ratings for Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC.
A credit rating downgrade could result in outflows to meet collateral requirements on existing contracts. Outflows related to credit rating downgrades are included in the ILST scenarios and a portion of the liquidity pool is held against this risk. Credit ratings downgrades could also result in reduced funding capacity and increased funding costs.
The contractual collateral requirement following one- and two-notch long-term and associated short-term downgrades across all credit rating agencies, would result in outflows of £1bn and £3bn respectively on derivative contracts and other off balance sheet products, and are provided for in determining an appropriate liquidity pool size given the Group’s liquidity risk appetite. These numbers do not assume any management or restructuring actions that could be taken to reduce posting requirements.

Regulatory minimum requirements
Capital
The Group’s Overall Capital Requirement for CET1 remained 12.0% comprising a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important Institution (G-SII) buffer, a 2.6% Pillar 2A requirement and a 0.9% Countercyclical Capital Buffer (CCyB).
The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. The buffer rates set by other national authorities for non-UK exposures are not currently material.
The Group’s Pillar 2A requirement as per the PRA's Individual Capital Requirement is 4.6% of which at least 56.25% needs to be met with CET1 capital, equating to 2.6% of RWAs. The Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.
The Group’s CET1 target ratio of 13-14% takes into account headroom above requirements which includes a confidential institution-specific PRA buffer. The Group remains above its minimum capital regulatory requirements including the PRA buffer.
Leverage
The Group is subject to a UK leverage ratio requirement of 4.1%. This comprises the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB) of 0.3%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.
MREL
The Group is required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.6% Pillar 2A equating to 25.2% of RWAs; and (ii) 6.75% of leverage exposures. In addition, the higher of regulatory capital and leverage buffers apply. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including the above mentioned confidential institution-specific PRA buffer, will effectively be applied above MREL requirements.

Capital ratios1,2	As at 30.06.24	As at 31.03.24	As at 31.12.23
CET1	13.6%	13.5%	13.8%
T1	17.3%	17.3%	17.7%
Total regulatory capital	19.9%	19.6%	20.1%
MREL ratio as a percentage of total RWAs	33.5%	33.4%	33.6%

Own funds and eligible liabilities	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	71,173	71,680	71,204
Less: other equity instruments (recognised as AT1 capital)	(12,959)	(13,241)	(13,259)
Adjustment to retained earnings for foreseeable ordinary share dividends	(645)	(1,123)	(795)
Adjustment to retained earnings for foreseeable repurchase of shares	(222)	(796)	—
Adjustment to retained earnings for foreseeable other equity coupons	(41)	(46)	(43)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(1,887)	(1,834)	(1,901)
Goodwill and intangible assets	(7,835)	(7,807)	(7,790)
Deferred tax assets that rely on future profitability excluding temporary differences	(1,630)	(1,558)	(1,630)
Fair value reserves related to gains or losses on cash flow hedges	3,799	4,049	3,707
Excess of expected losses over impairment	(324)	(299)	(296)
Gains or losses on liabilities at fair value resulting from own credit	622	378	136
Defined benefit pension fund assets	(2,564)	(2,509)	(2,654)
Direct and indirect holdings by an institution of own CET1 instruments	(5)	(3)	(20)
Adjustment under IFRS 9 transitional arrangements	123	137	288
Other regulatory adjustments	90	116	357
CET1 capital	47,695	47,144	47,304

AT1 capital
Capital instruments and related share premium accounts	13,000	13,263	13,263
Other regulatory adjustments and deductions	(41)	(22)	(60)
AT1 capital	12,959	13,241	13,203

T1 capital	60,654	60,385	60,507

T2 capital
Capital instruments and related share premium accounts	8,836	7,704	7,966
Qualifying T2 capital (including minority interests) issued by subsidiaries	385	401	569
Credit risk adjustments (excess of impairment over expected losses)	39	—	—
Other regulatory adjustments and deductions	(43)	(35)	(160)
Total regulatory capital	69,871	68,455	68,882

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(385)	(401)	(569)
Eligible liabilities	48,299	48,770	46,995

Total own funds and eligible liabilities3	117,785	116,824	115,308

Total RWAs	351,433	349,635	342,717

1
CET1, T1 and T2 capital, and RWAs are calculated applying the transitional arrangements in accordance with UK CRR. This includes IFRS 9 transitional arrangements and the grandfathering of certain capital instruments until 28 June 2025.

2
The fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.5%, with £47.6bn of CET1 capital and £351.4bn of RWAs calculated without applying the transitional arrangements in accordance with UK CRR.

3
As at 30 June 2024, the Group's MREL requirement, excluding the PRA buffer, was to hold £105.8bn of own funds and eligible liabilities equating to 30.1% of RWAs. The Group remains above its MREL regulatory requirement including the PRA buffer.

Movement in CET1 capital	Three months ended 30.06.24	Six months ended 30.06.24
	£m	£m
Opening CET1 capital	47,144	47,304

Profit for the period attributable to equity holders	1,488	3,297
Own credit relating to derivative liabilities	5	24
Ordinary share dividends paid and foreseen	(317)	(645)
Purchased and foreseeable share repurchase	—	(1,000)
Other equity coupons paid and foreseen	(246)	(508)
Increase in retained regulatory capital generated from earnings	930	1,168

Net impact of share schemes	171	(70)
Fair value through other comprehensive income reserve	(100)	(269)
Currency translation reserve	(121)	(84)
Other reserves	(105)	(103)
Decrease in other qualifying reserves	(155)	(526)

Pension remeasurements within reserves	56	(97)
Defined benefit pension fund asset deduction	(55)	90
Net impact of pensions	1	(7)

Additional value adjustments (PVA)	(53)	14
Goodwill and intangible assets	(28)	(45)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	(72)	—
Excess of expected loss over impairment	(25)	(28)
Direct and indirect holdings by an institution of own CET1 instruments	(2)	15
Adjustment under IFRS 9 transitional arrangements	(14)	(165)
Other regulatory adjustments	(31)	(35)
Decrease in regulatory capital due to adjustments and deductions	(225)	(244)

Closing CET1 capital	47,695	47,695
CET1 capital increased £0.4bn to £47.7bn (December 2023: £47.3bn), primarily due to:
●
£3.3bn of capital generated from profit partially offset by distributions of £2.1bn comprising:
-
£1.0bn of share buybacks announced with FY23 results
-
£0.6bn accrual towards the FY24 dividend
-
£0.5bn of equity coupons paid and foreseen
●
£0.5bn decrease in other qualifying reserves including a reduction in the fair value through other comprehensive income reserve

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 30.06.24	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	9,349	55,055	101	12	—	72	169	—	11,715	76,473
Barclays UK Corporate Bank	4,033	13,881	91	327	—	12	3	487	3,024	21,858
Barclays Private Bank & Wealth Management	4,612	467	85	33	—	13	—	293	1,546	7,049
Barclays Investment Bank	41,151	50,854	20,426	23,636	159	2,897	14,173	25,811	24,179	203,286
Barclays US Consumer Bank	19,462	917	—	—	—	—	—	—	4,051	24,430
Head Office	6,470	10,609	1	21	—	4	1	188	1,043	18,337
Barclays Group	85,077	131,783	20,704	24,029	159	2,998	14,346	26,779	45,558	351,433
As at 31.03.24
Barclays UK	10,220	54,103	184	—	—	109	190	—	11,715	76,521
Barclays UK Corporate Bank	3,453	13,966	105	364	—	34	2	484	3,024	21,432
Barclays Private Bank & Wealth Management	4,678	452	173	28	—	19	—	292	1,546	7,188
Barclays Investment Bank	39,230	53,204	20,182	23,437	48	2,789	13,727	23,631	24,179	200,427
Barclays US Consumer Bank	18,817	1,001	—	—	—	—	—	—	4,051	23,869
Head Office	6,409	12,535	1	18	—	4	1	187	1,043	20,198
Barclays Group	82,807	135,261	20,645	23,847	48	2,955	13,920	24,594	45,558	349,635
As at 31.12.23
Barclays UK	10,472	50,761	178	—	—	94	274	—	11,715	73,494
Barclays UK Corporate Bank	3,458	13,415	262	167	—	14	2	541	3,024	20,883
Barclays Private Bank & Wealth Management	4,611	455	182	27	—	30	1	322	1,546	7,174
Barclays Investment Bank	37,749	52,190	18,512	21,873	159	3,248	14,623	24,749	24,179	197,282
Barclays US Consumer Bank	19,824	966	—	—	—	—	—	—	4,051	24,841
Head Office	6,772	10,951	1	21	—	6	1	248	1,043	19,043
Barclays Group	82,886	128,738	19,135	22,088	159	3,392	14,901	25,860	45,558	342,717

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
Opening RWAs (as at 31.12.23)	211,624	44,774	40,761	45,558	342,717
Book size	2,469	2,998	434	—	5,901
Acquisitions and disposals	(856)	—	—	—	(856)
Book quality	(1,380)	(21)	—	—	(1,401)
Model updates	—	—	—	—	—
Methodology and policy	4,974	525	—	—	5,499
Foreign exchange movements1	29	(386)	(70)	—	(427)
Total RWA movements	5,236	3,116	364	—	8,716
Closing RWAs (as at 30.06.24)	216,860	47,890	41,125	45,558	351,433

1	Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.

Overall RWAs increased £8.7bn to £351.4bn (December 2023: £342.7bn).
Credit risk RWAs increased £5.2bn:
●
A £2.5bn increase in book size due to business activity in IB and higher client lending limits within UKCB
●
A £0.9bn decrease in acquisitions and disposals due to the sale of the performing Italian mortgage portfolio
●
A £1.4bn decrease in book quality RWAs mainly driven by changes in risk parameters primarily within Barclays UK
●
A £5.0bn increase in methodology and policy primarily driven by regulatory model changes in Barclays UK
Counterparty Credit risk RWAs increased £3.1bn:
●
A £3.0bn increase in book size primarily due to seasonal increases in the Investment Bank, relative to FY23

Leverage ratios1,2	As at 30.06.24	As at 31.12.23
	£m	£m
UK leverage ratio3	5.0%	5.2%
T1 capital	60,654	60,507
UK leverage exposure	1,222,722	1,168,275
Average UK leverage ratio	4.7%	4.8%
Average T1 capital	60,617	60,343
Average UK leverage exposure	1,300,424	1,266,880

1	Capital and leverage measures are calculated applying the transitional arrangements in accordance with UK CRR.
2
Fully loaded UK leverage ratio was 5.0%, with £60.5bn of T1 capital and £1,222.6bn of leverage exposure. Fully loaded average UK leverage ratio was 4.7% with £60.5bn of T1 capital and £1,300.3bn of leverage exposure. Fully loaded UK leverage ratios are calculated without applying the transitional arrangements in accordance with UK CRR. fully loaded CET1 ratio, as is relevant for assessing against the conversion trigger in Barclays PLC AT1 securities, was 13.5%, with £47.6bn of CET1 capital and £351.4bn of RWAs calculated without applying the transitional arrangements in accordance with UK CRR.

3
Although the leverage ratio is expressed in terms of T1 capital, the leverage ratio buffers and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £6.4bn and against the 0.3% CCLB was £3.7bn.

The UK leverage ratio decreased to 5.0% (December 2023: 5.2%) primarily due to a £54.4bn increase in leverage exposure to £1,222.7bn, largely driven by an increase in trading securities and secured lending in IB.

Statement of Directors' Responsibilities

The Directors (the names of whom are set out below) are required to prepare the financial statements on a going concern basis unless it is not appropriate to do so. In making this assessment, the directors have considered information relating to present and future conditions. Each of the Directors confirm that to the best of their knowledge, the condensed consolidated interim financial statements set out on pages 61 to 66 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the UK, and that the interim management report herein includes a fair review of the information required by Disclosure Guidance and Transparency Rules 4.2.7R and 4.2.8R namely:
●
an indication of important events that have occurred during the six months ended 30 June 2024 and their impact on the condensed consolidated interim financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year
●
any related party transactions in the six months ended 30 June 2024 that have materially affected the financial position or performance of Barclays during that period and any changes in the related party transactions described in the last Annual Report that could have a material effect on the financial position or performance of Barclays in the six months ended 30 June 2024
Signed on 31 July 2024 on behalf of the Board by

C.S. Venkatakrishnan	Anna Cross
Group Chief Executive	Group Finance Director

Barclays PLC Board of Directors

Chairman	Executive Directors	Non-Executive Directors
Nigel Higgins	C.S. Venkatakrishnan	Robert Berry
	Anna Cross	Tim Breedon CBE
Mohamed A. El-Erian
Dawn Fitzpatrick
Mary Francis CBE
Brian Gilvary
Sir John Kingman
Marc Moses
Diane Schueneman
Brian Shea
Julia Wilson

CORPORATE

Independent Review Report to Barclays PLC

Conclusion
We have been engaged by Barclays PLC (“the Company” or "the Group") to review the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2024 which comprises:

●
the condensed consolidated income statement and condensed consolidated statement of comprehensive income for the period then ended;
●
the condensed consolidated balance sheet as at 30 June 2024;
●
the condensed consolidated statement of changes in equity for the period then ended;
●
the condensed consolidated cash flow statement for the period then ended; and
●
the related explanatory notes.
Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the Interim Results Announcement for the six months ended 30 June 2024 is not prepared, in all material respects, in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK and the Disclosure Guidance and Transparency Rules (“the DTR”) of the UK’s Financial Conduct Authority (“the UK FCA”).

Basis for conclusion
We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity (“ISRE (UK) 2410”) issued for use in the UK. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. We read the other information contained in the Interim Results Announcement and consider whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.
A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusions relating to going concern
Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for conclusion section of this report, nothing has come to our attention that causes us to believe that the directors have inappropriately adopted the going concern basis of accounting, or that the directors have identified material uncertainties relating to going concern that have not been appropriately disclosed.
This conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410. However, future events or conditions may cause the Group to cease to continue as a going concern, and the above conclusions are not a guarantee that the Group will continue in operation.

Directors’ responsibilities
The Interim Results Announcement is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the Interim Results Announcement in accordance with the DTR of the UK FCA.
As disclosed in note 1, the annual financial statements of the Barclays PLC Group are prepared in accordance with UK-adopted international accounting standards.
The directors are responsible for preparing the condensed set of financial statements included in the Interim Results Announcement in accordance with IAS 34 as adopted for use in the UK.
In preparing the condensed set of financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Our responsibility
Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the Interim Results Announcement based on our review. Our conclusion, including our conclusions relating to going concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for conclusion section of this report.

The purpose of our review work and to whom we owe our responsibilities
This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the DTR of the UK FCA. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Stuart Crisp
for and on behalf of KPMG LLP
Chartered Accountants
15 Canada Square
London, E14 5GL

31 July 2024

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
		Half year ended 30.06.24	Half year ended 30.06.23
	Notes1	£m	£m
Interest and similar income		18,642	15,632
Interest and similar expense		(12,514)	(9,309)
Net interest income		6,128	6,323
Fee and commission income	3	5,429	5,257
Fee and commission expense	3	(1,691)	(1,898)
Net fee and commission income	3	3,738	3,359
Net trading income		3,228	3,786
Net investment income		160	10
Other income		23	44
Total income		13,277	13,522

Staff costs	4	(4,964)	(4,985)
Infrastructure, administration and general expenses	5	(3,033)	(3,045)
UK regulatory levies2		(120)	—
Litigation and conduct		(64)	(32)
Operating expenses		(8,181)	(8,062)

Share of post-tax results of associates and joint ventures		16	(2)
Profit before impairment		5,112	5,458
Credit impairment charges		(897)	(896)
Profit before tax		4,215	4,562
Tax charge		(892)	(914)
Profit after tax		3,323	3,648

Attributable to:
Shareholders of the parent		2,787	3,111
Other equity holders		510	507
Equity holders of the parent		3,297	3,618
Non-controlling interests		26	30
Profit after tax		3,323	3,648

Earnings per share
Basic earnings per ordinary share	6	18.6p	19.9p
Diluted earnings per ordinary share	6	18.1p	19.3p

1	For Notes to the Financial Statements see pages 67 to 88.
2	Comprises the impact of the BoE levy scheme. Please refer to Financial Review, Other matters for details.

Condensed consolidated statement of comprehensive income (unaudited)
		Half year ended 30.06.24	Half year ended 30.06.23
	Notes1	£m	£m
Profit after tax		3,323	3,648

Other comprehensive (loss)/ income that may be recycled to profit or loss:2
Currency translation reserve	14	(84)	(1,173)
Fair value through other comprehensive income reserve	14	(269)	77
Cash flow hedging reserve	14	(90)	(755)
Other comprehensive loss that may be recycled to profit		(443)	(1,851)

Other comprehensive loss not recycled to profit or loss:2
Retirement benefit remeasurements	13	(97)	(476)
Fair value through other comprehensive income reserve	14	—	(2)
Own credit	14	(462)	(494)
Other comprehensive loss not recycled to profit		(559)	(972)

Other comprehensive loss for the period		(1,002)	(2,823)

Total comprehensive income for the period		2,321	825

Attributable to:
Equity holders of the parent		2,295	795
Non-controlling interests		26	30
Total comprehensive income for the period		2,321	825

1	For Notes to the Financial Statements see pages 67 to 88.
2	Reported net of tax.

Condensed consolidated balance sheet (unaudited)
		As at 30.06.24	As at 31.12.23
Assets	Notes1	£m	£m
Cash and balances at central banks		243,459	224,634
Cash collateral and settlement balances		146,754	108,889
Debt securities at amortised cost		61,700	56,749
Loans and advances at amortised cost to banks		8,014	9,459
Loans and advances at amortised cost to customers		329,795	333,288
Reverse repurchase agreements and other similar secured lending at amortised cost		4,724	2,594
Trading portfolio assets		197,306	174,605
Financial assets at fair value through the income statement		215,206	206,651
Derivative financial instruments	8	253,614	256,836
Financial assets at fair value through other comprehensive income		82,747	71,836
Investments in associates and joint ventures		876	879
Goodwill and intangible assets	10	7,839	7,794
Property, plant and equipment		3,650	3,417
Current tax assets		176	121
Deferred tax assets		6,274	5,960
Retirement benefit assets	13	3,541	3,667
Assets included in a disposal group classified as held for sale		3,725	3,916
Other assets		7,234	6,192
Total assets		1,576,634	1,477,487

Liabilities
Deposits at amortised cost from banks		19,371	14,472
Deposits at amortised cost from customers		538,081	524,317
Cash collateral and settlement balances		144,582	94,084
Repurchase agreements and other similar secured borrowings at amortised cost		52,352	41,601
Debt securities in issue		96,772	96,825
Subordinated liabilities	11	11,795	10,494
Trading portfolio liabilities		59,315	58,669
Financial liabilities designated at fair value		320,957	297,539
Derivative financial instruments	8	242,136	250,044
Current tax liabilities		686	529
Deferred tax liabilities		22	22
Retirement benefit liabilities	13	277	266
Provisions	12	1,292	1,584
Liabilities included in a disposal group classified as held for sale		3,984	3,164
Other liabilities		13,179	12,013
Total liabilities		1,504,801	1,405,623

Equity
Called up share capital and share premium		4,256	4,288
Other reserves	14	(882)	(77)
Retained earnings		54,840	53,734
Shareholders' equity attributable to ordinary shareholders of the parent		58,214	57,945
Other equity instruments		12,959	13,259
Total equity excluding non-controlling interests		71,173	71,204
Non-controlling interests		660	660
Total equity		71,833	71,864

Total liabilities and equity		1,576,634	1,477,487

1	For Notes to the Financial Statements see pages 67 to 88. Retail mortgages

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1, 2	Other equity instruments3	Other reserves4	Retained earnings	Total	Non-controlling interests	Total equity
Half year ended 30.06.2024	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2024	4,288	13,259	(77)	53,734	71,204	660	71,864
Profit after tax	—	510	—	2,787	3,297	26	3,323
Currency translation movements	—	—	(84)	—	(84)	—	(84)
Fair value through other comprehensive income reserve	—	—	(269)	—	(269)	—	(269)
Cash flow hedges	—	—	(90)	—	(90)	—	(90)
Retirement benefit remeasurements		—	—	(97)	(97)	—	(97)
Own credit	—	—	(462)	—	(462)	—	(462)
Total comprehensive income for the period	—	510	(905)	2,690	2,295	26	2,321
Employee share schemes and hedging thereof	65	—	—	582	647	—	647
Issue and redemption of other equity instruments	—	(263)	—	(92)	(355)	—	(355)
Other equity instruments coupon paid	—	(510)	—	—	(510)	—	(510)
Vesting of employee share schemes	—	—	3	(488)	(485)	—	(485)
Dividends paid	—	—	—	(796)	(796)	(26)	(822)
Repurchase of shares	(97)	—	97	(782)	(782)	—	(782)
Other movements	—	(37)	—	(8)	(45)	—	(45)
Balance as at 30 June 2024	4,256	12,959	(882)	54,840	71,173	660	71,833

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1, 2	Other equity instruments3	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Half year ended 31.12.2023	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 July 2023	4,325	13,759	(4,457)	54,042	67,669	876	68,545
Profit after tax	—	478	—	1,163	1,641	34	1,675
Currency translation movements	—	—	72	—	72	—	72
Fair value through other comprehensive income reserve	—	—	119	—	119	—	119
Cash flow hedges	—	—	4,283	—	4,283	—	4,283
Retirement benefit remeasurements	—	—	—	(379)	(379)	—	(379)
Own credit	—	—	(216)	—	(216)	—	(216)
Total comprehensive income for the period	—	478	4,258	784	5,520	34	5,554
Employee share schemes and hedging thereof	86	—	—	126	212	—	212
Issue and redemption of other equity instruments	—	(530)	—	(30)	(560)	(219)	(779)
Other equity instruments coupon paid	—	(478)	—	—	(478)	—	(478)
Vesting of employee share schemes	—	—	(4)	(22)	(26)	—	(26)
Dividends paid	—	—	—	(417)	(417)	(34)	(451)
Repurchase of shares	(123)	—	123	(754)	(754)	—	(754)
Other movements	—	30	3	5	38	3	41
Balance as at 31 December 2023	4,288	13,259	(77)	53,734	71,204	660	71,864

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium1, 2	Other equity instruments3	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Half year ended 30.06.2023	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2023	4,373	13,284	(2,192)	52,827	68,292	968	69,260
Profit after tax	—	507	—	3,111	3,618	30	3,648
Currency translation movements	—	—	(1,173)	—	(1,173)	—	(1,173)
Fair value through other comprehensive income reserve	—	—	75	—	75	—	75
Cash flow hedges	—	—	(755)	—	(755)	—	(755)
Retirement benefit remeasurements	—	—	—	(476)	(476)	—	(476)
Own credit	—	—	(494)	—	(494)	—	(494)
Total comprehensive income for the period	—	507	(2,347)	2,635	795	30	825
Employee share schemes and hedging thereof	38	—	—	371	409	—	409
Issue and redemption of other equity instruments	—	500	—	(8)	492	(93)	399
Other equity instruments coupon paid	—	(507)	—	—	(507)	—	(507)
Vesting of employee share schemes	—	—	(4)	(484)	(488)	—	(488)
Dividends paid	—	—	—	(793)	(793)	(30)	(823)
Repurchase of shares	(86)	—	86	(503)	(503)	—	(503)
Other movements	—	(25)	—	(3)	(28)	1	(27)
Balance as at 30 June 2023	4,325	13,759	(4,457)	54,042	67,669	876	68,545

1	As at 30 June 2024, Called up share capital comprises 14,826m (December 2023: 15,155m) ordinary shares of 25p each
2
During the period ended 30 June 2024, Barclays PLC announced and executed a share buy-back of up to £1,000m. 389m shares were repurchased and cancelled. The nominal value of £97m has been transferred from Share capital to Capital redemption reserve within Other reserves. During the year ended 31 December 2023, two share buybacks were executed, totalling £1,250m. Barclays PLC repurchased and cancelled 837m shares. The nominal value of £209m was transferred from Share capital to Capital redemption reserve within Other reserves.

3
Other equity instruments of £12,959m (December 2023: £13,259m) comprise AT1 securities issued by Barclays PLC. There was one issuance in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities for £1,245m (net of £5m issuance costs) and one redemption of £1,509m (net of £6m issuance costs, transferred to retained earnings on redemption) for the period ended 30th June 2024. During the period ended 31 December 2023, there were three issuances in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities, for £3,140m, which includes issuance costs of £10m and two redemptions totalling £3,170m.

4	See Note 14 Other reserves.

Condensed consolidated cash flow statement (unaudited)
	Half year ended 30.06.24	Half year ended 30.06.23
	£m	£m
Profit before tax	4,215	4,562
Adjustment for non-cash items	4,976	10,085
Net decrease in loans and advances at amortised cost	1,839	7,734
Net increase in deposits at amortised cost	18,663	8,919
Net decrease in debt securities in issue	(1,686)	(9,596)
Changes in other operating assets and liabilities	10,103	2,553
Corporate income tax paid	(540)	(346)
Net cash from operating activities	37,570	23,911
Net cash from investing activities	(16,333)	(14,784)
Net cash from financing activities1	166	(191)
Effect of exchange rates on cash and cash equivalents	(1,624)	(6,069)
Net increase in cash and cash equivalents	19,779	2,867
Cash and cash equivalents at beginning of the period	248,007	278,790
Cash and cash equivalents at end of the period	267,786	281,657

1
Issuance and redemption of debt securities included in financing activities relate to instruments that qualify as eligible liabilities and satisfy regulatory requirements for MREL instruments which came into effect during 2019.

Financial Statement Notes

1.
Basis of preparation
These condensed consolidated interim financial statements ("the financial statements") for the six months ended 30 June 2024 have been prepared in accordance with the Disclosure Guidance and Transparency Rules (DTR) of the UK’s FCA, and IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the UK.
The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2023. The annual financial statements for the year ended 31 December 2023 were prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) as issued by the IASB and adopted by the UK.
The accounting policies and methods of computation used in these condensed consolidated interim financial statements are the same as those used in the Barclays PLC Annual Report for the financial year ended 31 December 2023.
1.
Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for a period of at least 12 months from approval of the interim financial statements. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions and includes a review of a working capital report (WCR). The WCR is used by the Directors to assess the future performance of the business and that it has the resources in place that are required to meet its ongoing regulatory requirements. The WCR also includes an assessment of the impact of internally generated stress testing scenarios on the liquidity and capital requirement forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Group could experience.
The WCR indicated that the Group had sufficient capital in place to support its future business requirements and remained above its regulatory minimum requirements in the internal stress scenarios.
2.
Other disclosures
The Credit risk disclosures on pages 27 to 46 form part of these interim financial statements.

2.
Segmental reporting
Analysis of results by business
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Half year ended 30.06.24	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,146	573	362	465	1,334	248	6,128
Non-interest income/(expense)	567	304	270	5,882	344	(218)	7,149
Total income	3,713	877	632	6,347	1,678	30	13,277
Operating costs	(2,048)	(456)	(434)	(3,858)	(796)	(406)	(7,997)
UK regulatory levies1	(54)	(30)	(3)	(33)	—	—	(120)
Litigation and conduct	(6)	—	1	(11)	(4)	(43)	(64)
Total operating expenses	(2,108)	(486)	(436)	(3,902)	(800)	(449)	(8,181)
Other net income2	—	—	—	—	—	16	16
Profit/(loss) before impairment	1,605	391	196	2,445	878	(403)	5,112
Credit impairment (charges)/ releases	(66)	(23)	3	(34)	(719)	(58)	(897)
Profit/(loss) before tax	1,539	368	199	2,411	159	(461)	4,215

As at 30.06.24	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	293.0	64.0	35.8	1,113.8	32.1	37.9	1,576.6
Total liabilities	262.5	86.4	65.2	997.1	21.5	72.1	1,504.8

	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Half year ended 30.06.23	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,278	609	367	714	1,256	99	6,323
Non-interest income	644	326	191	5,598	337	103	7,199
Total income	3,922	935	558	6,312	1,593	202	13,522
Operating costs	(2,182)	(423)	(326)	(3,845)	(828)	(425)	(8,030)
UK regulatory levies1	—	—	—	—	—	—	—
Litigation and conduct	3	—	—	1	(4)	(33)	(32)
Total operating expenses	(2,179)	(423)	(326)	(3,844)	(832)	(458)	(8,062)
Other net income/(expenses)2	—	2	—	(1)	—	(3)	(2)
Profit/(loss) before impairment	1,743	514	232	2,467	761	(259)	5,458
Credit impairment (charges)/releases	(208)	60	(10)	(102)	(585)	(51)	(896)
Profit/(loss) before tax	1,535	574	222	2,365	176	(310)	4,562

As at 31.12.23	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	293.1	61.5	32.0	1,019.1	33.6	38.2	1,477.5
Total liabilities	264.2	85.9	60.9	904.5	21.1	69.0	1,405.6
Prior period segmental comparators shown in this document were re-presented in the 2023 Results Resegmentation Document, which may be accessed via the Barclays website at: home.barclays/investor-relations

1	Comprises the impact of the BoE levy scheme and the UK bank levy.
2
Other net income/(expenses) represents the share of post-tax results of associates and joint ventures, profit (or loss) on disposal of subsidiaries, associates and joint ventures and gains on acquisitions.

Split of income by geographic region1
	Half year ended 30.06.24	Half year ended 30.06.23
	£m	£m
United Kingdom	6,829	7,312
Europe	1,180	1,265
Americas	4,574	4,187
Africa and Middle East	39	42
Asia	655	716
Total	13,277	13,522

1	The geographical analysis is based on the location of the office where the transactions are recorded.

3.
Net fee and commission income
Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from Contracts with Customers:
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US consumer Bank	Head Office	Barclays Group
Half year ended 30.06.24	£m	£m	£m	£m	£m	£m	£m
Fee type
Transactional	551	232	16	171	1,320	171	2,461
Advisory	—	—	156	325	—	—	481
Brokerage and execution	107	—	62	776	—	—	945
Underwriting and syndication	17	46	—	1,391	—	—	1,454
Other	13	—	—	—	—	6	19
Total revenue from contracts with customers	688	278	234	2,663	1,320	177	5,360
Other non-contract fee income	—	11	—	58	—	—	69
Fee and commission income	688	289	234	2,721	1,320	177	5,429
Fee and commission expense	(177)	(43)	(19)	(516)	(893)	(43)	(1,691)
Net fee and commission income	511	246	215	2,205	427	134	3,738

	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US consumer Bank	Head Office	Barclays Group
Half year ended 30.06.23	£m	£m	£m	£m	£m	£m	£m
Fee type
Transactional	560	212	13	160	1,290	152	2,387
Advisory	57	—	94	363	—	—	514
Brokerage and execution	122	—	44	998	—	—	1,164
Underwriting and syndication	—	39	—	997	—	—	1,036
Other	27	1	1	11	5	37	82
Total revenue from contracts with customers	766	252	152	2,529	1,295	189	5,183
Other non-contract fee income	—	15	3	56	—	—	74
Fee and commission income	766	267	155	2,585	1,295	189	5,257
Fee and commission expense	(188)	(47)	(14)	(740)	(870)	(39)	(1,898)
Net fee and commission income	578	220	141	1,845	425	150	3,359
Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees. These include interchange and merchant fee income generated from credit and bank card usage.
Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings.
Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions and facilitating foreign exchange transactions for spot/forward contracts.
Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. These include commitment fees to provide loan financing.

4.
Staff costs
	Half year ended 30.06.24	Half year ended 30.06.23
Compensation costs	£m	£m
Upfront bonus charge	675	665
Deferred bonus charge	269	263
Other incentives	35	42
Performance costs	979	970
Salaries	2,491	2,540
Social security costs	395	399
Post-retirement benefits	296	268
Other compensation costs	282	281
Total compensation costs	4,443	4,458

Other resourcing costs
Outsourcing	299	340
Redundancy and restructuring	138	63
Temporary staff costs	31	53
Other	53	71
Total other resourcing costs	521	527

Total staff costs	4,964	4,985

Barclays Group compensation costs as a % of total income	33.5%	33.0%

5.
Infrastructure, administration and general expenses
	Half year ended 30.06.24	Half year ended 30.06.23
Infrastructure costs	£m	£m
Property and equipment	857	857
Depreciation and amortisation	843	902
Impairment of property, equipment and intangible assets	4	18
Total infrastructure costs	1,704	1,777

Administration and general expenses
Consultancy, legal and professional fees	388	336
Marketing and advertising	308	288
Other administration and general expenses	633	644
Total administration and general expenses	1,329	1,268

Total infrastructure, administration and general expenses	3,033	3,045

6.
Earnings per share
	Half year ended 30.06.24	Half year ended 30.06.23
	£m	£m
Profit attributable to ordinary equity holders of the parent	2,787	3,111

	m	m
Basic weighted average number of shares in issue	14,972	15,645
Number of potential ordinary shares	445	470
Diluted weighted average number of shares	15,417	16,115

	p	p
Basic earnings per ordinary share	18.6	19.9
Diluted earnings per ordinary share	18.1	19.3

7.
Dividends on ordinary shares
	Half year ended 30.06.24		Half year ended 30.06.23
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Full year dividend paid during period	5.30	796	5.00	793
It is Barclays' policy to declare and pay dividends on a semi-annual basis. The 2023 full year dividend of 5.3p per ordinary share was paid on 3 April 2024 to the shareholders on the Share Register on 1 March 2024. A half year dividend for 2024 of 2.9p (H123: 2.7p) per ordinary share will be paid on 20 September 2024.
For qualifying American Depositary Receipt (ADR) holders, the half year dividend of 2.9p per ordinary share becomes 11.6p per American Depositary Share (ADS) (representing four shares). The depositary bank will post the half year dividend on 20 September 2024 to ADR holders on the record at close of business on 16 August 2024.
The Directors have confirmed their intention to initiate a share buyback of up to £750m after the balance sheet date. The share buyback is expected to commence in the third quarter of 2024. The financial statements for the six months ended 30 June 2024 do not reflect the impact of the proposed share buyback, which will be accounted for as and when shares are repurchased by the Company.

8.
Derivative financial instruments
	Contract notional amount	Fair value
		Assets	Liabilities
As at 30.06.24	£m	£m	£m
Foreign exchange derivatives	7,727,915	78,912	(72,582)
Interest rate derivatives	73,107,979	102,047	(89,954)
Credit derivatives	1,533,970	6,449	(7,169)
Equity and stock index and commodity derivatives	3,091,961	63,339	(71,790)
Derivative assets/(liabilities) held for trading	85,461,825	250,747	(241,495)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	145,884	2,738	(75)
Derivatives designated as fair value hedges	156,031	122	(549)
Derivatives designated as hedges of net investments	4,152	7	(17)
Derivative assets/(liabilities) designated in hedge accounting relationships	306,067	2,867	(641)

Total recognised derivative assets/(liabilities)	85,767,892	253,614	(242,136)

As at 31.12.23
Foreign exchange derivatives	6,740,828	87,518	(83,225)
Interest rate derivatives	54,134,591	109,431	(97,427)
Credit derivatives	1,448,350	7,662	(8,630)
Equity and stock index and commodity derivatives	2,669,722	50,032	(60,176)
Derivative assets/(liabilities) held for trading	64,993,491	254,643	(249,458)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	157,817	1,904	(8)
Derivatives designated as fair value hedges	138,015	178	(533)
Derivatives designated as hedges of net investments	3,744	111	(45)
Derivative assets/(liabilities) designated in hedge accounting relationships	299,576	2,193	(586)

Total recognised derivative assets/(liabilities)	65,293,067	256,836	(250,044)
The IFRS netting posted against derivative assets was £51bn including £9bn of cash collateral netted (December 2023: £56bn including £8bn cash collateral netted) and £51bn for liabilities including £10bn of cash collateral netted (December 2023: £54bn including £9bn of cash collateral netted). Derivative asset exposures would be £227bn (December 2023: £230bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral of £32bn (December 2023: £31bn). Similarly, derivative liabilities would be £218bn (December 2023: £223bn) lower reflecting counterparty netting and cash collateral placed of £23bn (December 2023: £24bn). In addition, non-cash collateral of £11bn (December 2023: £10bn) was held in respect of derivative assets £4bn (December 2023: £4bn) was placed in respect of derivative liabilities. Collateral amounts are limited to net on balance sheet exposure so as to not include over-collateralisation.

9.
Fair value of financial instruments
This section should be read in conjunction with Note 17, Fair value of financial instruments of the Barclays PLC Annual Report 2023 which provides more detail about accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted or the valuation methodologies used.
Valuation
The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by valuation technique (fair value hierarchy) and balance sheet classification:
	Valuation technique using
	Quoted market prices	Observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
As at 30.06.24	£m	£m	£m	£m
Trading portfolio assets	98,992	89,588	8,726	197,306
Financial assets at fair value through the income statement	7,502	198,187	9,517	215,206
Derivative financial instruments	86	250,695	2,833	253,614
Financial assets at fair value through other comprehensive income	32,151	48,142	2,454	82,747
Investment property	—	—	1	1
Total assets	138,731	586,612	23,531	748,874

Trading portfolio liabilities	(33,309)	(25,621)	(385)	(59,315)
Financial liabilities designated at fair value	(182)	(318,283)	(2,492)	(320,957)
Derivative financial instruments	(66)	(237,735)	(4,335)	(242,136)
Total liabilities	(33,557)	(581,639)	(7,212)	(622,408)

As at 31.12.23
Trading portfolio assets	94,658	73,438	6,509	174,605
Financial assets at fair value through the income statement	5,831	192,571	8,249	206,651
Derivative financial instruments	107	253,189	3,540	256,836
Financial assets at fair value through other comprehensive income	30,247	40,511	1,078	71,836
Investment property	—	—	2	2
Total assets	130,843	559,709	19,378	709,930

Trading portfolio liabilities	(29,274)	(29,027)	(368)	(58,669)
Financial liabilities designated at fair value	(117)	(296,200)	(1,222)	(297,539)
Derivative financial instruments	(81)	(245,310)	(4,653)	(250,044)
Total liabilities	(29,472)	(570,537)	(6,243)	(606,252)

The following table shows the Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:
	As at 30.06.24		As at 31.12.23
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m
Interest rate derivatives	1,623	(1,538)	2,211	(1,701)
Foreign exchange derivatives	175	(118)	111	(91)
Credit derivatives	216	(798)	241	(820)
Equity derivatives	819	(1,881)	977	(2,041)
Issued debt	—	(1,539)	—	(637)
Corporate debt	2,261	(353)	1,867	(352)
Reverse repurchase and repurchase agreements	620	(934)	209	(517)
Loans	12,932	—	10,614	—
Asset backed securities	2,145	(2)	603	—
Private equity investments	1,128	(18)	1,375	(10)
Other1	1,612	(31)	1,170	(74)
Total	23,531	(7,212)	19,378	(6,243)

1	Other includes funds and fund-linked products, Government and Government sponsored debt, equity cash products and investment property.

Assets and liabilities reclassified between Level 1 and Level 2
During the six-month period ended 30 June 2024, there were no material transfers between Level 1 and Level 2 (year ended 31 December 2023: no material transfers between Level 1 and Level 2).

Level 3 movement analysis
The following table summarises the movements in the balances of Level 3 assets and liabilities during the period. The table shows gains and losses and includes amounts for all financial assets and liabilities that are held at fair value transferred to and from Level 3 during the period. Transfers have been reflected as if they had taken place at the beginning of the period.
Asset and liability movements between Level 2 and Level 3 are primarily due to i) an increase or decrease in observable market activity related to an input or ii) a change in the significance of the unobservable input, with assets and liabilities classified as Level 3 if an unobservable input is deemed significant.

Level 3 movement analysis
						Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers
	As at 01.01.24	Purchases	Sales	Issues	Settle-ments	Trading income	Other income		In	Out	As at 30.06.24
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	681	831	(225)	—	(49)	(56)	—	—	144	(21)	1,305
Loans	4,469	1,478	(247)	—	(661)	42	—	—	139	(10)	5,210
Asset backed securities	318	39	(196)	—	—	23	—	—	611	(65)	730
Other	1,041	765	(339)	—	(4)	(16)	—	—	152	(118)	1,481
Trading portfolio assets	6,509	3,113	(1,007)	—	(714)	(7)	—	—	1,046	(214)	8,726

Corporate debt	888	—	(2)	—	—	13	7	—	—	—	906
Loans	5,612	1,760	(999)	—	(344)	(36)	18	—	139	(70)	6,080
Private equity investments	1,371	112	(482)	—	(17)	3	140	—	—	(3)	1,124
Reverse repurchase and repurchase agreements	209	297	—	—	—	—	—	—	141	(27)	620
Asset backed securities	85	590	(1)	—	(12)	1	—	—	9	(14)	658
Other	84	45	—	—	(7)	—	9	—	2	(4)	129
Financial assets at fair value through the income statement	8,249	2,804	(1,484)	—	(380)	(19)	174	—	291	(118)	9,517

Corporate debt	298	—	—	—	—	—	—	—	—	(248)	50
Loans	533	1,097	—	—	—	1	11	—	—	—	1,642
Private equity investments	4	—	—	—	—	—	—	—	—	—	4
Asset backed securities	200	757	—	—	—	—	—	—	—	(200)	757
Other	43	—	(42)	—	—	—	—	—	—	—	1
Assets at fair value through other comprehensive income	1,078	1,854	(42)	—	—	1	11	—	—	(448)	2,454

Investment property	2	—	(1)	—	—	—	—	—	—	—	1

Trading portfolio liabilities	(368)	(24)	17	—	—	18	—	—	(34)	6	(385)

Financial liabilities designated at fair value	(1,222)	(6)	28	(627)	16	(27)	(21)	—	(881)	248	(2,492)

Interest rate derivatives	510	10	—	—	(135)	(158)	—	—	31	(173)	85
Foreign exchange derivatives	20	(1)	(1)	—	19	6	—	—	21	(7)	57
Credit derivatives	(579)	5	33	—	—	(22)	—	—	(22)	3	(582)
Equity derivatives	(1,064)	(196)	—	(19)	(53)	(7)	—	—	(9)	286	(1,062)
Net derivative financial instruments1	(1,113)	(182)	32	(19)	(169)	(181)	—	—	21	109	(1,502)

Total	13,135	7,559	(2,457)	(646)	(1,247)	(215)	164	—	443	(417)	16,319

1	Derivative financial instruments are presented on a net basis. On a gross basis, derivative financial assets were £2,833m and derivative financial liabilities were £(4,335)m.

Level 3 movement analysis
	As at 01.01.23	Purchases	Sales	Issues	Settle- ments	Total gains and (losses) in the period recognised in the income statement		Total gains or (losses) recognised in OCI	Transfers		As at 30.06.23
						Trading income	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Corporate debt	597	336	(118)	—	(53)	5	—	—	36	(29)	774
Loans	4,837	919	(1,152)	—	(311)	4	—	—	556	(334)	4,519
Asset backed securities	175	324	(278)			(11)			288	(60)	438
Other	871	706	(328)	—	(38)	(32)	—	—	142	(253)	1,068
Trading portfolio assets	6,480	2,285	(1,876)	—	(402)	(34)	—	—	1,022	(676)	6,799

Corporate debt	1,079	—	(120)	—	—	(20)	(3)	—	—	—	936
Loans	6,396	1,837	(823)	—	(771)	(57)	(42)	—	50	(114)	6,476
Private equity investments	1,284	50	(22)	—	(3)	(50)	14	—	2	—	1,275
Reverse repurchase and repurchase agreements	38	—	—	—	—	(11)	—	—	46	(29)	44
Asset backed securities	192	10	(4)	—	—	(13)	—	—	21	(16)	190
Other	136	—	(8)	—	(21)	(2)	(9)	—	1	—	97
Financial assets at fair value through the income statement	9,125	1,897	(977)	—	(795)	(153)	(40)	—	120	(159)	9,018

Corporate debt	—	13	—	—	—	—	—	—	46	—	59
Loans	—	47	—	—	—	—	—	—	—	—	47
Private equity investments	7	—	—	—	—	—	—	(2)	—	—	5
Asset backed securities	3	—	—	—	(1)	—	—	—	—	—	2
Other	1	—	—	—	—	—	—	—	—	—	1
Assets at fair value through other comprehensive income	11	60	—	—	(1)	—	—	(2)	46	—	114

Investment property	5	—	—	—	—	—	(3)	—	—	—	2

Trading portfolio liabilities	(56)	(16)	4	—	—	15	—	—	(8)	9	(52)

Financial liabilities designated at fair value	(1,050)	—	—	(226)	—	4	(1)	—	(290)	463	(1,100)

Interest rate derivatives	(496)	2	—	—	19	(35)	—	—	544	446	480
Foreign exchange derivatives	39	—	—	—	—	(31)	—	—	12	(15)	5
Credit derivatives	(313)	(191)	5	—	66	13	—	—	52	16	(352)
Equity derivatives	(419)	(90)	—	—	(132)	(135)	—	—	(104)	12	(868)
Net derivative financial instruments1	(1,189)	(279)	5	—	(47)	(188)	—	—	504	459	(735)

Total	13,326	3,947	(2,844)	(226)	(1,245)	(356)	(44)	(2)	1,394	96	14,046

1	Derivative financial instruments are presented on a net basis. On a gross basis, derivative financial assets were £4,532m and derivative financial liabilities were £(5,269)m.

Unrealised gains and losses on Level 3 financial assets and liabilities
The following table discloses the unrealised gains and losses recognised in the period arising on Level 3 financial assets and liabilities held at the period end.
	Half year ended 30.06.24				Half year ended 30.06.23
	Income statement		Other compre hensive income	Total	Income statement		Other compre hensive income	Total
	Trading income	Other income			Trading income	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	(2)	—	—	(2)	(35)	—	—	(35)
Financial assets at fair value through the income statement	1	47	—	48	(144)	(40)	—	(184)
Financial assets at fair value through other comprehensive income	1	11	—	12	—	—	(2)	(2)
Investment properties	—	—	—	—	—	(3)	—	(3)
Trading portfolio liabilities	17	—	—	17	15	—	—	15
Financial liabilities designated at fair value	(29)	(10)	—	(39)	2	(1)	—	1
Net derivative financial instruments	(180)	—	—	(180)	(186)	—	—	(186)
Total	(192)	48	—	(144)	(348)	(44)	(2)	(394)
Valuation techniques and sensitivity analysis
Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models.
Sensitivities are dynamically calculated on a monthly basis. The calculation is based on range or spread data of a reliable reference source or a scenario based on relevant market analysis alongside the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.
Current period valuation and sensitivity methodologies are consistent with those described within Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2023.

Sensitivity analysis of valuations using unobservable inputs (Relates to Level 3 Portfolios)

	As at 30.06.24				As at 31.12.23
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate derivatives	99	—	(170)	—	78	—	(158)	—
Foreign exchange derivatives	6	—	(10)	—	4	—	(9)	—
Credit derivatives	11	—	(15)	—	27	—	(32)	—
Equity derivatives	202	—	(289)	—	142	—	(226)	—
Corporate debt	55	—	(31)	—	34	—	(22)	—
Loans	687	32	(851)	(32)	612	2	(801)	(2)
Private equity investments	215	—	(215)	—	263	1	(263)	(1)
Asset Backed Securities	39	4	(29)	(4)	36	1	(27)	(1)
Other1	95	—	(108)	—	90	—	(91)	—
Total	1,409	36	(1,718)	(36)	1,286	4	(1,629)	(4)

1	Other includes, Equity Cash Products, Fund and Fund Linked, Government and Government Sponsored Debt, Issued debt.

The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £1,445m (December 2023: £1,290m) or to decrease fair values by up to £1,754m (December 2023: £1,633m) with substantially all the potential effect impacting profit and loss rather than reserves.

Significant unobservable inputs
The valuation techniques and significant unobservable inputs for assets and liabilities recognised at fair value and classified as Level 3 are consistent with Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2023.

Fair value adjustments
Key balance sheet valuation adjustments are quantified below:
	As at 30.06.24	As at 31.12.23
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(510)	(569)
Uncollateralised derivative funding	5	(4)
Derivative credit valuation adjustments	(190)	(209)
Derivative debit valuation adjustments	111	144
●
Exit price adjustments derived from market bid-offer spreads decreased by £59m to £(510)m.
●
Uncollateralised derivative funding moved marginally from £(4)m to £5m.
●
Derivative credit valuation adjustments decreased by £19m to £(190)m as a result of reduced uncollateralised asset exposure profile.
●
Derivative debit valuation adjustments decreased by £33m to £111m as a result of the tightening of input credit spreads.

Portfolio exemption
The Group uses the portfolio exemption in IFRS 13, Fair Value Measurement to measure the fair value of groups of financial assets and liabilities. Financial instruments are measured using the price that would be received to sell a net long position (i.e., an asset) for a particular risk exposure or to transfer a net short position (i.e., a liability) for a particular risk exposure in an orderly transaction between market participants at the balance sheet date under current market conditions. Accordingly, the Group measures the fair value of the group of financial assets and liabilities consistently with how market participants would price the net risk exposure at the measurement date.

Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that has yet to be recognised in income that relates to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, less amounts subsequently recognised, is £218m (December 2023: £205m) for financial instruments measured at fair value and £187m (December 2023: £192m) for financial instruments carried at amortised cost. There are additions and FX gains of £85m (December 2023: £136m FX loss) and amortisation and releases of £72m (December 2023: £57m) in amounts attributable to financial instruments measured at fair value and additions of £nil (December 2023: £nil) and amortisation and releases of £5m (December 2023: £24m) in amounts attributable to financial instruments measured at amortised cost.

Third party credit enhancements
Structured and brokered certificates of deposit issued by the Group are insured up to $250,000 per depositor by the Federal Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by premiums that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third-party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £3,829m (December 2023: £5,162m).

Comparison of carrying amounts and fair values for assets and liabilities not held at fair value
Valuation methodologies employed in calculating the fair value of financial assets and liabilities measured at amortised cost are consistent with those described within Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2023.
The following table summarises the fair value of financial assets and liabilities measured at amortised cost on the Group’s balance sheet.
	As at 30.06.24		As at 31.12.23
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Debt securities at amortised cost	61,700	60,738	56,749	55,437
Loans and advances at amortised cost	337,809	333,405	342,747	334,706
Reverse repurchase agreements and other similar secured lending	4,724	4,724	2,594	2,594

Financial liabilities
Deposits at amortised cost	(557,452)	(557,528)	(538,789)	(538,502)
Repurchase agreements and other similar secured borrowing	(52,352)	(52,352)	(41,601)	(41,601)
Debt securities in issue	(96,772)	(98,656)	(96,825)	(98,123)
Subordinated liabilities	(11,795)	(12,242)	(10,494)	(10,803)

10.
Goodwill and intangible assets
The Group performed an impairment review to assess the recoverability of its goodwill and intangible asset balances as at 31 December 2023. The outcome of this review is disclosed on pages 464-467 of the Barclays PLC Annual Report 2023. No impairment was recognised as a result of the review as value in use exceeded carrying amount. A review of the Group's goodwill and intangible assets as at 30 June 2024 did not identify any factors indicating impairment.

11.
Subordinated liabilities
	Half year ended 30.06.24	Year ended 31.12.23
	£m	£m
Opening balance as at 1 January	10,494	11,423
Issuances	1,355	1,523
Redemptions	—	(2,239)
Other	(54)	(213)
Closing balance	11,795	10,494
Issuances of £1,355m comprise £1,276m EUR 4.973% Fixed Rate Resetting Tier 2 Subordinated Callable Notes issued externally by Barclays PLC and £79m USD Floating Rate Notes issued externally by a Barclays subsidiary.

Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.

12.
Provisions
	As at 30.06.24	As at 31.12.23
	£m	£m
Customer redress	204	295
Legal, competition and regulatory matters	95	99
Redundancy and restructuring	241	397
Undrawn contractually committed facilities and guarantees	474	504
Sundry provisions	278	289
Total	1,292	1,584

13.
Retirement benefits
As at 30 June 2024, the Group’s IAS 19 net retirement benefit assets were £3.3bn (December 2023: £3.4bn). The UK Retirement Fund (UKRF), which is the Group’s main scheme, had an IAS 19 net surplus of £3.5bn (December 2023: £3.6bn).

The UKRF annual funding update as at 30 September 2023 showed a surplus of £2.02bn compared to £1.97bn at the 30 September 2022 triennial actuarial valuation.

14.
Other reserves
	As at 30.06.24	As at 31.12.23
	£m	£m
Currency translation reserve	3,587	3,671
Fair value through other comprehensive income reserve	(1,635)	(1,366)
Cash flow hedging reserve	(3,797)	(3,707)
Own credit reserve	(702)	(240)
Other reserves and treasury shares	1,665	1,565
Total	(882)	(77)
Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.
As at 30 June 2024, there was a cumulative gain of £3,587m (December 2023: £3,671m gain) in the currency translation reserve, a loss during the period of £84m (2023: loss of £1,101m) inclusive of tax credit of £4m (2023: £9m). This principally reflects the appreciation of GBP against EUR and JPY offset by GBP depreciating against USD during H1 2024, in contrast to the strengthening of GBP against USD and EUR during 2023.
Fair value through other comprehensive income reserve
The fair value through other comprehensive income reserve represents the total of unrealised gains and losses on fair value through other comprehensive income investments since initial recognition.
As at 30 June 2024 there was a cumulative loss of £1,635m (December 2023: £1,366m loss) in the reserve. The loss during the period of £269m (2023: £194m gain) was principally driven by a £185m loss (2023: £299m gain) from the movement in fair value of bonds due to change in bond yields and a net gain of £186m transferred to the income statement (2023: £26m gain) and tax credit of £101m (2023: tax charge of £78m).
Cash flow hedging reserve
The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.
As at 30 June 2024, there was a cumulative loss of £3,797m (December 2023: £3,707m loss) in the cash flow hedging reserve. The £90m loss in the period (2023: £3,528m gain) is driven by a £1,057m loss (2023: £3,120m gain) from fair value movements on interest rate swaps as major interest rate forward curves increased (2023: decreased), this was offset by £939m of accumulated losses transferred to the income statement (2023: £1,750m losses) and a tax benefit of £28m (2023: tax charge of £1,342m).
Own credit reserve
The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.
As at 30 June 2024 there was a cumulative loss of £702m (December 2023: £240m loss) in the own credit reserve, the loss of £462m during the period (2023: loss of £707m) principally reflects a £635m loss (2023: loss of £983m) from the tightening of credit spreads partially offset by tax credit of £173m (2023: tax credit of £273m).
Other reserves and treasury shares
Other reserves relate to redeemed ordinary and preference shares issued by the Group. Treasury shares relate to Barclays PLC shares held principally in relation to the Group’s various share schemes.
As at 30 June 2024, there was a cumulative gain of £1,665m (December 2023: £1,565m gain). This principally reflects an increase of £97m (December 2023: increase of £209m) due to the repurchase of 389m shares (December 2023: 837m) as part of the share buybacks conducted in 2024 followed by £3m gain (December 2023: £8m loss) on account of decrease in treasury shares balance held in relation to employee share schemes.

15.
Contingent liabilities and commitments
	As at 30.06.24	As at 31.12.23
Contingent liabilities and financial guarantees	£m	£m
Guarantees and letters of credit pledged as collateral security	17,052	17,353
Performance guarantees, acceptances and endorsements	8,434	7,987
Total	25,486	25,340

Commitments
Documentary credits and other short-term trade related transactions	2,489	2,352
Standby facilities, credit lines and other commitments	402,361	388,085
Total	404,850	390,437
Further details on contingent liabilities, where it is not practicable to disclose an estimate of the potential financial effect on Barclays relating to legal and competition and regulatory matters can be found in Note 16.

16.
Legal, competition and regulatory matters
The Group faces legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.
The recognition of provisions in relation to such matters involves critical accounting estimates and judgments in accordance with the relevant accounting policies applicable to Note 12, Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Group’s potential financial exposure in respect of those matters.
Matters are ordered under headings corresponding to the financial statements in which they are disclosed.

1.
Barclays PLC and Barclays Bank PLC

Investigations into certain advisory services agreements and other proceedings
FCA proceedings
In 2008, Barclays Bank PLC and Qatar Holdings LLC entered into two advisory service agreements (the Agreements). The FCA conducted an investigation into whether the Agreements may have related to Barclays PLC’s capital raisings in June and November 2008 (the Capital Raisings) and therefore should have been disclosed in the announcements or public documents relating to the Capital Raisings. In 2013, the FCA issued warning notices (the Warning Notices) finding that Barclays PLC and Barclays Bank PLC acted recklessly and in breach of certain disclosure-related listing rules, and that Barclays PLC was also in breach of Listing Principle 3. The financial penalty provided in the Warning Notices was £50m. Barclays PLC and Barclays Bank PLC contested the findings. In 2022, the FCA’s Regulatory Decisions Committee (RDC) issued Decision Notices finding that Barclays PLC and Barclays Bank PLC breached certain disclosure-related listing rules. The RDC also found that in relation to the disclosures made in the Capital Raising of November 2008, Barclays PLC and Barclays Bank PLC acted recklessly, and that Barclays PLC breached Listing Principle 3. The RDC upheld the combined penalty of £50m on Barclays PLC and Barclays Bank PLC, the same penalty as in the Warning Notices. Barclays PLC and Barclays Bank PLC have referred the RDC’s findings to the Upper Tribunal for reconsideration.
Other proceedings
In 2023, Barclays received requests for arbitration from two Jersey special purpose vehicles connected to PCP International Finance Limited asserting claims in relation to the October 2008 capital raising. Barclays is defending these claims.

Civil actions related to LIBOR and other benchmarks
Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.
USD LIBOR civil actions
The majority of the USD LIBOR cases, which have been filed in various US jurisdictions, have been consolidated for pre-trial purposes in the US District Court in the Southern District of New York (SDNY). The complaints are substantially similar and allege, among other things, that Barclays PLC, Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Antitrust Act), the US Commodity Exchange Act (CEA), the US Racketeer Influenced and Corrupt Organizations Act (RICO), the US Securities Exchange Act of 1934 and various state laws by manipulating USD LIBOR rates.
The remaining claims are individual actions seeking unspecified damages with the exception of one lawsuit, in which the plaintiffs sought no less than $100m in actual damages and additional punitive damages against all defendants, including Barclays Bank PLC. The parties have reached a settlement in principle in respect of such lawsuit. The financial impact of this settlement is not expected to be material to the Group’s operating results, cash flows or financial position. Some of the other lawsuits also seek trebling of damages under the Antitrust Act and RICO.
Sterling LIBOR civil actions
In 2016, two putative class actions filed in the SDNY against Barclays Bank PLC, BCI and other Sterling LIBOR panel banks alleging, among other things, that the defendants manipulated the Sterling LIBOR rate in violation of the Antitrust Act, CEA and RICO, were consolidated. The defendants’ motion to dismiss the claims was granted in 2018. The plaintiffs have appealed the dismissal.
ICE LIBOR civil action
In 2020, an action related to the LIBOR benchmark administered by the Intercontinental Exchange Inc. and certain of its affiliates (ICE) was filed by a group of individual plaintiffs in the US District Court for the Northern District of California on behalf of individual borrowers and consumers of loans and credit cards with variable interest rates linked to USD ICE LIBOR. The defendants’ motion to dismiss the case was granted in 2022. The plaintiffs filed an amended complaint, which was dismissed in 2023. The plaintiffs are appealing the dismissal.
Non-US benchmarks civil actions
There remains one claim, issued in 2017, against Barclays Bank PLC and other banks in the UK in connection with alleged manipulation of LIBOR. Proceedings have also been brought in a number of other jurisdictions in Europe, Argentina and Israel relating to alleged manipulation of LIBOR and EURIBOR. Additional proceedings in other jurisdictions may be brought in the future.

Foreign Exchange civil actions
Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to alleged manipulation of Foreign Exchange markets.
US retail basis civil action
In 2015, a putative class action was filed against several international banks, including Barclays PLC and BCI, on behalf of a proposed class of individuals who exchanged currencies on a retail basis at bank branches (Retail Basis Claims). The SDNY has ruled that the Retail Basis Claims are not covered by the settlement agreement in the Consolidated FX Action. The Court subsequently dismissed all Retail Basis Claims against the Group and all other defendants. The plaintiffs filed an amended complaint. The defendants’ motion for summary judgment was granted in 2023, dismissing the plaintiffs’ remaining claims. The plaintiffs appealed the decision and the dismissal was upheld by the appellate court in May 2024. The plaintiffs' motion for reconsideration was denied.
Non-US FX civil actions
Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution Services Limited (BX) in connection with alleged manipulation of Foreign Exchange in the UK, a number of other jurisdictions in Europe, Israel, Brazil and Australia. Additional proceedings may be brought in the future.
The above-mentioned proceedings include two purported class actions filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal (CAT) in 2019. The CAT refused to certify these claims in 2022 and in 2023, the Court of Appeal overturned the CAT’s decision and found that the claims should be certified on an opt out basis. The Court of Appeal upheld the CAT’s determination as to which of the two purported class representatives should be chosen to bring the claim. Barclays and the other financial institutions involved have obtained permission to appeal this decision to the UK Supreme Court.

Metals-related civil actions
A US civil complaint alleging manipulation of the price of silver in violation of the CEA, the Antitrust Act and state antitrust and consumer protection laws was brought by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX, and transferred to the SDNY. The complaint was dismissed against these Barclays entities and certain other defendants in 2018, and against the remaining defendants in 2023. The plaintiffs have appealed the dismissal of the complaint against all defendants.
Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc. and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices.

US residential mortgage related civil action
There remains one US Residential Mortgage-Backed Securities (RMBS) related civil action arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties (R&Ws) made by Barclays Bank PLC and/or a subsidiary acquired in 2007. Barclays’ motion to dismiss the action was denied in 2023. The parties are appealing the decision.

Government and agency securities civil actions
Treasury auction securities civil actions
Consolidated putative class action complaints filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Antitrust Act and state common law allege that the defendants (i) conspired to manipulate the US Treasury securities market and/or (ii) conspired to prevent the creation of certain platforms by boycotting or threatening to boycott such trading platforms. The court dismissed the consolidated action in 2021. The plaintiffs filed an amended complaint. The defendants’ motion to dismiss the amended complaint was granted in 2022. The plaintiffs appealed this decision, and in February 2024 the appellate court affirmed the dismissal. The plaintiffs did not seek US Supreme Court review, thereby concluding the matter.
In addition, certain plaintiffs have filed a related, direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Antitrust Act, the CEA and state common law. This action remains stayed.
Supranational, Sovereign and Agency bonds civil actions
Civil antitrust actions have been filed in the Federal Court of Canada in Toronto against Barclays Bank PLC, BCI, BX, Barclays Capital Securities Limited and Barclays Capital Canada, Inc. and other financial institutions alleging that the defendants conspired to fix prices and restrain competition in the market for US dollar-denominated Supranational, Sovereign and Agency bonds.
The parties have reached a settlement, which has received preliminary court approval and has been paid. The financial impact of the settlement is not material to the Group’s operating results, cash flows or financial position.
Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. An action in state court has been filed by private plaintiffs on behalf of the state of California. Three putative class action complaints have been consolidated in the SDNY. In the consolidated SDNY class action, certain of the plaintiffs’ claims were dismissed in 2020 and 2022 and the plaintiffs’ motion for class certification was granted in 2023, which means the case may proceed as a class action. The defendants are appealing this decision. In the California action, the California appeals court reversed the dismissal of the plaintiffs’ claims in 2023.

Odd-lot corporate bonds antitrust class action
In 2020, BCI, together with other financial institutions, were named as defendants in a putative class action in the US. The complaint alleges a conspiracy to boycott developing electronic trading platforms for odd-lots and price fixing. The plaintiffs demand unspecified money damages. The defendants’ motion to dismiss was granted in 2021, which the plaintiffs appealed. In July 2024, the Second Circuit vacated the judgment and remanded the case to the SDNY for further proceedings.

Credit Default Swap civil action
A putative antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, BCI and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e., the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the CEA, and unjust enrichment under state law. The defendants’ motion to dismiss was denied in 2023.

Interest rate swap and credit default swap US civil actions
Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), are named as defendants in several antitrust actions, including one putative class action and individual actions brought by certain swap execution facilities, which are consolidated in the SDNY. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages. The parties have reached a settlement of the matter, which remains subject to final court approval. The financial impact of the settlement is not expected to be material to the Group’s operating results, cash flows or financial position.
In 2017, Tera Group Inc. (Tera) filed a separate civil antitrust action in the SDNY claiming that certain conduct alleged in the IRS cases also caused Tera to suffer harm with respect to the Credit Default Swaps market. In 2019, the court dismissed Tera’s claims for unjust enrichment and tortious interference but denied motions to dismiss the antitrust claims. Tera filed an amended complaint in 2020. Barclays’ motion to dismiss all claims was granted in 2023. Tera is appealing the decision.

BDC Finance L.L.C.
In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York (NY Supreme Court), demanding damages of $298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement (the Master Agreement). Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. In 2021, the trial court entered judgment in favour of Barclays Bank PLC for $3.3m and as yet to be determined legal fees and costs. BDC appealed. In 2022, the appellate court reversed the trial court’s summary judgment decision in favour of Barclays Bank PLC and remanded the case to the lower court for further proceedings. The parties filed cross-motions on the scope of trial. In January 2024, the court ruled in Barclays’ favour. BDC is appealing, and the trial is adjourned until the appeal is decided.

Civil actions in respect of the US Anti-Terrorism Act
Eight civil actions, on behalf of more than 4,000 plaintiffs, were filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-denominated transactions for the Iranian Government and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs or the plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the provisions of the US Anti-Terrorism Act, which allow for the trebling of any proven damages.
The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. The plaintiffs appealed in one action and the dismissal was affirmed, and judgment was entered, in 2023. The plaintiffs’ motion to vacate the judgment is fully briefed. The other two dismissed actions in the EDNY were consolidated into one action. The plaintiffs in that action, and in one other action in the EDNY, filed amended complaints in 2023. The two other actions in the EDNY are currently stayed. Out of the two actions in the SDNY, the court granted the defendants’ motion to dismiss the first action. That action is stayed, and the second SDNY action is stayed pending any appeal on the dismissal of the first.

Shareholder derivative action
In 2020, a purported Barclays shareholder filed a putative derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the Group. The shareholder filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff seeks damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in 2021, which BCI and certain other defendants moved to dismiss. The motion to dismiss was granted in 2022. The plaintiff appealed the decision, and the dismissal was unanimously affirmed in 2023 by the First Judicial Department in New York. The plaintiff is appealing the First Judicial Department’s decision to the New York Court of Appeals.

Derivative transactions civil action
In 2021, Vestia, a Dutch housing association, brought a claim against Barclays Bank PLC in the UK in the High Court in relation to a series of derivative transactions entered into with Barclays Bank PLC between 2008 and 2011, seeking damages of £329m. In May 2024, Barclays Bank PLC reached a settlement whereby Barclays paid €43.5m with no acknowledgement of liability. This matter is now closed.

Skilled person review in relation to historic timeshare loans and associated matters
Clydesdale Financial Serviced Limited (CFS), which trades as Barclays Partner Finance and houses Barclays’ point-of-sale finance business, was required by the FCA to undertake a skilled person review in 2020 following concerns about historic affordability assessments for certain loans to customers in connection with timeshare purchases. The skilled person review was concluded in 2021. CFS complied fully with the skilled person review requirements, including carrying out certain remediation measures. CFS was not required to conduct a full back book review. Instead, CFS reviewed limited historic lending to ascertain whether its practices caused customer harm and is remediating any examples of harm. This work was substantially completed during 2023, utilising provisions booked to account for any remediations.

Motor finance commission arrangements
In January 2024, the FCA announced that it was appointing a skilled person to undertake a review of the historical use of discretionary commission arrangements and sales in the motor finance market across several firms. This follows two final decisions by the UK Financial Ombudsman Service (FOS), including one upholding a complaint against CFS (a subsidiary of Barclays PLC) in relation to commission arrangements and disclosure in the sale of motor finance products and a number of complaints and court claims, including some against CFS. We have commenced a judicial review challenge against the FOS in the High Court in relation to this decision. Barclays will co-operate fully with the FCA’s skilled person review, the outcome of which is unknown, including any potential financial impact. The FCA currently plans to set out next steps on this matter in May 2025. Barclays ceased operating in the motor finance market in late 2019 whilst CFS was a subsidiary of Barclays Bank group.

Over-issuance of securities in the US
In 2022, executive management became aware that Barclays Bank PLC had issued securities materially in excess of the set amount under its US shelf registration statements.
In 2022, a purported class action claim was filed in the US District Court in Manhattan seeking to hold Barclays PLC, Barclays Bank PLC and former and current executives responsible for declines in the price of Barclays PLC’s American depositary receipts, which the plaintiffs claim occurred as a result of alleged misstatements and omissions in its public disclosures. The defendants’ motion to dismiss the case was granted in part and denied in part in February 2024. Barclays has filed a motion for reconsideration or, alternatively, permission to appeal the decision.
In addition, holders of a series of ETNs have brought a purported class action in federal court in New York against Barclays PLC, Barclays Bank PLC, and former and current executives and board members in the US alleging, among other things, that Barclays’ failure to disclose that these ETNs were unregistered securities misled investors and that, as a result, Barclays is liable for the holders’ alleged losses following the suspension of further sales and issuances of such series of ETNs. The plaintiffs were granted leave to amend and filed a new complaint in March 2024. Barclays has filed a motion to dismiss.
In March 2024, a putative class action was filed in federal court in New York against Barclays PLC, Barclays Bank PLC and former and current executives. The plaintiff purports to bring claims on behalf of a class of short sellers, alleging that their short positions suffered substantial losses when Barclays suspended new issuances and sales of VXX ETNs as a result of the over-issuance of securities.

2.
Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC

HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax
In 2018, HMRC issued notices that have the effect of either removing certain Barclays overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group or preventing them from joining it. Supplies between members of a UK VAT group are generally free from VAT. The notices had both retrospective and prospective effect. Barclays has appealed HMRC's decisions to the First Tier Tribunal (Tax Chamber) in relation to both the retrospective VAT assessments and the on-going VAT payments made since 2018. £181m of VAT (inclusive of interest) was assessed retrospectively by HMRC covering the periods 2014 to 2018, of which approximately £128m is expected to be attributed to Barclays Bank UK PLC and £53m to Barclays Bank PLC. This retrospectively assessed VAT was paid in 2018 and an asset, adjusted to reflect expected eventual recovery, is recognised. Since 2018 Barclays has paid, and recognised as an expense, VAT on intra-group supplies from the relevant subsidiaries to the members of the VAT group. Trial was completed in Q2 2024 in respect of the ongoing VAT payments. Judgment is awaited.

3.
Barclays PLC

Civil action in respect of Barclays’ statements regarding the relationship between its former CEO and Jeffrey Epstein
In 2023, a purported class action was filed in federal court in California against Barclays PLC and a number of current and former members of the Board of Directors of Barclays PLC. The complaint seeks to hold the defendants responsible for declines in the price of Barclays PLC’s American depositary receipts, which the plaintiffs claim occurred as a result of alleged misstatements and omissions in Barclays’ public disclosures relating to its former CEO’s relationship with Jeffrey Epstein.

Alternative trading systems
In 2020, a claim was brought against Barclays PLC in the UK in the High Court by various shareholders regarding Barclays PLC’s share price based on the allegations contained within a complaint by the New York State Attorney General (NYAG) in 2014, which alleged, among other things, that Barclays PLC and BCI engaged in fraud and deceptive practices in connection with LX, BCI’s SEC-registered alternative trading system. The NYAG claim was settled in 2016, as previously disclosed. The more recent claim is currently due to go to trial on liability in October 2025 with a later trial to decide quantum issues. Barclays is defending the claim.

General
The Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, guarantees, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, intellectual property, money laundering, financial crime, employment, environmental and other statutory and common law issues.
The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, measures to combat money laundering and financial crime, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged. The Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.
At the present time, Barclays PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on the Group’s financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters (including formerly active matters or those matters arising after the date of this note) will not be material to Barclays PLC’s results, operations or cash flows for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

17.
Related party transactions
Related party transactions in the half year ended 30 June 2024 were similar in nature to those disclosed in the Barclays PLC Annual Report 2023. No related party transactions that have taken place in the half year ended 30 June 2024 have materially affected the financial position or the performance of the Group during this period.

Appendix: Non-IFRS Performance Measures

The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.

Non-IFRS performance measures glossary
Measure	Definition
Loan: deposit ratio	Total loans and advances at amortised cost divided by total deposits at amortised cost.
Attributable profit	Profit after tax attributable to ordinary shareholders of the parent.
Period end tangible equity refers to:
Period end tangible shareholders' equity (for Barclays Group)	Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of goodwill and intangible assets.
Period end allocated tangible equity (for businesses)
Allocated tangible equity is calculated as 13.5% (2023: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

Average tangible equity refers to:
Average tangible shareholders’ equity (for Barclays Group)
Calculated as the average of the previous month’s period end tangible shareholders' equity and the current month’s period end tangible shareholders' equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.

Average allocated tangible equity (for businesses)
Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Return on tangible equity (RoTE) refers to:
Return on average tangible shareholders’ equity (for Barclays Group)	Annualised Group attributable profit, as a proportion of average tangible shareholders’ equity. The components of the calculation have been included on pages 90 to 91.
Return on average allocated tangible equity (for businesses)	Annualised business attributable profit, as a proportion of that business's average allocated tangible equity. The components of the calculation have been included on pages 90 to 92.
Operating expenses excluding litigation and conduct	A measure of total operating expenses excluding litigation and conduct charges.
Operating costs	A measure of total operating expenses excluding litigation and conduct charges and UK regulatory levies.
Cost: income ratio	Total operating expenses divided by total income.
Loan loss rate	Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost at the balance sheet date.
Net interest margin	Annualised net interest income divided by the sum of average customer assets. The components of the calculation have been included on page 14.
Tangible net asset value per share
Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The components of the calculation have been included on page 14.

Profit before impairment	Calculated by excluding credit impairment charges or releases from profit before tax.
Structural cost actions	Cost actions taken to improve future financial performance.
Group net interest income excluding Barclays Investment Bank and Head Office	A measure of Barclays Group net interest income, excluding the net interest income reported in Barclays Investment Bank and Head Office.
Inorganic activity	Refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve RoTE beyond 2024.
Performance measures excluding the impact of inorganic activity	Calculated by excluding the impact of inorganic activity from performance measures. The components of the calculations for Barclays Group and businesses have been included on page 1 and on page 13.

Returns
	Half year ended 30.06.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,063	248	151	1,614	119	(408)	2,787

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	14.3	3.0	1.1	30.0	3.6	6.0	58.0
Average goodwill and intangibles	(3.9)	—	(0.1)	—	(0.3)	(3.6)	(7.9)
Average tangible equity	10.4	3.0	1.0	30.0	3.3	2.4	50.1

Return on average tangible equity	20.4%	16.6%	29.7%	10.8%	7.2%	n/m	11.1%

	Half year ended 30.06.23
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,049	396	181	1,610	131	(256)	3,111

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	14.0	2.9	1.1	29.1	3.9	4.6	55.6
Average goodwill and intangibles	(3.7)	—	(0.1)	—	(0.8)	(3.8)	(8.4)
Average tangible equity	10.3	2.9	1.0	29.1	3.1	0.8	47.2

Return on average tangible equity	20.4%	27.3%	35.2%	11.1%	8.4%	n/m	13.2%

Barclays Group
Return on average tangible shareholders' equity	Q224	Q124	Q423	Q323	Q223	Q123	Q422	Q322
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,237	1,550	(111)	1,274	1,328	1,783	1,036	1,512

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	57.7	58.3	57.1	55.1	55.4	55.9	54.9	56.8
Average goodwill and intangibles	(7.9)	(7.8)	(8.2)	(8.6)	(8.7)	(8.3)	(8.2)	(8.2)
Average tangible shareholders' equity	49.8	50.5	48.9	46.5	46.7	47.6	46.7	48.6

Return on average tangible shareholders' equity	9.9%	12.3%	(0.9)%	11.0%	11.4%	15.0%	8.9%	12.5%

Barclays UK
Return on average allocated tangible equity	Q224	Q124	Q423	Q323	Q223	Q123	Q422	Q322
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	584	479	382	531	534	515	474	549

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	14.4	14.3	14.1	14.0	14.2	13.9	13.7	13.5
Average goodwill and intangibles	(3.9)	(3.9)	(3.9)	(3.9)	(4.0)	(3.6)	(3.5)	(3.6)
Average allocated tangible equity	10.5	10.4	10.2	10.1	10.2	10.3	10.2	9.9

Return on average allocated tangible equity	22.3%	18.5%	14.9%	21.0%	20.9%	20.0%	18.7%	22.1%

Barclays UK Corporate Bank
Return on average allocated tangible equity	Q224	Q124	Q423	Q323	Q223	Q123	Q422	Q322
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	135	113	59	129	239	157	131	172

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.0	3.0	2.8	2.8	2.9	2.9	2.9	2.9
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	3.0	3.0	2.8	2.8	2.9	2.9	2.9	2.9

Return on average allocated tangible equity	18.0%	15.2%	8.4%	18.3%	32.9%	21.7%	17.8%	23.4%

Barclays Private Bank and Wealth Management
Return on average allocated tangible equity	Q224	Q124	Q423	Q323	Q223	Q123	Q422	Q322
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	77	74	47	102	91	90	92	108

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	1.1	1.1	1.1	1.1	1.1	1.1	1.2	1.1
Average goodwill and intangibles	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Average allocated tangible equity	1.0	1.0	1.0	1.0	1.0	1.0	1.1	1.0

Return on average allocated tangible equity	30.8%	28.7%	19.1%	41.2%	35.9%	34.5%	34.9%	41.7%

Barclays Investment Bank
Return on average allocated tangible equity	Q224	Q124	Q423	Q323	Q223	Q123	Q422	Q322
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	715	899	(149)	580	562	1,048	313	847

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	29.9	30.0	28.9	28.8	29.0	29.1	30.9	31.2
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	29.9	30.0	28.9	28.8	29.0	29.1	30.9	31.2

Return on average allocated tangible equity	9.6%	12.0%	(2.1)%	8.0%	7.7%	14.4%	4.0%	10.9%

Barclays US Consumer Bank
Return on average allocated tangible equity	Q224	Q124	Q423	Q323	Q223	Q123	Q422	Q322
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	75	44	(3)	3	72	59	101	107

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.6	3.6	3.6	3.8	3.9	3.9	4.1	4.0
Average goodwill and intangibles	(0.3)	(0.3)	(0.3)	(0.7)	(0.8)	(0.8)	(0.9)	(0.9)
Average allocated tangible equity	3.3	3.3	3.3	3.1	3.1	3.1	3.2	3.1

Return on average allocated tangible equity	9.2%	5.3%	(0.3)%	0.4%	9.3%	7.5%	12.6%	13.9%

Performance measures excluding the impact of inorganic activity
	Half year ended 30.06.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m	£m
Total income	3,713	877	632	6,347	1,678	30	13,277
Inorganic activity	—	—	—	—	—	(240)	(240)
Total income excluding inorganic activity	3,713	877	632	6,347	1,678	270	13,517

Total operating expenses	(2,108)	(486)	(436)	(3,902)	(800)	(449)	(8,181)

Cost: income ratio excluding inorganic activity	57%	55%	69%	61%	48%	n/a	61%

Attributable profit/(loss)	1,063	248	151	1,614	119	(408)	2,787
Post-tax impact of inorganic activity	—	—	—	—	—	(233)	(233)
Attributable profit/(loss) excluding inorganic activity	1,063	248	151	1,614	119	(175)	3,020

Average tangible equity (£bn)	10.4	3.0	1.0	30.0	3.3	2.4	50.1

Return on average tangible equity excluding inorganic activity	20.4%	16.6%	29.7%	10.8%	7.2%	n/a	12.0%

	Three months ended 30.06.24
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
	£m	£m	£m	£m	£m	£m	£m
Total income	1,887	443	320	3,019	819	(164)	6,324
Inorganic activity	—	—	—	—	—	(240)	(240)
Total income excluding inorganic activity	1,887	443	320	3,019	819	76	6,564

Total operating expenses	(1,045)	(235)	(219)	(1,903)	(410)	(194)	(4,006)

Cost: income ratio excluding inorganic activity	55%	53%	68%	63%	50%	n/a	61%

Attributable profit/(loss)	584	135	77	715	75	(349)	1,237
Post-tax impact of inorganic activity	—	—	—	—	—	(233)	(233)
Attributable profit/(loss) excluding inorganic activity	584	135	77	715	75	(116)	1,470

Average tangible equity (£bn)	10.5	3.0	1.0	29.9	3.3	2.1	49.8

Return on average tangible equity excluding inorganic activity	22.3%	18.0%	30.8%	9.6%	9.2%	n/a	11.8%

Tangible net asset value per share	As at 30.06.24	As at 31.12.23	As at 30.06.23
	£m	£m	£m
Total equity excluding non-controlling interests	71,173	71,204	67,669
Other equity instruments	(12,959)	(13,259)	(13,759)
Goodwill and intangibles	(7,839)	(7,794)	(8,607)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	50,375	50,151	45,303

	m	m	m
Shares in issue	14,826	15,155	15,556

	p	p	p
Tangible net asset value per share	340	331	291

Shareholder Information

Results timetable1				Date
Ex-dividend date				15 August 2024
Dividend record date				16 August 2024
Cut off time of 5:00pm (UK time) for the receipt of Dividend Re-investment Programme (DRIP) Application Form Mandate				30 August 2024
Dividend payment date				20 September 2024
Q3 2024 Results Announcement				24 October 2024

For qualifying US and Canadian resident ADR holders, the half year dividend of 2.9p per ordinary share becomes 11.6p per ADS (representing four shares). The ex-dividend date for ADR holders is 16 August 2024. The dividend record and dividend payment dates for ADR holders are as shown above.

A DRIP is provided by Equiniti Financial Services Limited. The DRIP enables the Company’s shareholders to elect to have their cash dividend payments used to purchase the Company’s shares. More information can be found at www.shareview.co.uk/info/drip

DRIP participants will usually receive their additional ordinary shares (in lieu of a cash dividend) three to four days after the dividend payment date.
Barclays PLC ordinary shares ISIN code: GB0031348658
Barclays PLC ordinary shares TIDM Code: BARC

				% Change3
Exchange rates2	30.06.24	31.12.23	30.06.23	31.12.23	30.06.23
Period end - USD/GBP	1.26	1.28	1.27	(2)%	(1)%
6 month average - USD/GBP	1.30	1.24	1.23	5%	6
3 month average - USD/GBP	1.26	1.24	1.25	2%	1%
Period end - EUR/GBP	1.18	1.15	1.16	3%	2%
6 month average - EUR/GBP	1.19	1.15	1.14	3%	4%
3 month average - EUR/GBP	1.18	1.15	1.15	3%	3%

Share price data
Barclays PLC (p)	208.90	153.78	153.38
Barclays PLC number of shares (m)4	14,826	15,155	15,556

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom.
Tel: +44 (0)371 384 2055 (UK and International telephone number)5.

American Depositary Receipts (ADRs)
EQ Shareowner Services
P.O. Box 64504
St. Paul, MN 55164-0504
United States of America
shareowneronline.com
Toll Free Number: +1 800-990-1135
Outside the US +1 651-453-2128

Delivery of ADR certificates and overnight mail
EQ Shareowner Services, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120-4100, USA.

1	Note that these dates are provisional and subject to change.
2	The average rates shown above are derived from daily spot rates during the year.
3	The change is the impact to GBP reported information.
4
The number of shares of 14,826m as at 30 June 2024 is different from the 14,816m quoted in the 1 July 2024 announcement entitled "Total Voting Rights" because the share buyback transactions executed on 27 and 28 June 2024 did not settle until 1 and 2 July 2024 respectively.

5	Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.